    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 2004


                                                     REGISTRATION NO. 333-119688
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                          WABASH NATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

                        DELAWARE                                                 52-1375208
    (State or other jurisdiction of incorporation or                (I.R.S. Employer Identification No.)
                      organization)

                          1000 SAGAMORE PARKWAY SOUTH
                            LAFAYETTE, INDIANA 47905
                                 (765) 771-5300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                               WILLIAM P. GREUBEL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          WABASH NATIONAL CORPORATION
                          1000 SAGAMORE PARKWAY SOUTH
                            LAFAYETTE, INDIANA 47905
                                 (765) 771-5300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                    MICHAEL J. SILVER                                          ROBERT F. WALL
                 HOGAN & HARTSON L.L.P.                                     WINSTON & STRAWN LLP
          111 SOUTH CALVERT STREET, SUITE 1600                               35 W. WACKER DRIVE
                BALTIMORE, MARYLAND 21202                               CHICAGO, ILLINOIS 60601-9703
                     (410) 659-2700                                            (312) 558-5600

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

                             ---------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED OCTOBER 28, 2004


PROSPECTUS

                                3,000,000 SHARES

                                   (WNC LOGO)

                          WABASH NATIONAL CORPORATION
                                  COMMON STOCK
                             ----------------------

       Wabash National Corporation is selling 3,000,000 shares of common stock.


       Our common stock trades on the New York Stock Exchange under the symbol "WNC." On October 27, 2004, the last sale price of our common stock on the New York Stock Exchange was $23.63 per share.



       INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                             ----------------------

                                                     PER SHARE              TOTAL
                                                     ---------              -----
Public offering price............................        $                    $
Underwriting discount............................        $                    $
Proceeds, before expenses, to Wabash.............        $                    $

       The underwriters may also purchase up to an additional 450,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about           , 2004.

                             ----------------------

MERRILL LYNCH & CO.
                         BEAR, STEARNS & CO. INC.
                                               BB&T CAPITAL MARKETS

                             ----------------------

                The date of this prospectus is           , 2004.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    7
Forward Looking Statements..................................   13
Use of Proceeds.............................................   14
Price Range of Our Common Stock.............................   15
Dividend Policy.............................................   15
Capitalization..............................................   16
Dilution....................................................   17
Selected Consolidated Financial and Other Data..............   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   39
Management..................................................   46
Description of Capital Stock................................   47
Underwriting................................................   51
Legal Matters...............................................   53
Experts.....................................................   53
Incorporation by Reference..................................   54
Additional Information......................................   54
Index to Financial Statements...............................  F-1


       You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
                             ----------------------

                         INDUSTRY AND OTHER INFORMATION


       Unless we indicate otherwise, we base the information concerning the transportation equipment industry contained in this prospectus on our general knowledge of and expectations concerning the industry, our market positions and market shares, which are based on estimates prepared by us using data from various industry sources, and on assumptions we made based on such data and our knowledge of the transportation equipment industry. We have not independently verified data from industry sources. In addition, we believe that data regarding the transportation equipment industry and our market positions within such industry provide general guidance but are inherently imprecise. Further, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk Factors" section beginning on page 7 of this prospectus.

                                    SUMMARY

       This summary contains basic information about us. It does not contain all of the information that is important to your investment decision. To fully understand this offering, you should read the following summary together with the more detailed information contained elsewhere in this prospectus, including under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes thereto, and the other information incorporated by reference into this prospectus as described below under "Incorporation by Reference."

       The terms "Wabash," "the Company," "we," "our," and "us" refer to Wabash National Corporation and its subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective investor.

                                  OUR BUSINESS

OVERVIEW

       We are one of North America's leaders in designing, manufacturing and marketing standard and customized truck trailers and related transportation equipment. Founded in 1985 as a start-up, we grew to over $1.4 billion in sales in 1999, and had approximately $900 million in sales in 2003. For the nine months ended September 30, 2004, we had sales of approximately $754 million and net income of approximately $45 million.

       We market our transportation equipment under the Wabash(R), DuraPlate(R), DuraPlateHD(R), FreightPro(R), ArcticLite(R) and RoadRailer(R) trademarks directly to customers, through independent dealers and through our factory-owned retail branch network. Our proprietary DuraPlate(R) composite truck trailer, which we introduced in 1996, has achieved widespread acceptance by our customers. In 2003, sales of our DuraPlate(R) trailers represented approximately 80% of our total trailers shipped. We are also a competitive producer of standardized products, and are seeking to become a low-cost producer within our industry. We are also a competitive producer of standard dry, refrigerated and intermodal vans.

CORE STRENGTHS

       We believe that the following strengths differentiate us from our competitors and position us for success within our markets:

       - LONG-TERM CORE CUSTOMER RELATIONSHIPS. We are the exclusive provider of trailers to a significant number of top-tier trucking companies, generating a consistent revenue base that has helped to sustain us as one of the market leaders.

       - INNOVATIVE PRODUCT OFFERINGS. Our DuraPlate(R) proprietary technology provides what we believe to be a superior trailer to our customers and commands premium pricing. A DuraPlate(R) trailer is a composite plate trailer constructed with material containing a high density polyethylene core bonded between a high-strength steel skin. We believe that the competitive advantages of our DuraPlate(R) trailers over standard trailers include the following:

           -     operate three to five years longer;

           -     less costly to maintain; and

           -     higher trade-in values.

           We have also successfully introduced innovations in our refrigerated trailers and other product lines. For example, we introduced the DuraPlate(R) HD trailer and the FreightPro(R) sheet and post trailer in 2003.

       - SIGNIFICANT MARKET SHARE AND BRAND RECOGNITION. We have been one of the two largest manufacturers of trailers in North America in each of the last ten years, with one of the most widely recognized brands in the industry.


       - EXTENSIVE DISTRIBUTION NETWORK. Our twenty-six factory-owned retail branch locations and over forty independent dealers extend our sales network throughout North America, diversifying our factory direct sales and supporting our national service contracts.


       - COMMITTED FOCUS ON OPERATIONAL EXCELLENCE. Safety, quality, on-time delivery, productivity and cost reduction are the core elements of our program of continuous improvement. We received the 2003 U.S. Senate Productivity Award for the State of Indiana for the significant cost savings and productivity we achieved in the prior two years.

       - TECHNOLOGY. We are recognized by the trucking industry as being a leader in developing technology to reduce trailer maintenance.

       - CORPORATE CULTURE. We benefit from a value driven management team and dedicated union-free workforce.

STRATEGY

       We are committed to an operating strategy that seeks to deliver profitability throughout industry cycles by executing on the core elements of our strategic plan:

       - CORPORATE FOCUS. We intend to continue our transition from an organization focused on unit volume and revenue to one focused on earnings and cash flow.

       - PRODUCT DIFFERENTIATION. We intend to continue to provide differentiated products that generate enhanced profit margins.

       - CONTINUOUS IMPROVEMENTS. We are focused on continuing to reduce our cost structure by adhering to continuous improvement and lean manufacturing initiatives.

       - CORE CUSTOMERS. We intend to maintain and enhance our long-standing customer partnerships and create new revenue opportunities by offering tailored transportation solutions.

       - CUSTOMER DIVERSIFICATION. We intend to continue to expand and diversify our customer base by focusing on middle market carriers with trailer fleets ranging from 250 to 5,000 units.

       - TRAILER PERFORMANCE IMPROVEMENTS. We are working on the development of a DuraPlate(R) trailer that minimizes maintenance for ten years.

       - STRENGTHEN BALANCE SHEET. We intend to continue reducing our debt to enhance financial flexibility and enable us to capitalize on future market opportunities.

INDUSTRY

       Freight transportation in the United States, according to the American Trucking Association (ATA), was estimated to be a $702 billion industry in 2003. ATA estimates that approximately 69% of all freight tonnage is carried by trucks at some point during its shipment, accounting for approximately 87% of freight industry revenue in the United States. Trailer demand is a direct function of the amount of freight to be transported. To monitor the state of the industry, we evaluate a number of indicators related to trailer manufacturing and the transportation industry. Information is obtained from sources such as A.C.T. Research Co., LLC (ACT), ATA, Cass Logistics, and Eno Transportation Foundation. Recent trends we have observed include the following:

       - IMPROVEMENT IN THE NUMBER OF UNITS SHIPPED. After reaching a high of over 300,000 units shipped in 1999, shipments by the U.S. trailer industry declined to approximately 140,000 units in each of 2001 and 2002. Unit shipments were approximately 183,000 in

2003. ACT estimates that 2004 and 2005 shipments will be approximately 230,000 units and 277,000 units, respectively. We expect, however, that the level of industry shipments in 2005 will be somewhat lower than ACT's estimate: between
           250,000 units and 260,000 units.

       - INCREASING AGE OF MOTOR CARRIER TRAILER FLEETS. During the three-year period ending December 31, 2003, the average age of trailer fleets increased from approximately 44 months to 55 months. We believe this increase resulted in part from deferred purchases by many motor carriers. This trend suggests to us that there may be pent-up replacement demand for trailers.


       - INCREASING RATE OF NEW TRAILER ORDERS. Quarterly industry order placements were in the range of 10,000 units to 15,000 units per month during each of the six quarters ended December 31, 2003. For the first quarter of 2004, the industry monthly order placement rate averaged over 20,000 units. For the second quarter of 2004, the industry monthly order placement rate averaged 19,000 units, a 22% increase over the same period in 2003. For the third quarter of 2004, the industry monthly order placement rate averaged 18,500 units, a 32% increase over the same period in 2003.


       - OTHER DEVELOPMENTS. Other developments and our view of their potential impact on the industry include:

           - New federal emission standards that come into effect in 2007 could result in improved demand for trailers in 2005 and part of 2006, as motor carriers may focus their capital spending on tractors in advance of the regulations taking effect. A similar pattern occurred in advance of the October 2002 enactment of new emission standards.

           - Technology advances in trailer tracking and route management implemented by motor carriers have increased trailer utilization and lowered trailer-to-tractor ratios and could result in reduced trailer demand.

           - New federal hours-of-service rules became effective January 4, 2004. We initially believed that these rules would negatively impact driver productivity and that this could result in increased demand for trailers. These rules were recently vacated by the U.S. Court of Appeals. However, due to Congressional action in early October, the regulation remains temporarily in effect. To date, we believe that there has been a limited amount of increased business as a result of the regulation. If the regulation is permanently suspended, there is the potential for cancellation of refrigerator units and some increase of trade-ins that could affect used trailer prices.
                             ----------------------

       Wabash National Corporation is a Delaware corporation incorporated in 1991 and is the successor by merger to a Maryland corporation organized in 1985. Our principal executive offices are located at 1000 Sagamore Parkway South, Lafayette, Indiana 47905 and our telephone number at that address is (765) 771-5300. Our website is located at www.wabashnational.com. The information on our website is not part of this prospectus.

                                  THE OFFERING

Common stock we are offering.....    3,000,000 shares

Shares outstanding after this
offering.........................    30,350,725 shares


Use of proceeds..................    We estimate that our net proceeds from the
                                     offering, without exercise of the
                                     overallotment option, will be approximately
                                     $66.8 million. We intend to use all of the net proceeds of this offering to repay a portion of our outstanding secured bank indebtedness. See "Use of Proceeds."


NYSE Symbol......................    WNC

Risk factors.....................    See "Risk Factors" and the other
                                     information included and incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

       The number of shares of our common stock outstanding after this offering is based on 27,350,725 shares outstanding as of September 30, 2004, and does not include as of that date:

       - 1,493,929 shares of our common stock issuable upon exercise of outstanding options granted under our stock option plans at a weighted average exercise price of $13.54 per share;

       - 1,934,305 shares available for issuance or future grant under our 2000 Stock Option and Incentive Plan and our 2004 Stock Incentive Plan; and

       - 6,510,416 shares issuable upon the conversion of our $125,000,000 principal amount of 3 1/4% Convertible Senior Notes due 2008 at a conversion price of $19.20 per share, which is equal to a conversion rate of 52.0833 shares of common stock per $1,000 principal amount of notes, subject to adjustment.

     Unless otherwise stated, all information contained in this prospectus assumes that the underwriters do not exercise their overallotment option to purchase an additional 450,000 shares of common stock.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


       The following table sets forth summary consolidated and audited financial and unaudited operating data for each of the five years in the period ended December 31, 2003, and unaudited financial and operating data for the nine months ended September 30, 2004 and 2003. The summary audited financial data for the years ended December 31, 2003, 2002 and 2001 are derived from our audited financial statements, and the historical financial data for the nine-month periods ended September 30, 2004 and 2003 are derived from our unaudited interim financial statements. Our audited financial statements for the three years ended December 31, 2003 and our unaudited interim financial statements for the nine-month periods ended September 30, 2004 and 2003 are included elsewhere in this prospectus.


       The information shown in the table below may not be indicative of our future results. You should read the information below together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                               NINE MONTHS ENDED,
                                  SEPTEMBER 30,                               YEAR ENDED DECEMBER 31
                              ---------------------     -------------------------------------------------------------------
                                2004        2003          2003        2002           2001            2000           1999
                              ---------   ---------     ---------   ---------      ---------       ---------      ---------
                                (IN MILLIONS, EXCEPT PER SHARE AMOUNTS, INDUSTRY BUILD, MARKET SHARE AND EMPLOYEE COUNTS)
SUMMARY OF OPERATIONS:
Net sales...................  $  753.7    $  668.2      $  887.9    $  819.5       $  863.4        $1,332.2       $1,454.6
Cost of sales...............     657.0       603.4         810.7       777.1(1)       972.1(2)      1,216.2(3)     1,322.9
Loss on asset impairment....        --        28.5          28.5         2.0           10.5              --             --
                              --------    --------      --------    --------       --------        --------       --------
Gross profit (loss).........      96.7        36.3          48.7        40.4         (119.2)          116.0          131.7
Selling, general and
  administrative............      42.5        47.9          57.7        77.4           82.3            55.9           50.8
Restructuring...............        --          --            --         1.8           37.9            36.3             --
                              --------    --------      --------    --------       --------        --------       --------
Income (loss) from
  operations................      54.2       (11.6)         (9.0)      (38.8)        (239.4)           23.8           80.9
Interest expense............      (8.6)      (27.6)        (30.2)      (30.9)         (21.3)          (19.7)         (12.7)
Loss on debt
  extinguishment............        --       (18.9)        (19.8)       (1.3)            --              --             --
Other income (expense),
  net.......................       0.7         2.6           1.8        (0.5)         (14.3)          (15.1)          (3.5)
                              --------    --------      --------    --------       --------        --------       --------
Income (loss) before income
  taxes.....................      46.3       (55.5)        (57.2)      (71.5)        (275.0)          (11.0)          64.7
Provision (benefit) for
  income taxes..............       0.9          --            --       (15.3)         (42.8)           (4.3)          25.9
                              --------    --------      --------    --------       --------        --------       --------
Net income (loss)...........  $   45.4    $  (55.5)     $  (57.2)   $  (56.2)      $ (232.2)       $   (6.7)      $   38.8
                              ========    ========      ========    ========       ========        ========       ========
Diluted EPS.................  $   1.42    $  (2.19)     $  (2.26)   $  (2.43)      $ (10.17)       $  (0.38)      $   1.59
                              ========    ========      ========    ========       ========        ========       ========
CASH FLOW DATA:
Depreciation and
  amortization..............      14.7        19.1          23.8        28.6           32.1            30.1           21.8
Capital expenditures........      (5.8)       (3.7)         (6.5)       (5.7)          (5.9)          (60.3)         (68.1)
EBITDA(4)...................  $   69.6    $   (8.8)     $   (3.2)   $  (12.0)      $ (221.6)       $   38.8       $   99.2
PRODUCT LINE SALES DATA:
New trailers................  $  657.6    $  499.8      $  690.5    $  563.5       $  614.3        $1,080.0       $1,202.8
Used trailers...............      41.0        53.3          64.8        92.3           73.3            74.7           89.5
Parts.......................      30.2        72.6          81.7        99.4          103.7           109.8           99.3
Other.......................      24.9        42.5          50.9        64.3           72.1            67.7           63.0
                              --------    --------      --------    --------       --------        --------       --------
Total.......................  $  753.7    $  668.2      $  887.9    $  819.5       $  863.4        $1,332.2       $1,454.6
SUPPLEMENTAL DATA:
North American trailer
  industry build(5).........   172,805     134,343       182,666     139,658        140,084         270,817        305,869
North American trailer
  market share..............      20.8%       20.0%         19.8%       19.4%          22.6%           24.5%          22.8%
Backlog.....................  $  283.0    $  192.0      $  200.0    $  208.0       $  142.0        $  700.0       $1,100.0
Employees...................     3,400       3,300         3,300       3,600          3,500           5,200          5,600

                               NINE MONTHS ENDED,
                                  SEPTEMBER 30,                               YEAR ENDED DECEMBER 31
                              ---------------------     -------------------------------------------------------------------
                                2004        2003          2003        2002           2001            2000           1999
                              ---------   ---------     ---------   ---------      ---------       ---------      ---------
                                (IN MILLIONS, EXCEPT PER SHARE AMOUNTS, INDUSTRY BUILD, MARKET SHARE AND EMPLOYEE COUNTS)
BALANCE SHEET DATA:
Working capital.............  $  120.7    $   71.8      $   42.0    $   55.1       $  111.3        $  270.7       $  228.8
Total equipment leased to
  others and finance
  contracts.................      21.8        46.9          32.1       132.9          160.1           108.5          130.6
Total assets................     469.8       448.0         397.0       565.6          692.5           781.6          791.3
Total debt..................     243.0       275.2         227.3       282.0          334.7           238.3          167.9
Capital lease obligations...        --         1.8            --        64.9           77.3              --             --
Stockholders' equity........      74.6        20.0          22.2        74.0          131.0           367.2          379.4


------------

(1) Includes used trailer valuation charges of $5.4 million and loss contingencies and equipment impairment charges of $4.8 million.

(2) Includes used trailer inventory valuation charges of $62.1 million, a restructuring related charge of $3.7 million, and loss contingencies and impairment charges of $37.9 million related to our leasing operations.

(3) Includes a $4.5 million charge related to our restructuring activities.

(4) We use EBITDA, income (loss) before income taxes, interest expense, depreciation and amortization, as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to income (loss) before taxes and other profitability measures under generally accepted accounting principles (GAAP). EBITDA is not a measure of performance under GAAP. EBITDA should not be construed as an alternative to operating income and income (loss) before taxes as an indicator of our operations in accordance with GAAP, nor is EBITDA an alternative to cash flow from operating activities in accordance with GAAP. Our definition of EBITDA can differ from that of other companies. The following table reconciles net income, the most comparable measure under GAAP, to EBITDA for the periods indicated:


                                                NINE MONTHS
                                                   ENDED,
                                               SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
                                               --------------   -----------------------------------------
                                               2004     2003     2003     2002     2001     2000    1999
                                               -----   ------   ------   ------   -------   -----   -----
                                                                     (IN MILLIONS)
    Net income (loss)........................  $45.4   $(55.5)  $(57.2)  $(56.2)  $(232.2)  $(6.7)  $38.8
    Add (subtract):..........................
      Provision (benefit) for income taxes...    0.9       --       --    (15.3)    (42.8)   (4.3)   25.9
      Interest expense.......................    8.6     27.6     30.2     30.9      21.3    19.7    12.7
      Depreciation and amortization..........   14.7     19.1     23.8     28.6      32.1    30.1    21.8
                                               -----   ------   ------   ------   -------   -----   -----
    EBITDA...................................  $69.6   $ (8.8)  $ (3.2)  $(12.0)  $(221.6)  $38.8   $99.2
                                               =====   ======   ======   ======   =======   =====   =====


(5) U.S. trailer industry build data represent new trailer production for the trailer industry as a whole within North America and were derived from information from A.C.T. Research Company, L.L.C.

                                  RISK FACTORS

       You should carefully consider the risks described below in addition to other information contained or incorporated by reference in this prospectus before making an investment decision. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

             RISKS RELATED TO OUR BUSINESS, STRATEGY AND OPERATIONS

WE HAVE GENERATED SIGNIFICANT LOSSES IN RECENT PERIODS.

       We incurred significant net losses during the last three years. While in the first nine months of 2004, ended September 30, 2004, we reported net income of $45.4 million, we have reported net losses of $232.2 million, $56.2 million and $57.2 million for the years ended December 31, 2001, 2002 and 2003, respectively. Our ability to achieve and sustain profitability in the future will depend on the successful continued implementation of measures to reduce costs and achieve sales goals. While we have taken steps to lower operating costs and reduce interest expense, and have seen our sales improve in recent periods, we cannot assure you that our cost-reduction measures will be successful, sales will be sustained or increased or that we will achieve a sustained return to profitability.

OUR INVENTORIES ARE NOT MANAGED BY PERPETUAL INVENTORY CONTROL SYSTEMS.

       The systems and processes we use to manage and value our inventories require significant manual intervention and the verification of actual quantities requires physical inventories, which we take several times a year. Breakdowns of these systems and processes, and errors in inventory estimates derived from these systems and processes, could go undetected until the next physical inventory and adversely affect our operations and financial results.

WE ARE SUBJECT TO NEW CORPORATE GOVERNANCE AND INTERNAL CONTROLS REPORTING REQUIREMENTS, AND OUR COSTS RELATED TO COMPLIANCE WITH, OR OUR FAILURE TO COMPLY WITH, EXISTING AND FUTURE REQUIREMENTS COULD ADVERSELY AFFECT OUR BUSINESS.

       We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the SEC, the Public Company Accounting Oversight Board and the NYSE. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future. In particular, we will be required to include management and auditor reports on internal controls as part of our annual report for the year ended December 31, 2004 pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of evaluating our control structure to help ensure that we will be able to comply with Section 404 of the Sarbanes-Oxley Act. We cannot assure you that we will be able to fully comply with these laws, rules and regulations that address corporate governance, internal control reporting and similar matters. Our failure to comply with these laws, rules and regulations may materially adversely affect our reputation, financial condition and the value of our securities.

AN ADVERSE CHANGE IN OUR CUSTOMER RELATIONSHIPS OR IN THE FINANCIAL CONDITION OF OUR CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS.

       We have corporate partnering relationships with a number of customers where we supply the requirements of these customers. We do not have binding agreements with these customers. Our success is dependent, to a significant extent, upon the continued strength of these relationships and the growth of our corporate partners. We often are unable to predict the level of demand for our products from these partners, or the timing of their orders. In addition, the same economic conditions that adversely affect us also often adversely affect our customers. As some of our customers are highly leveraged and have limited access to capital, their continued existence may be uncertain. One of our customers, Grupo Transportation Marititma Mexicana SA (TMM), which is located in Mexico, has been experiencing financial difficulties and on August 5, 2004, announced that it had completed the restructuring of its existing debt agreements. Payments from TMM to us are currently behind schedule. The customer owes us $7.4 million as of September 30, 2004 secured by highly specialized RoadRailer(R) equipment, which due to the nature of the equipment, has a minimal recovery value. The loss of a significant customer or unexpected delays in product purchases could adversely affect our business and results of operations.

OUR TECHNOLOGY AND PRODUCTS MAY NOT ACHIEVE MARKET ACCEPTANCE, WHICH COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION.

       We continue to introduce new products, such as the DuraPlate(R) HD and the Freight-Pro(R) trailer. We cannot assure you that these or other new products or technologies will achieve sustained market acceptance. In addition, new technologies or products that our competitors introduce may render our products obsolete or uncompetitive. We have taken steps to protect our proprietary rights in our new products. However, the steps we have taken to protect them may not be sufficient or may not be enforced by a court of law. If we are unable to protect our proprietary rights, other parties may attempt to copy or otherwise obtain or use our products or technology. If competitors are able to use our technology, our ability to compete effectively could be harmed.

WE HAVE A LIMITED NUMBER OF SUPPLIERS OF RAW MATERIALS; AN INCREASE IN THE PRICE OF RAW MATERIALS OR THE INABILITY TO OBTAIN RAW MATERIALS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

       We currently rely on a limited number of suppliers for certain key components in the manufacturing of truck trailers, such as tires, landing gear, axles and specialty steel coil used in DuraPlate(R) panels. From time to time, there have been and may in the future continue to be shortages of supplies of raw materials or our suppliers may place us on allocation, which would have an adverse impact on our ability to meet demand for our products. Raw material shortages and allocations may result in inefficient operations and a build-up of inventory, which can negatively affect our working capital position. In addition, if the price of raw materials were to increase and we were unable to increase our selling prices or reduce our operating costs to offset the price increases, our operating margins would be adversely affected. The loss of any of our suppliers or their inability to meet our price, quality, quantity and delivery requirements could have a significant impact on our results of operations.

DISRUPTION OF OUR MANUFACTURING OPERATIONS OR MANAGEMENT INFORMATION SYSTEMS WOULD HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       We manufacture our products at two trailer manufacturing facilities in Lafayette, Indiana, and one hardwood floor facility in Harrison, Arkansas. Our primary manufacturing facility accounts for approximately 85% of our manufacturing output. An unexpected disruption in our production at either of these facilities or in our management information systems for any length of time would have an adverse effect on our business, financial condition and results of operations.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

       Many of our executive officers, including our CEO William P. Greubel and COO Richard J. Giromini, are critical to the management and direction of our business. Our future success depends, in large part, on our ability to retain these officers and other capable management personnel. The unexpected loss of the services of any of our key personnel could have an adverse effect on the operation of our business, as we may be unable to find suitable management to replace departing executives on a timely basis.

THE INABILITY TO REALIZE ADDITIONAL COSTS SAVINGS COULD WEAKEN OUR COMPETITIVE POSITION.

       If we are unable to continue to successfully implement our program of cost reduction and continuous improvement, we may not realize additional anticipated cost savings, which could weaken our competitive position.

WE ARE SUBJECT TO CURRENCY EXCHANGE RATE FLUCTUATIONS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.


       We are subject to currency exchange rate risk related to sales through our factory-owned retail distribution centers in Canada. For the nine months ended September 30, 2004 and the year ended December 31, 2003, currency exchange rate fluctuations had an unfavorable impact of $0.1 million and a favorable impact of $5.3 million, respectively, on our results of operations. We cannot assure you that future currency exchange rate fluctuations will not have an adverse affect on our results of operations equivalent to or more severe than that for the nine months ended September 30, 2004.


                 RISKS RELATED TO OUR SUBSTANTIAL INDEBTEDNESS

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

       We are currently highly leveraged and have substantial debt in relation to our stockholders' equity. As of September 30, 2004, we had an aggregate of $243 million of outstanding indebtedness. Although this offering is intended to reduce our debt, we will continue to have substantial debt after applying the proceeds from this offering.

       Our high level of debt could have important consequences to our investors, including:

       - we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

       - we will need to use a portion of our cash flow from operations to pay principal of and interest on our debt, which will reduce the amount of funds available to us for other purposes;

       - we may be more highly leveraged than our competitors, which could put us at a competitive disadvantage; and

       - we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable in the event of a downturn in the general economic conditions of our business.

RESTRICTIVE COVENANTS IN OUR DEBT INSTRUMENTS COULD LIMIT OUR FINANCIAL AND OPERATING FLEXIBILITY AND SUBJECT US TO OTHER RISKS.

       The agreements governing our indebtedness include certain covenants that restrict, among other things, our ability to:

       -     incur additional debt;

       -     pay dividends on our equity or repurchase our equity;

       -     make certain investments;

       -     create certain liens; and

       - consolidate, merge or transfer all or substantially all of our assets.

       Our ability to comply with such agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, upon the occurrence of an event of default under our debt agreements, the lenders could elect to declare all amounts outstanding under our debt agreements, together with accrued interest, to be immediately due and payable.

              RISKS PARTICULAR TO THE INDUSTRY IN WHICH WE OPERATE

OUR BUSINESS IS HIGHLY CYCLICAL, WHICH COULD ADVERSELY AFFECT OUR SALES AND RESULTS OF OPERATIONS.

       The truck trailer manufacturing industry historically has been and is expected to continue to be cyclical, as well as affected by overall economic conditions. New trailer production for the trailer industry as a whole was approximately 140,000 in both 2001 and 2002 and approximately 183,000 in 2003. Customers historically have replaced trailers in cycles that run from five to twelve years, depending on service and trailer type. Poor economic conditions can adversely affect demand for new trailers and in the past have led to an overall aging of trailer fleets beyond this typical replacement cycle. Customers' buying patterns can also reflect regulatory changes, such as the new federal hours-of-service rules and anticipated 2007 federal emissions standards. Our business is likely to continue to be highly cyclical based on current and expected economic conditions and regulatory factors.

SIGNIFICANT COMPETITION IN THE INDUSTRY IN WHICH WE OPERATE MAY RESULT IN OUR COMPETITORS OFFERING NEW OR BETTER PRODUCTS AND SERVICES OR LOWER PRICES, WHICH COULD RESULT IN A LOSS OF CUSTOMERS AND A DECREASE IN OUR REVENUES.

       The truck trailer manufacturing industry is highly competitive. We compete with other manufacturers of varying sizes, some of which may have greater financial resources than we do. Barriers to entry in the standard truck trailer manufacturing industry are low. As a result, it is possible that additional competitors could enter the market at any time. In the recent past, the manufacturing over-capacity and high leverage of some of our competitors, along with the bankruptcies and financial stresses that affected the industry, contributed to significant pricing pressures.

       If we are unable to compete successfully with other trailer manufacturers, we could lose customers and our revenues may decline. In addition, competitive pressures in the industry may affect the market prices of our new and used equipment, which, in turn, may adversely affect our sales margins and results of operations.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENTAL LAWS AND REGULATIONS, AND OUR COSTS RELATED TO COMPLIANCE WITH, OR OUR FAILURE TO COMPLY WITH, EXISTING OR FUTURE LAWS AND REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.


       The length, height, width, maximum weight capacity and other specifications of truck trailers are regulated by individual states. The Federal government also regulates certain truck trailer safety features, such as lamps, reflective devices, tires, air-brake systems and rear-impact guards. Changes or anticipation of changes in these regulations can have a material impact on our financial results, as our customers may defer purchasing decisions and we may have to reengineer products. In addition, we are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of storm water and underground fuel storage tanks and may be subject to liability associated with operations of prior owners of acquired property. On September 28, 2004, we entered a plea to two misdemeanor violations of the federal Clean Water Act and agreed to pay a $400,000 fine pursuant to a plea agreement resulting from a federal environmental investigation into our former Huntsville, Tennessee facility. If we are found to be in violation of applicable laws or regulations in the future, it could have an adverse effect on our business, financial condition and results of operations. Our costs of complying with these or any other current or future environmental regulations may be significant. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions.


A DECLINE IN THE VALUE OF USED TRAILERS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

       General economic and industry conditions, as well as the supply of used trailers, influence the value of used trailers. As part of our normal business practices, we maintain used trailer inventories and have entered into finance contracts secured by used trailers, as well as residual guarantees and purchase commitments for used trailers. Declines in the market value for used trailers or the need to dispose of excess inventories has had, and could in the future have, an adverse effect on our business, financial condition and results of operations.

PRODUCT LIABILITY AND OTHER CLAIMS.

       As a manufacturer of products widely used in commerce, we are subject to regular product liability claims as well as warranty and similar claims alleging defective products. From time to time claims may involve material amounts and novel legal theories, and any insurance we carry may prove inadequate to insulate us from material liabilities for these claims.

               RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK

OUR COMMON STOCK HAS EXPERIENCED, AND MAY CONTINUE TO EXPERIENCE, PRICE VOLATILITY AND A LOW TRADING VOLUME.

       The trading price of our common stock has been and may continue to be subject to large fluctuations. Our common stock price may increase or decrease in response to a number of events and factors, including:

       -     trends in our industry and the markets in which we operate;

       -     changes in the market price of the products we sell;

       - the introduction of new technologies or products by us or our competitors;

       - changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

       - operating results that vary from the expectations of securities analysts and investors;

       - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;

       -     changes in laws and regulations; and

       -     general economic and competitive conditions.


       This volatility may adversely affect the prices of our common stock regardless of our operating performance. The price of our common stock also may be adversely affected by the amount of common stock issuable upon conversion of our 3 1/4% convertible senior notes due 2008. Assuming $125 million in aggregate principal amount of these notes are converted at a conversion price of $19.20, the number of shares of our common stock outstanding would increase by approximately 6.5 million, or approximately 21.5%, after giving effect to this offering, as of September 30, 2004.


       In addition, our common stock has experienced low trading volume in the past.

WE ARE NOT CURRENTLY ABLE TO PAY CASH DIVIDENDS.

       Since December 2001, we have not declared or paid cash or other dividends on our common stock. In addition, the terms of our existing debt agreements prohibit the payment of cash dividends on our common stock.

ARTHUR ANDERSEN LLP, OUR FORMER AUDITORS, AUDITED CERTAIN FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS. IN THE EVENT SUCH FINANCIAL INFORMATION IS LATER DETERMINED TO CONTAIN FALSE STATEMENTS, YOU MAY BE UNABLE TO RECOVER DAMAGES FROM ARTHUR ANDERSEN LLP.

       Arthur Andersen LLP completed its audit of our financial statements for the year ended December 31, 2001, and issued its report with respect to such financial statements dated April 12, 2002.

On March 14, 2002, Arthur Andersen was indicted on, and on June 15, 2002 Arthur Andersen was convicted of, federal obstruction of justice charges arising from the U.S. Government's investigation of Enron Corporation.

       On May 30, 2002, we dismissed Arthur Andersen as our independent auditors and we appointed Ernst & Young LLP as our independent auditors for fiscal year 2002. We had no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. Arthur Andersen audited the financial statements that we include in this prospectus as of December 31, 2001 and for the year ending December 31, 2001, and a copy of their report thereon is included in this prospectus. However, we have not obtained the written consent of Arthur Andersen to include their report in this prospectus after reasonable efforts.

       Arthur Andersen has stopped conducting business before the SEC and has limited assets available to satisfy the claims of creditors. As a result, and because we have not obtained Arthur Andersen's consent to the inclusion of their audit report in this prospectus, you may be limited in your ability to recover damages from Arthur Andersen under federal or state law if it is later determined that there are false statements contained in this prospectus relating to or contained in financial data audited by Arthur Andersen.

                           FORWARD LOOKING STATEMENTS

       This prospectus contains and incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan" or "anticipate" and other similar words. Our "forward-looking statements" include statements regarding:

       -     our business plans;

       -     completion of contemplated asset dispositions;

       -     our expected revenues, income or loss and capital expenditures;

       -     plans for future operations;

       -     financing needs, plans and liquidity;

       -     our ability to achieve sustained profitability;

       -     reliance on certain customers and corporate partnerships;

       -     shortages of raw materials;

       -     availability of capital;

       -     dependence on industry trends;

       -     the outcome of any pending litigation;

       -     export sales and new markets;

       -     acceptance of new technology and products; and

       - government regulation, as well as assumptions relating to the foregoing.

       Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this prospectus. Each forward-looking statement contained or incorporated by reference in this prospectus reflects our management's view only as of the date on which that forward-looking statement was made. We undertake no obligation to update forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.


       Currently known risk factors that could cause actual results to differ materially from our expectations are described in the section of this prospectus entitled "Risk Factors" beginning on page 7. We urge you to carefully review that section for a more complete discussion of the risks of an investment in our common stock.

                                USE OF PROCEEDS


       We expect to receive net proceeds from this offering of approximately $66.8 million (approximately $76.9 million if the underwriters exercise their overallotment option in full), at an assumed public offering price of $23.63 per share, after deducting the underwriting discount and commissions and our estimated offering expenses. We intend to use all of the net proceeds of this offering to repay a portion of our outstanding indebtedness.



       We intend to repay in full the balance of our secured bank term loan, which as of September 30, 2004 had an outstanding balance of $31.7 million. This loan, which matures on September 23, 2006, has a variable interest rate based on the London Interbank Offer Rate (LIBOR) plus 225 basis points, or the agent bank's prime rate plus 25 basis points. At September 30, 2004, the weighted average interest rate for the quarter ended September 30, 2004 was 4.32%.



       We intend to use the balance of the net proceeds, approximately $35.1 million, to pay down outstanding indebtedness under our revolving credit facility, under which as of September 30, 2004 we had $83.3 million outstanding and additional borrowing capacity of $65.1 million. The revolving credit facility is secured by inventory and accounts receivable and the amount available to borrow varies in relation to the balances of those accounts. The revolving credit facility, which is due on September 23, 2006, bears interest at LIBOR plus 225 basis points, or the agent bank's prime rate plus 25 basis points. We also pay a commitment fee on the unused portion of the facility at a rate of 37.5 basis points per annum. At September 30, 2004, the weighted average interest rate for the quarter ended September 30, 2004 was 4.43%.



       If the underwriters exercise their overallotment option in full, we expect to receive additional net proceeds of approximately $10.1 million, all of which we intend to use to pay down an additional portion of the outstanding indebtedness under our revolving credit facility.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock is listed for trading on the New York Stock Exchange under the symbol "WNC." The following tables sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the New York Stock Exchange Composite Tape:

YEAR ENDED DECEMBER 31, 2002                                   HIGH     LOW
----------------------------                                  ------   ------
First quarter...............................................  $12.15   $ 7.16
Second quarter..............................................   11.19     7.55
Third quarter...............................................    9.94     4.16
Fourth quarter..............................................    8.50     3.55

YEAR ENDED DECEMBER 31, 2003                                   HIGH     LOW
----------------------------                                  ------   ------
First quarter...............................................  $ 9.12   $ 4.95
Second quarter..............................................   15.11     6.08
Third quarter...............................................   19.75    13.78
Fourth quarter..............................................   30.39    15.97


YEAR ENDED DECEMBER 31, 2004                                   HIGH     LOW
----------------------------                                  ------   ------
First quarter...............................................  $30.73   $22.16
Second quarter..............................................   29.53    22.00
Third quarter...............................................   30.91    24.90
Fourth quarter (through October 27, 2004)...................   28.55    21.82



     As of October 18, 2004, there were 884 holders of record of our common stock. On October 27, 2004, the last sale price reported on the New York Stock Exchange Composite Tape for our common stock was $23.63 per share.


                                DIVIDEND POLICY

       We do not currently pay cash dividends on our common stock. Our current debt agreements have restrictive covenants that prohibit us from paying dividends on our common stock.

       We paid a regular quarterly cash dividend from 1992 until December 2001, when the Board of Directors suspended our payment of a common stock dividend. There are no assurances that any dividend will be paid in the future as any future payment of dividends depends on future earnings, capital availability and financial conditions.

                                 CAPITALIZATION

       The following table shows as of September 30, 2004, our cash, short-term debt, long-term debt and capitalization:

       -     on an actual basis;


       - on an as adjusted basis to give effect to our sale of 3,000,000 shares of common stock in this offering and application of the proceeds therefrom, at an assumed public offering price of $23.63 per share, after deducting the underwriting discount and commissions and estimated offering expenses payable by us.


       This table does not reflect transactions and other events that have occurred since September 30, 2004.


                                                                  AS OF SEPTEMBER 30, 2004
                                                              --------------------------------
                                                                 ACTUAL       AS ADJUSTED(1)
                                                              ------------   -----------------
                                                              (IN THOUSANDS, EXCEPT SHARE AND
                                                                      PER SHARE DATA)
Cash and cash equivalents...................................   $  14,832         $ 14,832
                                                               =========         ========
Debt
  Current maturities
     Term loan..............................................       6,729               --
     Other..................................................       2,000            2,000
                                                               ---------         --------
                                                                   8,729            2,000
                                                               ---------         --------
  Long-term debt
     Term loan..............................................      24,959               --
     Revolving credit facility..............................      83,275           48,118
     Convertible notes......................................     125,000          125,000
     Other..................................................       1,000            1,000
                                                               ---------         --------
                                                                 234,234          174,118
                                                               ---------         --------
       Total debt...........................................     242,963          176,118
Stockholders' equity:
     Preferred stock, $0.01 par value; 24,700,000 shares
      authorized; no shares issued or outstanding, actual or
      as adjusted...........................................          --               --
     Series A Junior Participating Preferred Stock, $0.01
      par value; 300,000 shares authorized; no shares issued
      and outstanding, actual or as adjusted................          --               --
     Common stock, $0.01 par value; 75,000,000 shares
      authorized; 27,350,725 shares issued and outstanding,
      actual; and 30,350,725 shares issued and outstanding,
      as adjusted...........................................         274              304
     Additional paid-in capital.............................     249,408          316,223
     Retained deficit.......................................    (175,087)        (175,720)
     Accumulated other comprehensive loss...................       1,313            1,313
     Treasury stock, at cost; 59,600 shares of common
      stock.................................................      (1,279)          (1,279)
                                                               ---------         --------
       Total stockholders' equity...........................      74,629          140,841
                                                               ---------         --------
          Total capitalization..............................   $ 317,592         $316,959
                                                               =========         ========


------------

(1) As a result of the application of the net proceeds to repay indebtedness prior to its scheduled maturity, we expect to incur a non-cash charge to earnings of approximately $633 in our fourth fiscal quarter of 2004, for early extinguishment of long-term debt.

                                    DILUTION


       The net tangible book value of our common stock on September 30, 2004 was approximately $28.3 million, or $1.04 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of the 3,000,000 shares of common stock we are offering at an assumed public offering price of $23.63 per share, and after deducting the underwriting discount and commissions and estimated offering expenses, our net tangible book value at September 30, 2004 would have been approximately $95.2 million, or $3.14 per share. This represents an immediate increase in net tangible book value of $2.10 per share to existing stockholders and an immediate dilution of $20.49 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:



Assumed public offering price per share.....................          $23.63
      Net tangible book value per share as of September 30,
         2004...............................................  $1.04
      Increase per share attributable to new investors......  $2.10
Net tangible book value per share after this offering.......          $ 3.14
Dilution per share to new investors.........................          $20.49



       The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in the offering. As of September 30, 2004, there were 1,150,259 shares of our common stock issuable upon exercise of outstanding options granted under our stock option plans that had an exercise price less than the offering price per share in this offering with a weighted average exercise price of $9.94 per share.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


       The following table sets forth selected consolidated financial and other data for each of the five years in the period ended December 31, 2003, and unaudited financial and operating data for the nine months ended September 30, 2004 and 2003. The summary audited financial data for the years ended December 31, 2003, 2002 and 2001 are derived from our audited financial statements, and the historical financial data for the nine-month periods ended September 30, 2004 and 2003 are derived from our unaudited interim financial statements. Our audited financial statements and unaudited interim financial statements for these periods are included elsewhere in this prospectus.


       The information shown in the table below may not be indicative of our future results. You should read the information below together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                   NINE MONTHS ENDED,
                                     SEPTEMBER 30,                               YEAR ENDED DECEMBER 31
                                ------------------------   -------------------------------------------------------------------
                                   2004          2003         2003          2002          2001          2000          1999
                                -----------   ----------   -----------   -----------   -----------   -----------   -----------
                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS, INDUSTRY BUILD, MARKET SHARE AND EMPLOYEE COUNTS)
SUMMARY OF OPERATIONS:
Net sales.....................   $  753.7      $ 668.2      $  887.9      $  819.5      $  863.4      $1,332.2      $1,454.6
Cost of sales.................      657.0        603.4         810.7         777.1(1)      972.1(2)    1,216.2(3)    1,322.9
Loss on asset impairment......         --         28.5          28.5           2.0          10.5            --            --
                                 --------      -------      --------      --------      --------      --------      --------
Gross profit (loss)...........       96.7         36.3          48.7          40.4        (119.2)        116.0         131.7
Selling, general and
  administrative..............       42.5         47.9          57.7          77.4          82.3          55.9          50.8
Restructuring.................         --           --            --           1.8          37.9          36.3            --
                                 --------      -------      --------      --------      --------      --------      --------
Income (loss) from
  operations..................       54.2        (11.6)         (9.0)        (38.8)       (239.4)         23.8          80.9
Interest expense..............       (8.6)       (27.6)        (30.2)        (30.9)        (21.3)        (19.7)        (12.7)
Loss on debt extinguishment...         --        (18.9)        (19.8)         (1.3)           --            --            --
Other income (expense), net...        0.7          2.6           1.8          (0.5)        (14.3)        (15.1)         (3.5)
                                 --------      -------      --------      --------      --------      --------      --------
Income (loss) before income
  taxes.......................       46.3        (55.5)        (57.2)        (71.5)       (275.0)        (11.0)         64.7
Provision (benefit) for income
  taxes.......................        0.9           --            --         (15.3)        (42.8)         (4.3)         25.9
                                 --------      -------      --------      --------      --------      --------      --------
Net income (loss).............   $   45.4      $ (55.5)     $  (57.2)     $  (56.2)     $ (232.2)     $   (6.7)     $   38.8
                                 ========      =======      ========      ========      ========      ========      ========
Diluted EPS...................   $   1.42      $ (2.19)     $  (2.26)     $  (2.43)     $ (10.17)     $  (0.38)     $   1.59
                                 ========      =======      ========      ========      ========      ========      ========
CASH FLOW DATA:
Depreciation and
  amortization................       14.7         19.1          23.8          28.6          32.1          30.1          21.8
Capital expenditures..........       (5.8)        (3.7)         (6.5)         (5.7)         (5.9)        (60.3)        (68.1)
EBITDA(4).....................   $   69.6      $  (8.8)     $   (3.2)     $  (12.0)     $ (221.6)     $   38.8      $   99.2
PRODUCT LINE SALES DATA:
New trailers..................   $  657.6      $ 499.8      $  690.5      $  563.5      $  614.3      $1,080.0      $1,202.8
Used trailers.................       41.0         53.3          64.8          92.3          73.3          74.7          89.5
Parts.........................       30.2         72.6          81.7          99.4         103.7         109.8          99.3
Other.........................       24.9         42.5          50.9          64.3          72.1          67.7          63.0
                                 --------      -------      --------      --------      --------      --------      --------
Total.........................   $  753.7      $ 668.2      $  887.9      $  819.5      $  863.4      $1,332.2      $1,454.6

                                   NINE MONTHS ENDED,
                                     SEPTEMBER 30,                               YEAR ENDED DECEMBER 31
                                ------------------------   -------------------------------------------------------------------
                                   2004          2003         2003          2002          2001          2000          1999
                                -----------   ----------   -----------   -----------   -----------   -----------   -----------
                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS, INDUSTRY BUILD, MARKET SHARE AND EMPLOYEE COUNTS)
SUPPLEMENTAL DATA:
North American trailer
  industry build(5)...........    172,805      134,343       182,666       139,658       140,084       270,817       305,869
North American trailer market
  share.......................       20.8%        20.0%         19.8%         19.4%         22.6%         24.5%         22.8%
Backlog.......................   $  283.0      $ 192.0      $  200.0      $  208.0      $  142.0      $  700.0      $1,100.0
Employees.....................      3,400        3,300         3,300         3,600         3,500         5,200         5,600
BALANCE SHEET DATA:
Working capital...............   $  120.7      $  71.8      $   42.0      $   55.1      $  111.3      $  270.7      $  228.8
Total equipment leased to
  others and finance
  contracts...................       21.8         46.9          32.1         132.9         160.1         108.5         130.6
Total assets..................      469.8        448.0         397.0         565.6         692.5         781.6         791.3
Total debt....................      243.0        275.2         227.3         282.0         334.7         238.3         167.9
Capital lease obligations.....         --          1.8            --          64.9          77.3            --            --
Stockholders' equity..........       74.6         20.0          22.2          74.0         131.0         367.2         379.4


------------

(1) Includes used trailer valuation charges of $5.4 million and loss contingencies and equipment impairment charges of $4.8 million.

(2) Includes used trailer inventory valuation charges of $62.1 million, a restructuring related charge of $3.7 million, and loss contingencies and impairment charges of $37.9 million related to our leasing operations.

(3) Includes a $4.5 million charge related to our restructuring activities.

(4) We use EBITDA, income (loss) before income taxes, interest expense, depreciation and amortization, as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to income (loss) before taxes and other profitability measures under generally accepted accounting principles (GAAP). EBITDA is not a measure of performance under GAAP. EBITDA should not be construed as an alternative to operating income and income (loss) before taxes as an indicator of our operations in accordance with GAAP, nor is EBITDA an alternative to cash flow from operating activities in accordance with GAAP. Our definition of EBITDA can differ from that of other companies. The following table reconciles net income, the most comparable measure under GAAP, to EBITDA for the periods indicated:


                                                NINE MONTHS
                                                   ENDED,
                                               SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
                                               --------------   -----------------------------------------
                                               2004     2003     2003     2002     2001     2000    1999
                                               -----   ------   ------   ------   -------   -----   -----
                                                                          (IN MILLIONS)
     Net income (loss).......................  $45.4   $(55.5)  $(57.2)  $(56.2)  $(232.2)  $(6.7)  $38.8
     Add (subtract):.........................
       Provision (benefit) for income
         taxes...............................    0.9       --       --    (15.3)    (42.8)   (4.3)   25.9
       Interest expense......................    8.6     27.6     30.2     30.9      21.3    19.7    12.7
       Depreciation and amortization.........   14.7     19.1     23.8     28.6      32.1    30.1    21.8
                                               -----   ------   ------   ------   -------   -----   -----
     EBITDA..................................  $69.6   $ (8.8)  $ (3.2)  $(12.0)  $(221.6)  $38.8   $99.2
                                               =====   ======   ======   ======   =======   =====   =====


(5) U.S. trailer industry build data represent new trailer production for the trailer industry as a whole within North America and were derived from information from A.C.T. Research Company, L.L.C.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


       This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for each of the three years in the period ended December 31, 2003, our quarterly results for the nine months ended September 30, 2004, and our capital resources and liquidity as of September 30, 2004. Our discussion begins with our assessment of the condition of the North American trailer industry along with a summary of the actions we have taken to reposition Wabash. We then analyze the results of our operations for the three years ended December 31, 2003, including the trends in the overall business and our operations segments, followed by a discussion of our results of operations for the nine months ended September 30, 2004 compared to our results for the comparable period in the prior year. We follow this discussion with an analysis of our cash flows and liquidity for the nine months ended September 30, 2004, as well as our contractual commitments as of December 31, 2003. We then provide a review of the critical accounting judgments and estimates that we have made that we believe are most important to an understanding of our MD&A and our consolidated financial statements. These are the critical accounting policies that affect the recognition and measurement of our transactions and the balances in our consolidated financial statements. We conclude our MD&A with information on recent accounting pronouncements which we adopted during 2003 and the first nine months of 2004, as well as those not yet adopted that are expected to have an impact on our financial accounting practices.


       Wabash has two reportable segments: manufacturing and retail and distribution. The manufacturing segment produces trailers which are sold to customers who purchase trailers directly or through independent dealers and to the retail and distribution segment. The retail and distribution segment includes the sale of new and used trailers, as well as the sale of aftermarket parts and service through its retail branch network.

EXECUTIVE SUMMARY


       The North American trailer industry rebounded in 2003, and the rebound continued into the third quarter of 2004, after three consecutive years of declining demand for new trailer units. Prior to 2003, the trucking industry, confronting an economic downturn, dramatic increases in fuel, insurance, labor and EPA compliance costs and weak capitalization, reduced trailer purchases from a high of approximately 306,000 in 1999 to approximately 140,000 units in each of 2001 and 2002, a 54% decline in demand. Demand recovered to approximately 183,000 units in 2003, which as an annual rate approximates the industry replacement rate, and is expected to increase to approximately 230,000 units in 2004 according to ACT estimates. During the three years ended December 31, 2003, our market share of new trailers declined from 23% in 2001 to 20% in 2003. For the nine months ended September 30, 2004, our market share of new trailers was 21%.


       In response to the significant industry deterioration in prior years, we implemented a comprehensive plan to scale our operations to meet demand and to survive. Actions included:

       -     changed senior management;

       -     rationalized manufacturing capacity -- closing two plants;

       - reduced manufacturing cost structure through continuous improvement initiatives that focused on safety, quality, productivity, and product and process standardization;

       - reduced used trailer inventories -- from approximately $110 million or 11,500 units as of September 2000 to $12 million or 2,200 units as of December 31, 2003;

       - resolved legacy trade practices -- reducing open trade commitments to approximately $6 million as of December 31, 2003;

       -     divested our European operations;

       - rationalized retail and distribution capacity -- closing 12 locations; and

       -     improved working capital management.

       These actions set the stage for the following actions that occurred in 2003:

       - selling certain assets of our rental and leasing business and our wholesale parts business, former branch properties and a large portion of our finance portfolio -- proceeds totaling approximately $75 million used to reduce on and off balance sheet debt;

       - refinancing our debt through the sale of $125 million of 3.25% senior unsecured convertible notes and the completion of a three-year $222 million bank facility -- extended required repayment terms and significantly reducing interest rates;

       - continuing the streamlining of the retail and distribution organization -- closing 12 additional locations; and

       - achieving manufacturing margins exceeding those attained in 1999, the recent high point of the production cycle.

       Charges totaling approximately $51 million in 2003 were incurred in connection with those initiatives.

       We believe that we are well positioned to participate in improving general and trucking industry conditions. We expect to participate in the continued industry growth because our core customers are among the largest participants in the trucking industry, our DuraPlate(R) trailer continues to have increased market acceptance and penetration and we are expanding our presence into the middle market carriers -- approximately 1,250 carriers with fleet sizes ranging from 250 to 5,000 units.

       As a result of our continuous improvement initiatives, we have reduced our total cost of producing a trailer and effectively increased production capacity. Additionally, we have become much more efficient in the use of working capital. In recent months, we have experienced significant price volatility in our principal raw materials, steel, aluminum and timber, and we expect this trend of rising material prices will continue in the near term. Recently, steel prices have been particularly difficult for a number of reasons, including steel imports to Asia, and the weakened U.S. dollar and higher transportation costs have made foreign steel more expensive than domestic steel, thereby reducing the supply of imports to meet market demand although at a more moderate pace than experienced in the first six months of the year. Because of these conditions, obtaining steel is currently challenging, but our long-term relationships with suppliers have been advantageous. In response to these increases, on March 9, 2004 we implemented price increases on new trailers ranging from 4.5% to 6%, as contract terms allow. We continue to pass on raw material increases as competitive conditions allow. While we have experienced some nominal order cancellations and postponements, we do not anticipate any significant impact on our overall market share.

OPERATING PERFORMANCE

       We measure our operating performance in four key areas: Safety, Quality, Productivity and Cost Reduction. Our objective, be better tomorrow than we are today, is simple, straightforward and easily understood by all our associates.


       - Safety. As of September 30, 2004, we had achieved an 81% reduction in the OSHA recordable incident rate since June 2002. We believe improved safety translates into higher labor productivity and lower costs as a result of less time missed due to injuries.


       -     Quality.  We measure our quality performance in terms of:

           - First pass yield: Our first pass yield metrics have registered improvement despite increasingly more stringent requirements. First pass yield averaged 54% in 2002; 66% in 2003; and 85% through September 2004.

           - On Time Delivery: In the third quarter of 2003, we attained 100% schedule attainment and continue to operate at that rate through September 2004.

           - Warranty: We measure, among other things, the number and severity of warranty claims. While improvements are being noted and we are encouraged by the results, a longer term perspective is required before declaring success.

       - Productivity. We measure productivity on many fronts. Some key indicators include production line speed, man-hours per trailer and inventory levels. Improvements in these areas translate into:

           - Increased availability capacity which we estimated to be over 75,000 units annually based on a three-shift, five-day work week.


           - Reduced work in process inventory, which as of December 31, 2003 was $4 million as compared to $14 million at the beginning of that year, although it has increased to $5 million as of September 30, 2004.



           - Increased inventory turnover, which at September 30, 2004 was approximately eight turns per year compared to approximately six turns in 2002.


       - Cost Reduction. During 2002, we introduced our continuous improvement initiative (CI). As of September 30, 2004, over 300 CI events have been completed. We believe CI is a way of life.

INDUSTRY TRENDS

       To monitor the state of the industry, we evaluate a number of indicators related to trailer manufacturing and the transportation industry. Information is obtained from sources such as A.C.T. Research Co., LLC (ACT), American Trucking Association (ATA), Cass Logistics, and Eno Transportation Foundation. Recent trends we have observed include the following:

       - Improvement in the Number of Units Shipped. After reaching a high of over 300,000 units shipped in 1999, shipments by the U.S. trailer industry declined to approximately 140,000 units in each of 2001 and 2002. Unit shipments were approximately 183,000 in 2003. ACT estimates that 2004 and 2005 shipments will be approximately 230,000 units and 277,000 units, respectively. We expect, however, that the level of industry shipments in 2005 will be somewhat lower than ACT's estimate: between 250,000 units and 260,000 units.

       - Increasing Age of Motor Carrier Trailer Fleets. During the three-year period ending December 31, 2003, the average age of trailer fleets increased from approximately 44 months to 55 months. We believe this increase resulted in part from deferred purchases by many motor carriers. This trend suggests to us that there may be pent-up replacement demand for trailers.


       - Increasing Rate of New Trailer Orders. Quarterly industry order placements were in the range of 10,000 units to 15,000 units per month during each of the six quarters ended December 31, 2003. For the first quarter of 2004, the industry monthly order placement rate averaged over 20,000 units. For the second quarter of 2004, the industry monthly order placement rate averaged 19,000 units, a 22% increase over the same period in 2003. For the third quarter of 2004, the industry monthly order placement rate averaged 18,500 units, a 32% increase over the same period in 2003.


       - Other Developments. Other developments and our view of their potential impact on the industry include:

           - New federal emission standards that come into effect in 2007 could result in improved demand for trailers in 2005 and part of 2006, as motor carriers may focus their capital spending on tractors in advance of the regulations taking effect. A similar pattern occurred in advance of the October 2002 enactment of new emission standards.

           - Technology advances in trailer tracking and route management implemented by motor carriers have increased trailer utilization and lowered trailer-to-tractor ratios and could result in reduced trailer demand.

           - New federal hours-of-service rules became effective January 4, 2004. We initially believed that these rules would negatively impact driver productivity and that this could result in increased demand for trailers. These rules were recently vacated by the U.S. Court of Appeals. However, due to Congressional action in early October, the regulation remains temporarily in effect. To date, we believe that there has been a limited amount of increased business as a result of the regulation. If the regulation is permanently suspended, there is the potential for cancellation of refrigerator units and some increase of trade-ins that could affect used trailer prices.

ANNUAL RESULTS OF OPERATIONS

       The following table sets forth certain operating data as a percentage of net sales for the periods indicated:

                                                       PERCENTAGE OF NET SALES
                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                       2003     2002      2001
                                                       -----    -----     -----
Net sales............................................  100.0%   100.0%    100.0%
Cost of sales........................................   91.3     94.8(1)  112.6(2)
Loss on asset impairment.............................    3.2      0.3       1.2
                                                       -----    -----     -----
  Gross profit (loss)................................    5.5      4.9     (13.8)
General and administrative expense...................    4.2      6.6       6.6
Selling expense......................................    2.3      2.8       2.9
Restructuring charge.................................     --      0.2       4.4
                                                       -----    -----     -----
  Loss from operations...............................   (1.0)    (4.7)    (27.7)
Interest expense.....................................   (3.4)    (3.8)     (2.5)
Trade receivables facility costs.....................   (0.1)    (0.5)     (0.3)
Foreign exchange losses, net.........................    0.6       --      (0.2)
Equity in losses of unconsolidated affiliate.........     --       --      (0.9)
Restructuring charge.................................     --       --      (0.2)
Loss on extinguishment...............................   (2.2)    (0.2)       --
Other income (expense), net..........................   (0.3)     0.5      (0.1)
                                                       -----    -----     -----
  Loss before income taxes...........................   (6.4)    (8.7)    (31.9)
Income tax benefit...................................     --     (1.8)     (5.0)
                                                       -----    -----     -----
  Net loss...........................................   (6.4)%   (6.9)%   (26.9)%

------------

(1) Includes used trailer valuation charges of $5.4 million and $2.8 million for loss contingencies.

(2) Includes used trailer inventory valuation charges of $62.1 million (7.2%), a restructuring related charge of $3.7 million (0.4%), and loss contingencies related to our leasing operations of $27.4 million (3.2%).

2003 COMPARED TO 2002

  NET SALES

       Net sales improved 8% from 2002. Based upon ACT data, the first quarter of 2002 is believed to have been the low point of the industry downturn that began in 2000. By business segment, net external sales and related units sold were as follows (dollars in millions):

                                                     YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                    2003      2002     % CHANGE
                                                   -------   -------   --------
Net Sales by segment:
  Manufacturing..................................  $ 620.1   $ 492.3      26%
  Retail and Distribution........................    267.8     327.3     (18)
                                                   -------   -------     ---
Total............................................  $ 887.9   $ 819.6       8%
                                                   =======   =======     ===
New trailer units:
  Manufacturing..................................   36,900    30,900      19%
  Retail and Distribution........................    4,100     3,600      14
                                                   -------   -------     ---
Total............................................   41,000    34,500      19%
                                                   -------   -------     ---
Used trailer units...............................   11,700    17,600     (34)%
                                                   =======   =======     ===

     The manufacturing segment's sales improvement was driven by demand for new trailers and improved product mix. Average selling price increased 4.7% primarily due to product mix: for example, we sold approximately 5,000 fewer lower priced containers and chassis in 2003 compared to 2002.

     The decrease in the retail and distribution segment's net sales reflects:

       - used trailer sales decline of $27.5 million as unit sales fell 34% due to completing the disposition of excess inventories during 2002 and the impact of closing certain locations;

       - the sale of certain assets of the aftermarket parts distribution business and the trailer rental and leasing business in September 2003 primarily accounts for $27.7 million of the sales decline;

       - branch parts and services sales decline of $8.7 million primarily due to closing full service branches; offset by

       - new trailer sales increase of $4.4 million due to a 19% increase in equivalent store units sold, offset partially by the impact of closing certain locations.

  GROSS PROFIT (LOSS)

     Gross profit as a percent of sales was 8.7% for 2003 compared to 5.2% in 2002, before asset impairment charges of $28.5 million and $2.0 million in 2003 and 2002, respectively. The 2003 asset impairment charge was taken on certain assets of the rental and leasing and aftermarket parts businesses. A summary of gross profit by segment follows (in millions):

                                                       YEARS ENDED DECEMBER 31,
                                                       -------------------------
                                                        2003    2002    $ CHANGE
                                                       ------   -----   --------
Gross Profit by segment:
  Manufacturing......................................  $ 59.1   $20.8    $ 38.3
  Retail and Distribution............................   (10.9)   19.7     (30.6)
  Eliminations.......................................     0.5     0.0       0.5
                                                       ------   -----    ------
Total Gross Profit...................................  $ 48.7   $40.5    $  8.2
                                                       ======   =====    ======

       The manufacturing segment's gross profit increased due to higher volumes and improved product mix, coupled with realizing cost savings driven by our continuous improvement initiatives. The segment's 2003 gross profit percentage of 9.5% exceeded the 8.9% attained in 1999, the most recent production cycle peak.

       The retail and distribution segment's gross profit for 2003 was negatively impacted by the $28.5 million asset impairment charge and $3.9 million in trailer valuation charges. Gross profit for 2002 was negatively impacted by $4.8 million in loss contingencies and asset impairment charges related to equipment held for lease and $5.4 million in used trailer valuation charges. Additionally, the lower gross profit resulted from lower margins on used trailer sales and the impact of selling certain assets of the rental and leasing and aftermarket parts businesses in September 2003. New trailers margins held steady in relation to 2002.

  GENERAL AND ADMINISTRATIVE EXPENSES

       General and administrative expenses decreased $16.5 million to $37.4 million for 2003, compared to $53.9 million for the same period in 2002. The 2003 expense included $2.6 million in debt restructuring costs, $0.9 million related to the branch closings, offset in part by a $0.8 million recovery of VAT taxes. The 2002 expense included $10.6 million in bad debt expense mainly related to the finance and leasing businesses, $2.2 million in severance accruals, $1.9 million in write-downs related to the disposition of Wabash's airplane and $1.2 million in debt restructuring costs.

  SELLING EXPENSES

       Selling expenses decreased $3.2 million to $20.3 million in 2003, compared to $23.5 million in 2002. The decrease primarily reflects the impact of retail branch closings and the September 2003 sale of certain assets of our trailer rental and leasing and aftermarket parts businesses.

  OTHER INCOME (EXPENSE)

       Interest expense totaled $30.2 million for 2003, a decrease of $0.7 million from the prior year. Through the first three quarters of 2003, interest expense exceeded that of 2002 due to higher interest rates and increased amortization of debt costs resulting from debt restructurings in 2002 and 2003. The debt refinancing and assets sales during the second half of 2003 resulted in lower interest rates and average borrowings, respectively.

       Trade receivables facility costs declined as 2002 included $3.3 million in facility restructuring costs.

       Foreign exchange gains and losses, net were gains of $5.3 million for 2003, primarily occurring in the first six months of the year reflecting a strengthening of the Canadian dollar compared to the U.S. dollar.

       Loss on debt extinguishment of $19.8 million in 2003 primarily represents the additional costs associated with the early extinguishment of our senior series notes and bank debt.

       Other, net for 2003 was a net expense of $2.5 million compared to a net income of $3.5 million for the same period in 2002. The 2003 period included a $3.2 million loss on the sale of a large portion of our finance portfolio, $1.3 million charge for the settlement of a legacy RoadRailer(R) transaction and a $0.8 million loss on the sale of certain assets, offset in part by gains of $2.9 million on the sale of closed branch properties. The 2002 period included gains on the sale of closed branch properties.

  INCOME TAXES

       Wabash recorded no income tax benefit in 2003 due to uncertainties surrounding the realizability of benefits associated with NOLs. The 2002 benefit recorded represents an additional realizable federal NOL carry-back claim filed and received under the provisions of the Job Creation and Worker Assistance

Act of 2002, which revised the permitted carry-back period for NOLs generated during 2001 from two years to five years.

2002 COMPARED TO 2001

       Net loss for 2002 was $56.2 million compared to $232.2 million in 2001. This improvement reflects a leveling off of new trailer sales and the impact on 2001 restructuring charges and losses related to used trailers.

  NET SALES

       Wabash finished 2002 with consolidated net sales of approximately $819.6 million compared to $863.4 million in 2001. This decrease was the result of lower net sales in both the manufacturing and retail and distribution segments.

                                                       YEARS ENDED DECEMBER 31,
                                                     -----------------------------
                                                      2002      2001     % CHANGE
                                                     -------   -------   ---------
                                                     (DOLLAR AMOUNTS IN MILLIONS)
Net Sales by segment:
  Manufacturing....................................  $492.3    $518.2        (5)%
  Retail and Distribution..........................   327.3     345.2        (5)%
                                                     ------    ------
Total..............................................  $819.6    $863.4        (5)%
                                                     ======    ======
New trailer units:
  Manufacturing....................................  30,900    31,000        (0)%
  Retail and Distribution..........................   3,600     6,100       (41)%
                                                     ------    ------
Total..............................................  34,500    37,100        (7)%
                                                     ------    ------
Used trailer units.................................  17,600    11,500        53%
                                                     ======    ======

       The manufacturing segment's net external sales decreased $25.9 million in 2002 compared to 2001 primarily driven by a 4.8% decrease in the average selling price per new trailer sold from approximately $16,700 in 2001 to approximately $15,900 in 2002, reflecting a product mix that included approximately 7,400 units of lower priced containers and chassis. The selling price per unit in 2002 for non-container units was approximately $16,900.

       The retail and distribution segment's net external sales decreased $17.9 million in 2002 compared to 2001. This decrease was primarily driven by a 41.0% decrease in new units. The decrease in new units sold reflects market conditions and our focus on reducing used trailer inventories. This decrease was partially offset by increases in used units sold and the selling price per new unit (approximately $21,900 in 2002 versus $16,800 in 2001). Our emphasis on reducing used trailer inventory resulted in a 17.5% decrease in revenues per unit from approximately $6,300 in 2001 to $5,200 in 2002. The total number of branch locations as of December 31, 2002 was 39 as compared to 47 as of December 31, 2001.

  GROSS PROFIT (LOSS)

       Wabash finished 2002 with gross profit (loss) as a percent of sales of 4.9% on a consolidated basis as compared to (13.8%) in 2001. As discussed below, both of our segments contributed to this increase.

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       2002      2001     $ CHANGE
                                                      ------   --------   ---------
                                                      (DOLLAR AMOUNTS IN MILLIONS)
Gross Profit (Loss) by Segment:
  Manufacturing.....................................  $20.8    $ (73.9)    $ 94.7
  Retail and Distribution...........................   19.7      (47.6)      67.3
  Eliminations......................................    0.0        2.3       (2.3)
                                                      -----    -------     ------
Total Gross Profit (Loss)...........................  $40.5    $(119.2)    $159.7
                                                      =====    =======     ======

       The manufacturing segment's gross profit (loss) increased primarily as a result of the following factors:

       - decrease of 19% in material costs per unit resulting from product mix including containers and continuous improvement initiatives introduced in the second half of 2002;

       - new and used trailer inventory valuation adjustments of $65.1 million in 2001 compared to $2.7 million in 2002; and

       - the impact of inventory write-downs related to our 2001 restructuring actions of approximately $3.7 million; partially offset by

       -     lower revenues per unit, as discussed previously; and

       - higher labor costs resulting from temporary labor, time spent on training and continuous improvement initiatives.

       The retail and distribution segment's gross profit (loss) increased primarily as a result of the following factors:

       - impairment of equipment held for lease along with certain loss contingencies recognized related to its leasing activities totaling $4.8 million and $37.9 million in 2002 and 2001, respectively;

       - improved used trailers margins, which were 6.4% in 2002 compared to (15.0%) in 2001;

       -     improved margins from our parts distribution business; and

       - new trailer and aftermarket parts inventory valuation adjustments of approximately $3.5 million in 2001; partially offset by

       - declines in new trailer and parts and service gross profit, in part due to fewer locations in 2002; and

       -     used trailer inventory adjustments of $5.4 million in 2002.

  GENERAL AND ADMINISTRATIVE

     General and administrative expenses decreased $3.1 million to $53.9 million in 2002, compared to $57.0 million in 2001. This decrease was primarily due to a reduction of $10.3 million in bad debt expense representing improved collection efforts and significant write-offs taken in 2001. The decrease in bad debt expense was offset in part by increases of $3.6 million in professional fees and $3.0 million in severance related to branch closings and former corporate employees.

  RESTRUCTURING EXPENSE

     Restructuring expenses decreased $36.1 million to $1.8 million in 2002, compared to $37.9 million in 2001. The 2002 expense represented additional fair market value adjustments to closed manufacturing locations which are held for sale related to 2000 and 2001 restructuring actions. The 2001 expense primarily related to asset write-downs for the Scott County, Tennessee and Fort Madison, Iowa manufacturing facilities and Montebello, California parts distribution center taken as part of the 2001 restructuring.

  OTHER INCOME (EXPENSE)

     Interest expense totaled $30.9 million and $21.3 million for the years ended December 31, 2002 and 2001, respectively. This increase was primarily due to higher interest rates on our senior notes and bank debt resulting from the debt restructuring in April 2002, interest on capital leases that were entered into during the fourth quarter of 2001 and significantly higher amortization from deferred debt costs in connection with the debt restructuring, offset in part by reduced overall borrowings in 2002.

     Trade receivables facility costs related to our accounts receivable securitization facility, increased to $4.1 million in 2002 from $2.2 million in 2001 primarily as a result of $3.3 million in costs incurred with restructuring the facility in April 2002, offset in part by an absence of borrowings under the restructured facility from April to December 2002.

       Foreign currency transaction loss, net was $1.7 million for the year ended December 31, 2001.

       Loss on debt extinguishment of $1.3 million in 2002 represents fees and the write-off of deferred debt issuance costs associated with the April 2002 debt restructuring.

       Other, net was income of $3.5 million in 2002 compared to expense of $1.1 million in 2001. The increase primarily includes gains on sales of closed branch locations.

  INCOME TAXES

       Income tax benefit for 2002 and 2001 was $15.3 million and $42.9 million, respectively. The effective tax rate was 21.4% and 15.6% for 2002 and 2001, respectively. For 2002, the benefit recorded primarily represents an additional realizable federal net operating loss (NOL) carry-back claim filed and received under the provisions of the Job Creation and Worker Assistance Act of 2002, which revised the permitted carry-back period for NOLs generated during 2001 from two years to five years. In 2002, the effective rate differed from the U.S. federal statutory rate of 35% primarily due to the recognition of a valuation allowance against deferred tax assets that we determined were more likely than not to be realized before expiration.

QUARTERLY RESULTS OF OPERATIONS



       The following table sets forth certain operating data as a percentage of net sales for the periods indicated:



                                                     PERCENTAGE OF NET SALES
                                                  -----------------------------
                                                  THREE MONTHS     NINE MONTHS
                                                      ENDED           ENDED
                                                  SEPTEMBER 30,   SEPTEMBER 30,
                                                  -------------   -------------
                                                  2004    2003    2004    2003
                                                  -----   -----   -----   -----
Net sales.......................................  100.0%  100.0%  100.0%  100.0%
Cost of sales...................................   86.7    92.1    87.2    90.3
Loss on asset impairment........................     --      --      --     4.3
                                                  -----   -----   -----   -----
  Gross profit..................................   13.3     7.9    12.8     5.4
General and administrative expense..............    3.7     5.5     4.1     4.8
Selling expense.................................    1.4     2.1     1.5     2.3
                                                  -----   -----   -----   -----
  Income (loss) from operations.................    8.2     0.3     7.2    (1.7)
Interest expense................................   (1.1)   (4.1)   (1.1)   (4.1)
Foreign exchange gains and losses, net..........    0.2    (0.1)     --     0.8
Loss on debt extinguishment.....................     --    (8.8)     --    (2.8)
Other, net......................................    0.2    (1.1)     --    (0.5)
                                                  -----   -----   -----   -----
  Income (loss) before income taxes.............    7.5   (13.8)    6.1    (8.3)
Income tax provision............................    0.2      --     0.1      --
                                                  -----   -----   -----   -----
Net income (loss)...............................    7.3%  (13.8)%   6.0%   (8.3)%
                                                  =====   =====   =====   =====



       The industry recovery that began in 2003 continued into the third quarter of 2004 and it is expected to continue over the balance of the year as production of trailers is anticipated to increase from approximately 183,000 units to approximately 230,000 units in 2004 according to ACT Research Company, LLC estimates. The expansion in production is predicated on a number of factors including improving general economic conditions and pent-up trucking industry demand for replacement units as the average age of trailer fleets increases. Regulations regarding driver hours (hours of service) that became effective January 2004 have had limited impact on business to date.



       The industry is enjoying a period of improvement and we expect to participate in the industry growth because our core customers are among the largest participants in the trucking industry, our DuraPlate(R) trailer continues to have increased market acceptance and penetration and we are expanding our presence into the middle market carriers -- approximately 1,250 carriers with fleet sizes ranging from 250 to 5,000 units.



       We believe that we are well positioned to benefit from any increased demand for trailers because of the improvements that have been made over the last three years. As a result of our continuous improvement initiatives, we have reduced our total cost of producing a trailer and effectively increased production capacity. Additionally, we have become more efficient in the use of working capital. Since January 2004, we have experienced significant price volatility in our principal raw materials: steel, aluminum and timber. More recently, availability of raw materials due to supplier capacity constraints and a constrained distribution system have become a more serious concern. We have experienced some intermittent shortages that we have been able to manage through. We expect the trend of rising material prices and constrained availability will continue near term. We believe that our long-term relationships with suppliers have been advantageous in mitigating raw material issues. We responded to increased raw material costs by implementing price increases on new trailers in March 2004 ranging from 4.5% to 6%, as contract terms allow. We continue to pass on raw material increases as competitive conditions allow. While we have experienced some nominal order cancellations and postponements, we do not anticipate any significant impact on our overall market share.



THREE MONTHS ENDED SEPTEMBER 30, 2004



  NET SALES



       Net sales increased $61.7 million from the third quarter 2003, which included $18.0 million of sales associated with certain assets of our trailer rental and leasing and aftermarket parts distribution businesses which were sold in September 2003 (Asset Sales). By business segment, net sales to external customers and related units sold were as follows (in millions):



                                                         THREE MONTHS ENDED
                                                           SEPTEMBER 30,
                                                     --------------------------
                                                      2004     2003    % CHANGE
                                                     ------   ------   --------
Sales by segment:
  Manufacturing....................................  $215.5   $147.1      46%
  Retail and Distribution..........................    61.7     68.4     (10)%
                                                     ------   ------
Total..............................................  $277.2   $215.5      29%
                                                     ======   ======
New trailer units:
  Manufacturing....................................  12,100    8,900      36%
  Retail and Distribution..........................   1,600    1,000      60%
                                                     ------   ------
Total..............................................  13,700    9,900      38%
                                                     ======   ======
Used trailer units.................................   1,700    3,100     (45)%
                                                     ======   ======



       Improving conditions in both the overall economy and the transportation industry drove a 36% increase in unit volume in the manufacturing segment. Average selling prices increased approximately 7.5% from the prior year period as material price increases were passed along to the end users.



       Third quarter 2004 sales in the retail and distribution segment were lower than the prior year period which included $18.0 million of sales associated with the aforementioned Assets Sales. The 2004 period saw a 60% increase in new trailer unit sales equal to $14.9 million in sales offset in part by reductions in used trailer sales. The decrease in used trailer sales resulted from constrained used equipment availability, as transportation companies retain equipment to meet requirements. Branch parts and service sales increased $1.2 million despite the closing of four full service branches during 2003.



  GROSS PROFIT



       Gross profit as a percent of sales was 13.3% in the third quarter of 2004 compared to 7.9% in the 2003 period. As discussed below, both of our segments contributed as follows (in millions):



                                                           THREE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                        ------------------------
                                                        2004    2003    $ CHANGE
                                                        -----   -----   --------
Gross Profit by segment:
  Manufacturing.......................................  $30.1   $10.9    $19.2
  Retail and Distribution.............................    5.2     6.1     (0.9)
  Eliminations........................................    1.6      --      1.6
                                                        -----   -----    -----
Total Gross Profit....................................  $36.9   $17.0    $19.9
                                                        =====   =====    =====



       The increase in the manufacturing segment's gross profit primarily resulted from increased volume of $6.3 million and improved labor and overhead utilization of $10.6 million, reflecting the benefits of continuous improvement initiatives, reductions in cycle times and cost controls. Raw material cost increases were essentially offset by increases in selling prices.



       Gross profit in the retail and distribution segment in 2004 benefited from increased new trailer sales, improved margins on used trailers and higher parts and service sales. The 2003 period included $3.2 million of profit associated with the Asset Sales.



  GENERAL AND ADMINISTRATIVE EXPENSES



       General and administrative expenses during the third quarter of 2004 decreased $1.4 million from the 2003 period. The 2004 period included $0.6 million in increased technology costs and $0.4 million in higher employee related costs. The 2003 period included a charge of $0.9 million related to branch closings, $0.6 million in legal reserves and $0.6 million in costs from operations affected by the Asset Sales.



  SELLING EXPENSE



       Selling expenses decreased $0.8 million to $3.8 million for the third quarter of 2004, compared to $4.6 million in the prior year period due to the impact of the Asset Sales and the closing of 12 branch locations during the third quarter of 2003.



  OTHER INCOME (EXPENSE)



       Interest expense totaled $2.9 million for the third quarter of 2004; a decrease of $5.8 million from the prior year period due to lower effective interest rates resulting from the debt refinancings completed in the third quarter of 2003 and reduced average borrowings.



       We recorded a foreign exchange gain of $0.5 million in the third quarter of 2004 compared to a loss of $0.3 million in the 2003 period, reflecting the relative weakness of the US dollar compared to the Canadian dollar in the third quarter of 2004.



       Loss on debt extinguishment in 2003 of $18.9 million represents the additional costs associated with the early extinguishment of our senior series notes and bank debt.



       Other, net was income of $0.4 million for the three months ended September 30, 2004, compared to an expense of $2.3 million for the 2003 period. The expense in the 2003 period included a $1.0 million loss on the sale of certain assets.



  INCOME TAXES



       We recognized income tax provision of $0.4 million related to Federal and State alternative minimum tax in the third quarter of 2004. No ordinary income tax provision was recognized in 2004 due to the utilization of net operating loss (NOL) carryforwards. No income tax provision was recognized in 2003. Because of uncertainty related to the realizability of NOLs in excess of those utilized, a full valuation allowance continues to be recorded against the related deferred tax assets at September 30, 2004.

NINE MONTHS ENDED SEPTEMBER 30, 2004



 NET SALES



       Net sales increased $85.5 million compared to the 2003 period. The nine months ended September 30, 2003 included $58.9 million of sales associated with the Asset Sales. By business segment, net sales to external customers and related units sold were as follows (in millions):



                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,
                                                     --------------------------
                                                      2004     2003    % CHANGE
                                                     ------   ------   --------
Net Sales by segment:
  Manufacturing....................................  $575.2   $446.7      29%
  Retail and Distribution..........................   178.5    221.5     (19)%
                                                     ------   ------
Total..............................................  $753.7   $668.2      13%
                                                     ======   ======
New trailer units:
  Manufacturing....................................  32,800   26,600      23%
  Retail and Distribution..........................   4,700    3,100      52%
                                                     ------   ------
Total..............................................  37,500   29,700      26%
                                                     ======   ======
Used trailer units.................................   5,500    9,900     (44)%
                                                     ======   ======



       Improving conditions in both the overall economy and the transportation industry drove a 23% increase in unit volume in the manufacturing segment. To meet production requirements, we have increased headcount by approximately 400. Average selling prices increased approximately 4.2% from the prior year period primarily reflecting increases in raw materials.



       The sales for the nine months ended September 30, 2004 in the retail and distribution segment were lower than the prior year period which included $58.9 million of sales associated with the aforementioned Assets Sales. A $34.5 million increase in new trailer sales caused by a 52% increase in units was offset by reductions in used trailer. The decrease in used trailer sales resulted from constrained used equipment availability, as transportation companies retain equipment to meet requirements. Branch parts and services sales were flat despite closing four full service locations in 2003.



>  GROSS PROFIT



       Gross profit as a percent of sales was 12.8% for the nine months ended September 30, 2004 compared to 5.4% for same period in 2003, which included a $28.5 million asset impairment charge taken on certain assets of our rental and leasing and aftermarket parts assets. As discussed below, both of our segments contributed as follows (in millions):



                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                        ------------------------
                                                        2004    2003    $ CHANGE
                                                        -----   -----   --------
Gross Profit (loss) by segment:
  Manufacturing.......................................  $84.1   $45.6    $38.5
  Retail and Distribution.............................   13.2    (9.6)    22.8
  Eliminations........................................   (0.6)    0.3     (0.9)
                                                        -----   -----    -----
Total Gross Profit....................................  $96.7   $36.3    $60.4
                                                        =====   =====    =====



       The manufacturing segment's gross profit as a percentage of sales was 14.6% for the nine months ended September 30, 2004, a 4.4 percentage point increase from the prior year period. Average per trailer raw material costs, including the effects of product mix, increased approximately 8% from the prior period due to increases in our key raw materials -- principally steel and wood, which we were able to partially offset through selling price increases. The shortfall from rising material costs was more than offset by the impact of higher volumes of $16.3 million, the continued improvement in our labor and overhead utilization of $20.0 million and a reduction in warranty expense.



       The gross profit for the nine months ended September 30, 2004 in the retail and distribution segment was higher than the prior year period. The first nine months of 2003 included a $28.5 million asset impairment charge and $10.3 million of gross profit associated with the Asset Sales. Gross profit for the nine months ended September 30, 2004 was positively impacted by higher new trailer volumes and margins and improved used trailer margins, offset by continued constraints on used trailer volumes. The 2004 period includes $1.1 million of profit related to RoadRailer(R) bogies from our finance and leasing business.



 GENERAL AND ADMINISTRATIVE EXPENSES



       General and administrative expenses for the nine months ended September 30, 2004 decreased $1.2 million from the prior year. The 2004 period included $2.8 million in higher employee related costs and $2.0 million in increased technology costs. The 2003 period included $2.6 million in debt refinancing costs, $2.0 million in costs from operations affected by the Asset Sales, $1.1 million in bad debt reserves related to our finance and leasing business, and $0.9 million related to branch closings, reduced in part by the recovery of $1.0 million in taxes.



 SELLING EXPENSE



       Selling expense decreased $4.2 million to $11.4 million in the first nine months of 2004, compared to $15.6 million in the prior year period due to the impact of the Asset Sales and the closing of 12 branch locations during the third quarter of 2003.



 OTHER INCOME (EXPENSE)



       Interest expense totaled $8.6 million for the nine months; a decrease of $19.0 million from the prior year period due to lower effective interest rates resulting from the debt refinancings completed in the third quarter of 2003 and reduced average borrowings.



       We incurred a foreign exchange loss of $0.1 million in the first nine months of 2004 compared to a gain of $5.3 million in the same period of 2003, reflecting the parity of the US dollar compared to the Canadian dollar in 2004 versus a significant weakening of the US dollar relative to the Canadian dollar in the first six months of 2003.



       Loss on debt extinguishment of $18.9 million in the nine months ended September 30, 2003 represents the additional costs associated with the early extinguishment of our senior series notes and bank debt.



       Other, net was income of $0.8 million for the nine months ended September 30, 2004, compared to an expense of $2.7 million for the 2003 period. The 2004 income includes gains on the sale of closed branch properties. The 2003 expense included a $1.3 million charge for the settlement of a legacy RoadRailer(R) transaction and a $1.0 million loss on the sale of certain assets.



 INCOME TAXES



       We recognized income tax provision of $0.9 million related to Federal and State alternative minimum tax in the first nine months of 2004. No ordinary tax provision was recognized in 2004 due to the utilization of net operating loss
(NOL) carryforwards. No income tax expense was recognized in 2003. Because of uncertainty related to the realizability of NOLs in excess of those utilized, a full valuation allowance continues to be recorded against the related deferred tax assets at September 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES



  CAPITAL STRUCTURE



       Our capital structure is primarily supported by debt as a result of the significant losses incurred during the years 2000 through 2003. Due to our financial and operational restructuring and the significant improvements in manufacturing made over the last two to three years, we were able to stabilize our financial footing. Our objective is to generate operating cash flows sufficient to satisfy normal requirements for working capital and capital expenditures and to better balance the mix of debt and equity in our capital structure.



  DEBT AMENDMENT



       On September 29, 2004, we amended our asset based loan facility (ABL Facility). Most notably, the amendment lowered our interest rate by 25 basis points and up to 100 basis points depending upon our fixed charge coverage ratio, eliminated the requirement to make excess cash flow payments beginning in April 2005 and increased capital expenditure limits from $15 million to $20 million in 2005. There were no changes in the maturity date or scheduled payments under the ABL Facility.



  CASH FLOW FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004



       Operating activities consumed $18.9 million in cash for the nine months ended September 30, 2004 compared to $1.9 million in the prior year period. Improved cash flows from net income (adjusted for non-cash items) of $45.1 million was not sufficient to fund increased working capital requirements as outlined below.



       - Accounts receivables increased $67.4 million during the first nine months of 2004 compared to $53.8 million in the comparable quarter of 2003 period. Accounts receivables were primarily impacted by an increase in days sales outstanding. Days sales outstanding, a measure of working capital efficiency that measures the amount of time a receivable is outstanding, was 45 days at September 30, 2004, which was up 10 days compared to the prior year period.



       - Inventory increased $27.0 million during the first nine months of 2004 compared to decreasing $22.7 million in the comparable period of 2003. This increase is reflective of the increased production levels, greater safety stock, increased raw material costs and the timing of customer pick-ups. The 2003 period was positively impacted by reductions in new and used trailer inventories. Inventory turns, a commonly used measure of working capital efficiency that measures how quickly inventory turns, improved to approximately eight times, a 35% improvement from the prior year.



       - Accounts payable and accrued liabilities increased approximately $8.2 million over the prior year in line with increased production as well as our no longer being subjected to vendor payment term restrictions that were in place in 2003.



       Investing activities provided $0.4 million for the nine months ended September 30, 2004, a decrease of $62.4 million from the prior year period resulting primarily from proceeds of $58.8 million from the sale of assets.



       Financing activities provided $20.8 million during the nine months ended September 30, 2004 resulting from $22.9 million in borrowings under its revolving credit facilities to fund working capital requirements and $5.2 million from stock options exercised, offset by debt payments of $7.3 million, including $1.7 million from proceeds on the sale of closed branch properties.



  CAPITAL EXPENDITURES



       Capital spending amounted to $5.8 million thus far in 2004 and is anticipated to be approximately $10 million for the full year. Spending is focused on productivity improvement and capacity maintenance.

  OUTLOOK



       As of September 30, 2004, our liquidity position, cash on hand and available borrowing capacity amounted to approximately $79.8 million and debt and lease obligations, both on and off the balance sheet, amounted to approximately $252 million (including $9 million off-balance sheet). We expect that in 2004, we will be able to generate sufficient cash flow from operations to fund working capital and capital spending requirements and to further reduce indebtedness. However, it is possible that we may not generate sufficient cash flow or secure additional funds for these purposes. Because we must use a portion of our cash from operations to pay our debt service obligations, our high level of debt means we have less funds available for working capital, capital spending requirements and other purposes than we would otherwise have. Further, we may be more highly leveraged than our competitors, which would be a competitive disadvantage in the event of a downturn in the general economic condition of our business.



  BACKLOG



       Orders that have been confirmed by the customer in writing and can be produced during the next 18 months are included in backlog. Orders that comprise the backlog may be subject to changes in quantities, delivery, specifications and terms. Our backlog of orders was approximately $283 million at September 30, 2004 compared to $200 million at December 31, 2003. We expect to complete the majority of our existing backlog orders within the next 12 months.



  CUSTOMER CREDIT RISK



       We sublease certain highly specialized RoadRailer(R) equipment to Grupo Transportation Marititma Mexicana SA (TMM), who is experiencing financial difficulties. On August 5, 2004, TMM completed the restructuring of its existing debt agreements. Customer payments, which have historically been timely, are behind schedule. The customer owes us $7.4 million secured by highly specialized RoadRailer(R) equipment, which due to the nature of the equipment, has a minimal recovery value.



  CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS


       A summary of payments of our contractual obligations and commercial commitments, both on and off balance sheet, as of December 31, 2003, are as follows:

$ MILLIONS                            2004    2005     2006    2007    2008    THEREAFTER   TOTAL
----------                            ----    ----     ----    ----    ----    ----------   -----
DEBT (excluding interest):
  Senior Convertible Notes..........  $  --   $  --   $   --   $ --   $125.0      $ --      $125.0
  Bank Revolver.....................     --      --     60.3     --       --        --        60.3
  Bank Term Loan....................    5.1     6.7     25.0     --       --        --        36.8
  Other Notes Payable...............    2.3     2.3      0.6     --       --        --         5.2
                                      -----   -----   ------   ----   ------      ----      ------
     TOTAL DEBT.....................  $ 7.4   $ 9.0   $ 85.9   $ --   $125.0      $ --      $227.3
                                      =====   =====   ======   ====   ======      ====      ======
OTHER:
Currency Forward Contracts..........  $ 3.9   $  --   $   --   $ --   $   --      $ --      $  3.9
Operating Leases....................    6.1     3.8      3.1    1.9      1.5       0.1        16.5
                                      -----   -----   ------   ----   ------      ----      ------
     TOTAL OTHER....................  $10.0   $ 3.8   $  3.1   $1.9   $  1.5      $0.1      $ 20.4
                                      =====   =====   ======   ====   ======      ====      ======
OTHER COMMERCIAL COMMITMENTS:
Letters of Credit...................  $ 7.0   $  --   $   --   $ --   $   --      $ --      $  7.0
Purchase Commitments................   20.4    15.0     15.0     --       --        --        50.4
Residual Guarantees.................    5.3     5.0      9.7    5.0       --        --        25.0
                                      -----   -----   ------   ----   ------      ----      ------
                                      $32.7   $20.0   $ 24.7   $5.0   $   --      $ --      $ 82.4
                                      =====   =====   ======   ====   ======      ====      ======
     TOTAL OBLIGATIONS..............  $50.1   $32.8   $113.7   $6.9   $126.5      $0.1      $330.1
                                      =====   =====   ======   ====   ======      ====      ======

       Residual Guarantees represent purchase commitments related to certain new and used trailer transactions as well as certain production equipment. We also have purchase options of $78.0 million on the aforementioned trailers and equipment. To the extent that the value of the underlying property is less than the residual guarantee and the value is not expected to be recovered, we have recorded a loss contingency.

       Purchase Commitments primarily represent minimum purchase commitments under a parts purchase agreement we entered into in connection with the sale of certain assets of our aftermarket parts distribution business. We are required to purchase $45 million in parts over the next three years with a minimum of $15 million per year. The purchase price for the parts will be at current market prices, will not exceed business requirements and is subject to certain performance requirements.

       Operating leases represent the total future minimum lease payments for off balance sheet debt.

OFF-BALANCE SHEET TRANSACTIONS

       We had no off-balance sheet financing transactions in 2002, 2003 or 2004. As of December 31, 2003, we have operating leases with future minimum lease payments of $16.5 million.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

       Our significant accounting policies are more fully described in Footnote 2 to our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

       We consider an accounting estimate to be critical if:

       - it requires us to make assumptions about matters that were uncertain at the time we were making the estimate; and

       - changes in the estimate or different estimates that we could have selected would have had a material impact on our financial or results of operations.

     The table below presents information about the nature and rationale for Wabash's critical accounting estimates:

                                                     NATURE OF        ASSUMPTIONS/APPROACHES
BALANCE SHEET CAPTION  CRITICAL ESTIMATE ITEM   ESTIMATES REQUIRED             USED                KEY FACTORS
---------------------  ----------------------   ------------------    ----------------------       -----------
Accrued liabilities    Warranty                 Estimating warranty   We base our estimate     Failure rates and
  and other long-                               requires us to        on historical trends     estimated repair
  term liabilities                              forecast the          of units sold and        costs
                                                resolution of         payment amounts,
                                                existing claims and   combined with our
                                                expected future       current understanding
                                                claims on products    of the status of
                                                sold.                 existing claims,
                                                                      recall campaigns and
                                                                      discussions with our
                                                                      customers.
Accounts Receivable    Allowance for doubtful   Estimating the        We base our estimates    Customer financial
  -- allowance for     accounts                 allowance for         on historical            condition
  doubtful accounts                             doubtful accounts     experience, the time
                                                requires us to        an account is
                                                estimate the          outstanding,
                                                financial             customer's financial
                                                capability of         condition and
                                                customers to pay      information from
                                                for products.         credit rating
                                                                      services.
Inventory              Lower of cost or         We evaluate future    Estimates are based on   Market conditions
                       market write-downs       demand for            recent sales data,
                                                products, market      historical experience,   Product type
                                                conditions and        external market
                                                incentive programs.   analysis and third
                                                                      party appraisal
                                                                      services.
Property, plant and    Valuation of long-       We are required       We estimate cash flows   Future production
  equipment, goodwill  lived assets and         from time-to-time     using internal budgets   estimates
  and other long-term  investments              to review the         based on recent sales
  assets                                        recoverability of     data, and independent    Discount rate
                                                certain of our        trailer production
                                                assets based on       volume estimates.        Asset carrying
                                                projections of                                 value
                                                anticipated future
                                                cash flows,
                                                including future
                                                profitability
                                                assessments of
                                                various product
                                                lines.
Deferred income taxes  Recoverability of        We are required to    We use historical and    Tax law changes
                       deferred tax assets --   estimate whether      projected future         Variances in future
                       in particular, net       recoverability of     operating results,       projected
                       operating loss carry-    our deferred tax      based upon our           profitability,
                       forwards                 assets is more        business plans,          including by taxing
                                                likely than not       including a review of    entity
                                                based on forecasts    the eligible carry-
                                                of taxable            forward period, tax
                                                earnings.             planning opportunities
                                                                      and other relevant
                                                                      considerations.

       In addition, there are other items within our financial statements that require estimation, but are not as critical as those discussed above. Changes in estimates used in these and other items could have a significant effect on our consolidated financial statements. The determination of the market value of new and used trailers is subject to variation particularly in times of rapidly changing market conditions. A 5% change in the valuation of our inventories would be approximately $4 million.

  OTHER

  Inflation

       We have historically been able to offset the impact of rising costs through productivity improvements as well as selective price increases. As a result, inflation has not had, and is not expected to have, a significant impact on our business.

  NEW ACCOUNTING PRONOUNCEMENTS

  Variable Interest Entities

       In 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company has evaluated its financial arrangements that had potential FIN 46 impact and determined that none of these arrangements are with a VIE and that the adoption will have no impact on its consolidated results of operations, financial position or liquidity.

  Derivatives

       In April 2003, the FASB issued Statement of Financial Accounting (SFAS) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, by requiring contracts with similar characteristics to be accounted for comparably. The adoption of SFAS No. 149, effective for contracts entered into or modified after June 30, 2003, did not have any effect on financial position, results of operations, or cash flow.

  Financial Instruments

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 may require that those instruments be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the interim period beginning after June 15, 2003. We currently have no such instruments.

                                    BUSINESS

OVERVIEW

       We are one of North America's leaders in designing, manufacturing and marketing standard and customized truck trailers and related transportation equipment. Founded in 1985 as a start-up, we grew to over $1.4 billion in sales in 1999, and had approximately $900 million in sales in 2003. We believe our success has been the result of our longstanding relationships with our core customers, innovative product development, broad product line, large distribution and service network and corporate culture. Our management team is focused on becoming the low-cost producer in the truck trailer industry through continuous improvement and lean manufacturing initiatives.

       We seek to identify and produce proprietary products that offer added value to customers with the potential to generate higher profit margins than those of standardized products. We believe that we have the engineering and manufacturing capability to produce these products efficiently. Our proprietary DuraPlate(R) composite truck trailer, which we introduced in 1996, has achieved widespread acceptance by our customers. Since 2002, sales of our DuraPlate(R) trailers represented approximately 80% of our total trailers shipped. We are also a competitive producer of standardized products, and are seeking to become a low-cost producer within our industry. We expect to continue a program of product development and selective acquisitions of quality proprietary products that further differentiate us from our competitors and increase profit opportunities.

       We market our transportation equipment under the Wabash(R), DuraPlate(R), DuraPlateHD(R), FreightPro(R), ArcticLite(R), and RoadRailer(R) trademarks directly to customers, through independent dealers and through our factory-owned retail branch network. Our factory-direct marketing effort focuses on our longstanding core customers that represent many of the largest companies in the trucking industry, including Schneider National, Inc., J.B. Hunt Transport Services, Inc., Swift Transportation Corporation, Werner Enterprises, Inc., U.S. Xpress Enterprises, Inc., Heartland Express, Inc., Safeway, Inc., Crete Carrier Corporation and Yellow Roadway, Inc. Our relationship with our core customers has been central to our growth since inception. Our factory-owned retail branch network provides additional opportunities to distribute our products and also offers national service and support capabilities for our customers. The retail sale of new and used trailers, aftermarket parts and maintenance service through our retail branch network generally provides enhanced margin opportunities.

       We were incorporated in Delaware in 1991 and are the successor by merger to a Maryland corporation organized in 1985. We operate in two segments: (1) manufacturing and (2) retail and distribution. Financial results by segment and financial information regarding geographic areas and export sales are discussed in detail within Footnote 18, Segment Reporting, of the accompanying Consolidated Financial Statements. Additional information concerning us can be found on our website at www.wabashnational.com. We make our electronic filings with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, available on our website free of charge as soon as practicable after we file or furnish them with the SEC. Information on our website is not part of this prospectus.

CORE STRENGTHS

     We believe that the following strengths differentiate us from our competitors and position us for success within our markets:

       - Long-Term Core Customer Relationships. We are the exclusive provider of trailers to a significant number of top-tier trucking companies, generating a consistent revenue base that has helped to sustain us as one of the market leaders.

       - Innovative Product Offerings. Our DuraPlate(R) proprietary technology provides what we believe to be a superior trailer to our customers and commands premium pricing. A DuraPlate(R) trailer is a composite plate trailer constructed with material containing a high density polyethylene core bonded between a high-strength steel skin. We believe that the competitive advantages of our DuraPlate(R) trailers over standard trailers include the following:

           -     operate three to five years longer;

           -     less costly to maintain; and

           -     higher trade-in values.

           We have also successfully introduced innovations in our refrigerated trailers and other product lines. For example, we introduced the DuraPlate(R) HD trailer and the FreightPro(R) sheet and post trailer in 2003.

       - Significant Market Share and Brand Recognition. We have been one of the two largest manufacturers of trailers in North America in each of the last ten years, with one of the most widely recognized brands in the industry.


       - Extensive Distribution Network. Our twenty-six factory-owned retail branch locations and our over forty independent dealers extend our sales network throughout North America, diversifying our factory direct sales and supporting our national service contracts.


       - Committed Focus on Operational Excellence. Safety, quality, on-time delivery, productivity and cost reduction are the core elements of our program of continuous improvement. We received the 2003 U.S. Senate Productivity Award for the State of Indiana for the significant cost savings and productivity we achieved in the prior two years.

       - Technology. We are recognized by the trucking industry as being a leader in developing technology to reduce trailer maintenance.

       - Corporate Culture. We benefit from a value driven management team and dedicated union-free workforce.

STRATEGY

       We are committed to an operating strategy that seeks to deliver profitability throughout industry cycles by executing on the core elements of our strategic plan:

       - Corporate Focus. We intend to continue our transition from an organization focused on unit volume and revenue to one focused on earnings and cash flow.

       - Product Differentiation. We intend to continue to provide differentiated products that generate enhanced profit margins.

       - Continuous Improvements. We are focused on continuing to reduce our cost structure by adhering to continuous improvement and lean manufacturing initiatives.

       - Core Customers. We intend to maintain and enhance our long-standing customer partnerships and create new revenue opportunities by offering tailored transportation solutions.

       - Customer Diversification. We intend to continue to expand and diversify our customer base by focusing on middle market carriers with trailer fleets ranging from 250 to 5,000 units.

       - Trailer Performance Improvements. We are working on the development of a DuraPlate(R) trailer that minimizes maintenance for ten years.

       - Strengthen Balance Sheet. We intend to continue reducing our debt to enhance financial flexibility and enable us to capitalize on future market opportunities.

INDUSTRY

       Freight transportation in the United States, according to ATA, was estimated to be a $702 billion industry in 2003 (the latest date such information is available). ATA estimates that approximately 69% of all freight tonnage is carried by truck at some point during its shipment, accounting for approximately 87% of freight industry revenues. Trailer demand is a direct function of the amount of freight to be transported. As the economy improves, it is forecasted that truck carriers will need to expand their fleets, which typically results in increased trailer orders. According to ACT, there are approximately 2.8 million trailers in use today and the trailer replacement demand is estimated at between 180,000 and 200,000 trailers per year.


       In general, the trailer industry grew throughout the 1990's and peaked in 1999. A number of factors, including an economic downturn, fluctuations in fuel prices, declining asset values, limited capital, record trucking company failures and industry consolidation led to a historic reduction of 54% in trailer purchases from 1999 to 2002. In early 2003, the trailer industry started seeing signs of gradual improvement. From a net order standpoint, each month in 2003 saw an improvement over the same month in 2002. For the first nine months of 2004, total trailer orders for the year were 29% higher than the same period in 2003.


       New truck emission regulations became effective on October 1, 2002, resulting in cleaner, yet less fuel-efficient and costlier engines. As a consequence, many trucking firms accelerated purchases of tractors prior to the effective date of the regulation, significantly reducing the historical trailer-to-tractor ratio of 1.5 to 1, to less than 1 to 1 during parts of 2002, according to ACT. In 2003, the trailer-to-tractor ratio regained its historic
1.5 to 1 ratio, although it has declined slightly (1.4 to 1) in 2004. Additional emission regulations are to become effective in 2007 and may result in improved demand for trailers in 2005, and part of 2006. In January 2004, regulations reducing driver hours (hours-of-service) for commercial motor vehicles that carry property became effective, but uncertainty surrounding the long term legal status of these regulations makes their effect on our industry unclear.

       Wabash, Great Dane and Utility are generally viewed as the top three trailer manufacturers and have accounted for greater than 50% of new trailer market share in recent years. During the severe industry downturn in 2001 and 2002, a number of trailer manufacturers went out of business, resulting in greater industry consolidation. Despite market concentration, price competition is fierce and differentiation is primarily through superior products, customer relationships, service availability and cost.

       The following table sets forth new trailer shipments for us, our largest competitors and for the trailer industry as a whole within North America:

                                       2003      2002      2001      2000      1999      1998
                                      -------   -------   -------   -------   -------   -------
Wabash(1)...........................   36,000    27,000    32,000    66,000    70,000    61,000
Great Dane..........................   41,000    33,000    22,000    47,000    58,000    51,000
Utility.............................   24,000    18,000    16,000    29,000    31,000    27,000
Stoughton...........................    9,900    10,000     6,000    15,000    15,000    12,000
Other principal producers...........   34,000    28,000    32,000    63,000    68,000    51,000
                                      -------   -------   -------   -------   -------   -------
Total industry......................  183,000   140,000   140,000   271,000   306,000   279,000

---------------

(1) Does not include approximately 1,300 and 6,000 intermodal containers in 2003 and 2002, respectively.

Sources: Individual manufacturer information, some of which is estimated, provided by Southern Motor Cargo Magazine(C) 1999 (for 1998 data) and Trailer Body Builders Magazine(C) 2003 (for 1999-2003 data). Industry totals provided by Southern Motor Cargo Magazine(C) 1999 (for 1998 data) and A.C.T. Research Company, L.L.C. (for 1999-2003 data).

PRODUCTS

       Since our inception, we have expanded our product offerings from a single truck trailer product to a broad line of trailer related transportation equipment. Our manufacturing segment specializes in the development of innovative proprietary products for our key markets. Manufacturing segment sales represented approximately 70%, 60%, and 60% of consolidated net sales in 2003, 2002 and 2001, respectively. Our current transportation equipment products include the following:

       - DuraPlate(R) Trailers. DuraPlate(R) trailers utilize a proprietary technology that consists of a composite plate wall for increased durability and greater strength. Our DuraPlate(R) trailers include our newly introduced DuraPlate(R) HD, a heavy duty version of our regular DuraPlate(R) trailers.

       - DuraPlate(R) Domestic Containers. DuraPlate(R) domestic containers utilize a proprietary technology and consist of stackable containers, carried either on flat cars or stacked two-high on special "Double-Stack" railcars.

       - Smooth Aluminum Trailers. Smooth aluminum trailers, commonly known as "sheet and post" trailers, are the standard trailer product purchased by the trucking industry. In 2003, we commercialized our new FreightPro(R) trailer to increase our focus on sheet and post trailers, which is the largest segment of the trailer market.

       - Refrigerated Trailers. Refrigerated trailers have insulating foam in the sidewalls and roof, which improves both the insulation capabilities and durability of the trailers. Our refrigerated trailers use our proprietary SolarGuard(R) technology, which we believe enables customers to achieve lower costs through reduced fuel consumption and reduced operating hours.

       - Aluminum Plate Trailers. Aluminum plate trailers utilize thicker and more durable sidewalls than standard trailers, which reduces maintenance costs and extends the trailer's life.

       - RoadRailer(R) Equipment. The RoadRailer(R) intermodal system is a patented bimodal technology consisting of a truck trailer and detachable rail "bogie" which permits a trailer to run both over the highway and directly on railroad lines.

       - Other. Our other transportation equipment includes container chassis, soft-sided trailers and converter dollies.

       Our retail and distribution segment focuses on the sale of new and used trailers and providing parts and maintenance services as described below. In September 2003, we sold certain assets of our rental and leasing business and wholesale aftermarket parts business and in December 2003 we sold a large portion of our finance portfolio.

       - New transportation equipment produced by the manufacturing segment. Additionally, we sell specialty trailers including tank trailers, dump trailers and platform trailers produced by third parties. Customers for this equipment typically purchase in smaller quantities for local or regional transportation needs. The sale of new transportation equipment through the retail branch network represented approximately 9.4%, 9.6% and 11.9% of net sales during 2003, 2002 and 2001, respectively.

       - Replacement parts and accessories and maintenance service both for our own and competitors' trailers and related equipment. This business is less cyclical than trailer sales and generally has higher gross profit margins. Management expects that the sale of aftermarket parts and maintenance service will be a growing part of our product mix as the number and age of trailers in service increases. Sales of these products and service represented approximately 11%, 14% and 15% of net sales during 2003, 2002 and 2001, respectively.

       - Used transportation equipment primarily taken in trade from our customers upon the sale of new trailers. The ability to remarket used equipment promotes new sales by permitting trade-in allowances and offering customers an outlet for the disposal of used equipment. The sale of used trailers represented approximately 7.3%, 11.3% and 8.5% of net sales during 2003, 2002 and 2001, respectively.

MANUFACTURING FACILITIES

       We own two trailer manufacturing facilities in Lafayette, Indiana and a trailer floor manufacturing facility, 0.5 million sq. ft., in Harrison, Arkansas. Our main facility, 1.2 million sq. ft., houses truck trailer and composite material production, tool and die operations, research laboratories, management offices and headquarters. The second Lafayette facility is 0.6 million sq. ft. We have the capacity to produce approximately 75,000 trailers annually on a three-shift, five-day work week schedule.

RETAIL AND DISTRIBUTION FACILITIES

       Retail and distribution facilities include 19 sales and service branches (three of which are leased), and seven locations that sell new and used trailers (six of which are leased). Each branch facility consists of an office, parts warehouse and service space, and each facility generally ranges in size from 20,000 to 50,000 square feet per facility. Nineteen branches are located in 13 states and seven branches are located in six Canadian provinces.

       We own a 0.3 million sq. ft. distribution facility in Lafayette, Indiana that is currently leased.

       All of our owned properties are subject to security interests held by our bank lenders.

CUSTOMERS

       Our customer base includes many of the nation's largest truckload common carriers, leasing companies, private fleet carriers, less-than-truckload (LTL) common carriers, and package carriers. Our five largest customers accounted for approximately 27%, 30% and 34% of our aggregate net sales in 2003, 2002 and 2001, respectively.

       One customer, Schneider National, Inc., accounted for approximately 14% of net sales in 2003. In 2002 and 2001, J.B. Hunt Transport Services, Inc. accounted for approximately 11% and 19% of net sales, respectively. International sales, primarily to Canadian customers, accounted for approximately 9% of net sales for each of the last three years. We have established relationships as a supplier to many large customers in the transportation industry, including the following:

       - Truckload Carriers: Schneider National, Inc.; J.B. Hunt Transport Services, Inc.; Swift Transportation Corporation; Werner Enterprises, Inc.; Heartland Express, Inc.; Crete Carrier Corporation; U.S. Xpress Enterprises, Inc.; Knight Transportation, Inc.; and Interstate Distributor Co.

       - Leasing Companies: Transport International Pool, Inc.; Wells Fargo Equipment Finance, Inc.; Xtra Lease, Inc.; and Transport Services, Inc.

       - Private Fleets: Safeway, Inc.; The Home Depot, Inc.; The Kroger Co.; and Sysco Corporation.

       - Less-Than-Truckload Carriers: Yellow Roadway, Inc.; Old Dominion Freight Lines, Inc.; SAIA Motor Freightlines, Inc.; Fedex Corporation; and Vitran Express, Inc.

       Additionally, in 2003, we began to focus on growing and diversifying our customer base by targeting middle market carriers with trailer fleets between 250 and 5,000 units. During the first nine months of 2004, we have added over 170 middle-market customers that have ordered approximately 4,000 trailers.

BACKLOG

       Orders that have been confirmed by the customer in writing and can be produced during the next 18 months are included in our backlog. Orders that comprise backlog may be subject to changes in quantities, delivery, specifications and terms. Our backlog of orders was approximately $200 million and $208 million at December 31, 2003 and 2002, respectively, and was $283 million at September 30, 2004. We expect to complete the majority of our current backlog orders during the next twelve months.

REGULATION

       Truck trailer length, height, width, maximum weight capacity and other specifications are regulated by individual states. The federal government also regulates certain safety features incorporated in the design of truck trailers, including regulations that require anti-lock braking systems (ABS) and that define rear impact guard standards. Manufacturing operations are subject to environmental laws enforced by federal, state and local agencies
See -- "Environmental Matters".

RAW MATERIALS


       We utilize a variety of raw materials and components including steel, polyethylene, aluminum, lumber, tires and suspensions, which we purchase from a limited number of suppliers. Significant price fluctuations or shortages in raw materials or finished components may adversely affect our results of operations. See "Risk Factors." For the foreseeable future, we expect that the raw materials used in the greatest quantity will be the steel, aluminum and polyethylene used in our dry freight and refrigerated trailers. Price increases in our principal raw materials, aluminum, steel, plastic and timber, occurred during 2004 and are expected to continue into 2005. Our Harrison, Arkansas laminated hardwood floor facility provides the majority of our requirements for trailer floors.


PATENTS AND INTELLECTUAL PROPERTY

       We hold or have applied for 66 patents in the United States on various components and techniques utilized in our manufacture of truck trailers. In addition, we hold or have applied for 91 patents in 12 foreign countries including the European patent community. Our patents include our proprietary DuraPlate(R) product, which we believe offers us a significant competitive advantage.

       We also hold or have applied for 32 trademarks in the United States as well as 28 trademarks in foreign countries. These trademarks include the Wabash(R) brand name as well as trademarks associated with our proprietary products such as the DuraPlate(R) trailer and the RoadRailer(R) trailer.

RESEARCH AND DEVELOPMENT

       Research and development expenses are charged to earnings as incurred and were approximately $2 million in each of 2003, 2002 and 2001.

ENVIRONMENTAL MATTERS


       Our facilities are subject to various environmental laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes, and occupational safety and health. Our operations and facilities have been and in the future may become the subject of enforcement actions or proceedings for non-compliance with such laws or for remediation of company-related releases of substances into the environment. Resolution of such matters with regulators can result in commitments to compliance abatement or remediation programs and in some cases the payment of penalties. On September 28, 2004, we entered into a plea to misdemeanor violations of the federal Clean Water Act and agreed to pay a $400,000 fine pursuant to a plea agreement resulting from a federal environmental investigation involving our former Huntsville, Tennessee manufacturing facility. In addition, we and the EPA have concluded negotiations regarding the terms and conditions of a compliance agreement that involves environmental training, auditing and similar activities by us. The compliance agreement is currently awaiting signature by the EPA. We do not believe that entering into the compliance agreement will have a material adverse impact on our results or operations.


       We believe that our facilities are in substantial compliance with applicable environmental laws and regulations. Our facilities have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with these laws and regulations in both the United States and abroad. However, we currently do not anticipate that the future costs of environmental compliance will have a material adverse effect on our business, financial condition or results of operations.

EMPLOYEES

       As of September 30, 2004, we had approximately 3,400 full time associates, as compared to approximately 3,300 full-time associates as of December 31, 2003. No full-time associates were under a labor union contract as of September 30, 2004. We place a strong emphasis on employee relations through educational programs and quality improvement teams. We believe our employee relations are good.

                                   MANAGEMENT

NAME                                        AGE                    POSITION
----                                        ---                    --------
David C. Burdakin.........................  49    Director
William P. Greubel........................  52    President, Chief Executive Officer and
                                                  Director
John T. Hackett...........................  71    Chairman
Dr. Martin C. Jischke.....................  63    Director
Ludvik F. Koci............................  67    Director
Stephanie K. Kushner......................  49    Director
Rodney P. Ehrlich.........................  58    Senior Vice President -- Chief Technology
                                                  Officer
Richard J. Giromini.......................  50    Senior Vice President -- Chief Operating
                                                  Officer
Timothy J. Monahan........................  52    Senior Vice President -- Human Resources
Robert J. Smith...........................  58    Senior Vice President -- Chief Financial
                                                  Officer
Brent Larson..............................  39    Senior Vice President -- Sales and
                                                  Marketing

       David C. Burdakin. Member -- Audit, Compensation, Nominating and Corporate Governance Committees. Mr. Burdakin has been a director of ours since February 2002. Mr. Burdakin has been President of HON Company, a manufacturer of office furniture, since February 2000 and Executive Vice President of HNI Corp. (formerly HON Industries), a diversified manufacturer, since February 2001. Previously, Mr. Burdakin was President of the HON Group and has held a variety of positions of increasing responsibility with HON since 1993.

       William P. Greubel. Member -- Executive Committee. Mr. Greubel has been our President and Chief Executive Officer and one of our directors since May 2002. Mr. Greubel was a Director and Chief Executive Officer of Accuride Corporation, a manufacturer of wheels for trucks and trailers, from 1998 until April 2002 and served as President of Accuride Corporation from 1994 to 1998. Previously, Mr. Greubel was employed by AlliedSignal Corporation from 1974 to 1994 in a variety of positions of increasing responsibility, most recently as Vice President and General Manager of the Environmental Catalysts and Engineering Plastics business units. Mr. Greubel has been a Board member of the Truck Trailer Manufacturers Association (TTMA) since 2002 and a board member of the United Way of Lafayette since 2004.

       John T. Hackett. Member -- Audit, Compensation, Executive, Nominating and Corporate Governance Committees. Mr. Hackett has been a director of ours since November 1991 and Chairman of our Board of Directors since October 2001. Mr. Hackett was Managing General Partner of CID Equity Partners, L.P., a private investment partnership, from 1991 until his retirement in 2001. He previously served as Vice President -- Finance and Administration of Indiana University from 1988 to 1991 and Executive Vice President, Chief Financial Officer and director of Cummins Engine Corporation from 1964 to 1988.

       Dr. Martin C. Jischke. Member -- Audit, Compensation, Nominating and Corporate Governance Committees. Dr. Jischke has been a director of ours since January 2002. Dr. Jischke has been President of Purdue University, West Lafayette, Indiana, since August 2000. Previously, Dr. Jischke was president of Iowa State University from 1991-2000, chancellor of the University of Missouri -- Rolla from 1986-1991, and served in various capacities at the University of Oklahoma between 1968 and 1986, including dean and interim president. Dr. Jischke also serves as a director of Kerr-McGee Corporation and an advisory director of Duke Realty Corporation.

       Ludvik F. Koci. Member. Mr. Koci has been a director of ours since December 1993. Mr. Koci was Chairman and Chief Executive Officer of Detroit Diesel Corporation in Detroit, Michigan from 1997 until his retirement in 2002. He had previously served as President and Chief Operating Officer from December 1989 until 1997. Mr. Koci also serves on the Board of Directors of Penske Corporation, Penske Transportation Components LLC., VM Motori S.p.A., American Trucking Research Institute, Mary's

Children Family Center of Michigan and the Board of Regents of Orchard Lake Schools, and of Saints Cyril & Methodius Seminary.

       Stephanie K. Kushner. Member -- Audit, Compensation, Nominating and Corporate Governance Committees. Mr. Kushner has been a director of ours since February 2004. Ms. Kushner is Vice President and Chief Financial Officer of Federal Signal Corporation, a manufacturer and supplier of diverse industrial products. Prior to joining Federal Signal, she was employed by FMC Corporation for 14 years, most recently as Vice President and Treasurer. Before joining FMC, she held various financial positions with AMOCO Corporation, Cyprus Minerals and Homestake Mining Company.

       Rodney P. Ehrlich. Mr. Rodney Ehrlich has been our Senior Vice President -- Chief Technology Officer since January 2004. From 2001-2003, Mr. Ehrlich was Senior Vice President -- Product Development. Mr. Ehrlich has been in charge of our engineering operations since our founding.

       Richard J. Giromini. Mr. Giromini has been our Senior Vice President and Chief Operating Officer since joining us in July 2002. He also has served as President and a Director of Wabash National Trailer Centers, Inc. since January 2004. Prior to joining us, Mr. Giromini was with Accuride Corporation, a manufacturer of wheels for trucks and trailers, from April 1998 to July 2002, where he served in capacities as Senior Vice President -- Technology and Continuous Improvement, Senior Vice President and General Manager -- Light Vehicle Operations, and President and CEO of AKW LP. Previously, Mr. Giromini was employed by ITT Automotive, Inc. from 1996 to 1998 serving as the Director of Manufacturing.

       Brent Larson. Mr. Larson has been Senior Vice President -- Sales since March 2003. From December 2001 until February 2003, Mr. Larson was our Vice President -- Sales. Prior to that, Mr. Larson was Senior Vice President and owner of a Canadian trailer distributorship, Breadner Trailers Ltd., for over 7 years. Prior to that, Mr. Larson was Account Executive, Large Accounts for IBM Corporation for over 8 years.

       Timothy J. Monahan. Mr. Monahan has been Senior Vice President -- Human Resources since October 2003. Prior to that, Mr. Monahan was with Textron Fastening Systems from 1999 to October 2003 where he served as Vice
President -- Human Resources. Previously, Mr. Monahan served as Vice
President -- Human Resources at Beloit Corporation. Mr. Monahan serves on the board of directors of North American Tool Corporation.


       Robert J. Smith. Mr. Smith was appointed Senior Vice President -- Chief Financial Officer in October 2004, after serving as our Acting Chief Financial Officer since June 2004, and our Vice President and Controller since joining us in March 2003. Before joining us, Mr. Smith served from 2000 to 2001 as Director of Finance for KPMG Consulting, Inc., now BearingPoint, Inc.; from 1993 to 2000 with Great Lakes Chemical Corp. (serving from 1998 to 2000 as vice president and controller) and from 1983 to 1993 with Olin Corporation, including as chief financial officer for several of its divisions.


                          DESCRIPTION OF CAPITAL STOCK

       Our certificate of incorporation authorizes 100,000,000 shares of capital stock, 75,000,000 of which are designated as common stock and 25,000,000 of which are designated as preferred stock. The following descriptions summarize the material terms and provisions of our authorized and outstanding capital stock. For the complete terms of our capital stock, please refer to our certificate of incorporation and bylaws that are filed as exhibits to our reports incorporated by reference into this prospectus. The General Corporation Law of Delaware, as amended, may also affect the terms of our capital stock.

COMMON STOCK

       Our certificate of incorporation provides that we have authority to issue 75,000,000 shares of our common stock, par value $.01 per share. At September 30, 2004, there were 27,350,725 shares of common stock issued and outstanding. In addition, as of that date, 1,493,929 shares of common stock were issuable upon exercise of stock options outstanding and 6,510,416 shares were issuable upon the conversion of our $125,000,000 principal amount of 3 1/4% Convertible Senior Notes due 2008 at a conversion price of $19.20 per share. The outstanding shares of common stock are fully paid and nonassessable.

VOTING RIGHTS

       Each holder of common stock is entitled to attend all special and annual meetings of the stockholders and to vote upon any matter, including, without limitation, the election of directors. Holders of common stock are entitled to one vote per share.

LIQUIDATION RIGHTS

       In the event of any dissolution, liquidation or winding up of Wabash, whether voluntary or involuntary, the holders of common stock and holders of any class or series of stock entitled to participate with them, will be entitled to participate in the distribution of any assets remaining after we have paid all of our debts and liabilities and have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up, the full preferential amounts, if any, to which they are entitled.

DIVIDENDS

       Dividends may be paid on the common stock and on any class or series of stock entitled to participate therewith when and as declared by the board. Due to restrictions under existing covenants in our debt agreements, we are not permitted to pay dividends on our common stock without waiver of these restrictions by our lenders.

OTHER RIGHTS AND RESTRICTIONS

       The holders of common stock have no preemptive or subscription rights to purchase additional securities issued by us, nor any rights to convert their common stock into other securities of ours or to have their shares redeemed by us. Our common stock is not subject to redemption by us. The rights, preferences and privileges of common stockholders are subject to the rights of any series of preferred stock that we may designate in the future. Our charter and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock.

LISTING

       Our common stock is listed on the New York Stock Exchange under the symbol "WNC."

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for our common stock is National City Bank.

STOCKHOLDER RIGHTS PLAN

       In November 1995, our board adopted a Stockholders Rights Plan (the "Rights Plan"). The Rights Plan is designed to deter any potential coercive or unfair takeover tactics in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of Wabash on terms that are favorable and fair to all stockholders and will not interfere with a merger approved by the board of directors. Each right entitles stockholders to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $120.00. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 20% or more of our common stock or if we enter into other business combination transactions not approved by the board of directors. In the event the rights become exercisable, the Rights Plan allows for our stockholders to acquire stock of Wabash or the surviving corporation, whether or not Wabash is the surviving corporation, having a value twice that of the exercise price of the rights. The rights will expire December 28, 2005 and are redeemable for $.01 per right by our board under certain circumstances.

       While we have adopted the Rights Plan, we have elected not to be subject to the provisions of the Delaware General Corporation Law Section 203 that restricts business combinations with interested stockholders.

LIMITATIONS OF DIRECTOR LIABILITY

       Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Delaware law does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors to us and our stockholders to the full extent permitted by Delaware law. Specifically, directors are not personally liable for monetary damages to us or our stockholders for breach of the director's fiduciary duty as a director, except for liability for:

       - any breach of the director's duty of loyalty to Wabash or its stockholders;

       - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

       - unlawful payments of dividends or unlawful stock repurchases or redemptions; and

       - any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION

       To the maximum extent permitted by law, our bylaws provide for mandatory indemnification of directors and officers against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer. In addition, we must advance or reimburse directors and officers for expenses they incur in connection with indemnifiable claims.

       We also maintain directors' and officers' liability insurance.

PREFERRED STOCK

       Our certificate of incorporation authorizes our board from time to time and without further stockholder action, to provide for the issuance of up to 25,000,000 shares of preferred stock in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this prospectus, we have classified 300,000 shares of our preferred stock as Series A Junior Participating Preferred Stock in connection with the establishment of our stockholder rights plan, as described above, and we have issued rights that are in some cases exercisable for shares of Series A Junior Participating Preferred Stock. There are no shares of our Preferred Stock outstanding on the date of this prospectus.

BLANK CHECK PREFERRED STOCK

       Our board is authorized to issue preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

       -     dividend rights;

       -     conversion rights;

       -     voting rights;

       -     redemption rights and terms of redemption; and

       -     liquidation preferences.

       Our board may fix the number of shares constituting any series and the designations of these series. We have issued rights that are in some cases exercisable for shares of our Series A Junior Participating Preferred Stock.

       The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by a certificate of designations relating to each series. The certificate of designations relating to each series will specify the terms of the preferred stock, including:

       - the maximum number of shares in the series and the distinctive designation;

       -     the terms on which dividends will be paid, if any;

       -     the terms on which the shares may be redeemed, if at all;

       -     the liquidation preference, if any;

       - the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

       - the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

       -     the voting rights, if any, on the shares of the series; and

       - any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.

       Voting Rights. The General Corporation Law of Delaware provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designations.

       Other. Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or other preferred stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock or other preferred stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

                                  UNDERWRITING

       Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and BB&T Capital Markets, a division of Scott & Stringfellow, Inc., are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                                NUMBER
UNDERWRITER                                                    OF SHARES
-----------                                                    ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Bear, Stearns & Co. Inc. ...................................
BB&T Capital Markets, a division of Scott & Stringfellow,
  Inc. .....................................................
                                                               ---------
             Total..........................................   3,000,000
                                                               =========

       Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       The representatives have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in
excess of $     per share. The underwriters may allow, and the dealers may
reallow, a discount not in excess of $     per share to other dealers. After the
offering, the public offering price, concession and discount may be changed.

       The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

                                             PER SHARE   WITHOUT OPTION   WITH OPTION
                                             ---------   --------------   -----------
Public offering price......................      $             $               $
Underwriting discount......................      $             $               $
Proceeds, before expenses, to Wabash.......      $             $               $

       The total expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.

OVERALLOTMENT OPTION

       We have granted an option to the underwriters to purchase up to 450,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

       We and our executive officers and directors have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for exercisable for, or repayable with shares of our common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, subject to customary exceptions. Specifically, we and these other persons have agreed not to directly or indirectly:

       -     offer, pledge, sell or contract to sell any common stock;

       -     sell any option or contract to purchase any common stock;

       -     purchase any option or contract to sell any common stock;

       - grant any option, right or warrant for the sale of any common stock, except, with respect to us, shares of common stock issued or options to purchase common stock granted pursuant to existing employee benefit plans of ours referred to in this prospectus;

       -     lend or otherwise dispose of or transfer any common stock; or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       The lockup agreements described above may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Merrill Lynch. There are, however, currently no agreements between Merrill Lynch and us or any of our executive officers or directors releasing any party from these lockup agreements prior to the expiration of the 90-day restricted period.

NEW YORK STOCK EXCHANGE LISTING

       Our common stock is listed on the New York Stock Exchange under the symbol "WNC."

PRICE STABILIZATION AND SHORT POSITIONS

       Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

       The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the over-allotment option described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

       Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

       Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

ELECTRONIC OFFER, SALE AND DISTRIBUTION OF SHARES

       Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.


OTHER RELATIONSHIPS



       Certain of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings with us in the ordinary course of business. They have received customary fees and commissions for these transactions. In addition, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is one of the lenders under our secured term loan and our revolving credit facility. Because we will use the net proceeds from this offering to repay outstanding indebtedness under our term loan and revolving credit facility, that affiliate will receive an amount in proportion to its participation as a lender under those facilities, which is approximately 10.4%.


                                 LEGAL MATTERS

       Hogan & Hartson L.L.P., Baltimore, Maryland will pass upon the validity of the issuance of the common stock offered by this prospectus. Winston & Strawn LLP, Chicago, Illinois will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

       Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003, as set forth in their report which is included in and incorporated by reference in the prospectus and elsewhere in the registration statement. We've included and incorporated by reference our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on the authority of such firm as experts in accounting and auditing.

       Our consolidated financial statements as of December 31, 2001, and for the year ended December 31, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report included herein.

       On May 30, 2002, we appointed Ernst & Young as our independent public accountants to audit our financial statements for fiscal year 2002. The decision to change auditors was not the result of any disagreement between Arthur Andersen and us on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. For a discussion of certain risks associated with Arthur Andersen's audit of our consolidated financial statements, see the section of this prospectus entitled "Risk Factors -- Risks Related to an Investment in Our Common Stock."

                           INCORPORATION BY REFERENCE

       We are incorporating information included in reports and other filings we have made with the SEC by reference, which means that we are disclosing important information to you by referring to those publicly filed documents containing the information. The information that we incorporate by reference is considered to be part of this prospectus, and future information that we file with the SEC after the date of this prospectus and before the termination of the offering will automatically update and supersede the information in this prospectus. We incorporate by reference the documents that we have filed with the SEC that we list below:

       - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended;

       - Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

       - Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004;


       - Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004;



       - Our Current Reports on Form 8-K filed on June 21, September 29, as amended, and October 25, 2004;


       - The description of our common stock contained in our Form 8-A filed on October 4, 1991, including any amendments or reports filed to update such information; and

       - All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering.

       We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). You should direct any requests for copies to Wabash National Corporation, 1000 Sagamore Parkway South, Lafayette, Indiana 47905, Attention: Secretary, or by telephone to our Secretary at (765) 771-5300.

                             ADDITIONAL INFORMATION

       Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the SEC. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. This web site can be accessed at http://www.sec.gov.

       We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

                          WABASH NATIONAL CORPORATION

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
UNAUDITED FINANCIAL STATEMENTS
  Condensed Consolidated Balance Sheets at September 30,
     2004 and December 31, 2003.............................   F-2
  Condensed Consolidated Statements of Operations for the
     three and nine months ended September 30, 2004 and
     2003...................................................   F-3
  Condensed Consolidated Statements of Cash Flows for the
     nine months ended September 30, 2004 and 2003..........   F-4
  Notes to Condensed Consolidated Financial Statements......   F-5
AUDITED FINANCIAL STATEMENTS
  Report of Independent Registered Public Accounting Firm...  F-12
  Report of Independent Public Accountants..................  F-13
  Consolidated Balance Sheets as of December 31, 2003 and
     2002...................................................  F-14
  Consolidated Statements of Operations for the years ended
     December 31, 2003, 2002 and 2001.......................  F-15
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 2003, 2002 and 2001...........  F-16
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2003, 2002 and 2001.......................  F-17
  Notes to Consolidated Financial Statements................  F-18

                          WABASH NATIONAL CORPORATION



                     CONDENSED CONSOLIDATED BALANCE SHEETS



                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2004            2003
                                                              -------------   ------------
                                                               (UNAUDITED)
                                                                     (IN THOUSANDS)

                                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $  14,832      $  12,552
  Accounts receivable, net..................................      134,041         66,641
  Current portion of finance contracts......................        2,680          4,727
  Inventories...............................................      113,120         84,996
  Prepaid expenses and other................................        7,400         10,249
                                                                ---------      ---------
       Total current assets.................................      272,073        179,165
PROPERTY, PLANT AND EQUIPMENT, net..........................      125,893        130,594
EQUIPMENT LEASED TO OTHERS, net.............................       15,354         21,187
FINANCE CONTRACTS, net of current portion...................        3,785          6,155
GOODWILL, net...............................................       36,063         36,045
OTHER ASSETS................................................       16,589         23,890
                                                                ---------      ---------
                                                                $ 469,757      $ 397,036
                                                                =========      =========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt......................    $   8,729      $   7,337
  Accounts payable..........................................       89,348         68,437
  Other accrued liabilities.................................       53,341         61,421
                                                                ---------      ---------
       Total current liabilities............................      151,418        137,195
LONG-TERM DEBT, net of current maturities...................      234,234        219,979
OTHER NONCURRENT LIABILITIES AND CONTINGENCIES..............        9,476         17,700
STOCKHOLDERS' EQUITY:
  Preferred stock, 25,000,000 shares authorized, 0 shares
     issued and outstanding.................................           --             --
  Common stock 75,000,000 shares authorized, $0.01 par
     value, 27,350,725 and 26,849,257 shares issued and
     outstanding, respectively..............................          274            269
  Additional paid-in capital................................      249,408        242,682
  Retained deficit..........................................     (175,087)      (220,502)
  Accumulated other comprehensive income....................        1,313            992
  Treasury stock at cost, 59,600 common shares..............       (1,279)        (1,279)
                                                                ---------      ---------
       Total stockholders' equity...........................       74,629         22,162
                                                                ---------      ---------
                                                                $ 469,757      $ 397,036
                                                                =========      =========



           See Notes to Condensed Consolidated Financial Statements.

                          WABASH NATIONAL CORPORATION



                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS



                                                     THREE MONTHS ENDED     NINE MONTHS ENDED
                                                        SEPTEMBER 30,         SEPTEMBER 30,
                                                     ------------------     -----------------
                                                       2004       2003       2004       2003
                                                       ----       ----       ----       ----
                                                                    (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NET SALES..........................................  $277,243   $215,450   $753,739   $668,189
COST OF SALES......................................   240,321    198,438    657,060    603,366
LOSS ON ASSET IMPAIRMENT...........................        --         --         --     28,500
                                                     --------   --------   --------   --------
  Gross profit.....................................    36,922     17,012     96,679     36,323
GENERAL AND ADMINISTRATIVE EXPENSES................    10,389     11,792     31,073     32,318
SELLING EXPENSES...................................     3,775      4,627     11,401     15,555
                                                     --------   --------   --------   --------
  Income (loss) from operations....................    22,758        593     54,205    (11,550)
OTHER INCOME (EXPENSE):
  Interest expense.................................    (2,944)    (8,746)    (8,610)   (27,630)
  Foreign exchange gains and losses, net...........       486       (271)       (59)     5,318
  Loss on debt extinguishment......................        --    (18,940)        --    (18,940)
  Other, net.......................................       414     (2,277)       798     (2,677)
                                                     --------   --------   --------   --------
  Income (loss) before income taxes................    20,714    (29,641)    46,334    (55,479)
INCOME TAX PROVISION...............................       420         --        919         --
                                                     --------   --------   --------   --------
  Net income (loss)................................    20,294    (29,641)    45,415    (55,479)
PREFERRED STOCK DIVIDENDS..........................        --        264         --        792
                                                     --------   --------   --------   --------
NET INCOME (LOSS) APPLICABLE TO COMMON
  STOCKHOLDERS.....................................  $ 20,294   $(29,905)  $ 45,415   $(56,271)
                                                     ========   ========   ========   ========
BASIC NET INCOME (LOSS) PER SHARE..................  $   0.74   $  (1.16)  $   1.67   $  (2.19)
                                                     ========   ========   ========   ========
DILUTED NET INCOME (LOSS) PER SHARE................  $   0.62   $  (1.16)  $   1.42   $  (2.19)
                                                     ========   ========   ========   ========
COMPREHENSIVE INCOME (LOSS)
  Net income (loss)................................  $ 20,294   $(29,641)  $ 45,415   $(55,479)
  Foreign currency translation adjustment..........     1,143       (208)       321        236
                                                     --------   --------   --------   --------
NET COMPREHENSIVE INCOME (LOSS)....................  $ 21,437   $(29,849)  $ 45,736   $(55,243)
                                                     ========   ========   ========   ========



           See Notes to Condensed Consolidated Financial Statements.

                          WABASH NATIONAL CORPORATION



                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                 2004         2003
                                                                 ----         ----
                                                              (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $  45,415    $ (55,479)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................     14,745       19,115
     Net (gain) loss on the sale of assets..................       (405)         652
     Provision for losses on accounts receivable and finance
      contracts.............................................        (30)       1,011
     Cash used for restructuring activities.................     (2,993)        (229)
     Trailer valuation charges..............................        415        2,261
     Loss on debt extinguishment............................         --       18,940
     Loss on asset impairment...............................         --       28,500
     Changes in operating assets and liabilities:
       Accounts receivable..................................    (67,370)     (53,771)
       Inventories..........................................    (26,989)      22,732
       Refundable income taxes..............................         72          921
       Prepaid expenses and other...........................      1,202        4,328
       Accounts payable and accrued liabilities.............     15,844        7,630
       Other, net...........................................      1,145        1,526
                                                              ---------    ---------
          Net cash used in operating activities.............    (18,949)      (1,863)
                                                              ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................     (5,760)      (3,747)
  Proceeds from asset sales.................................         --       53,479
  Proceeds from sale of leased equipment and finance
     contracts..............................................         --        5,305
  Principal payments received on finance contracts..........      4,039        5,969
  Proceeds from the sale of property, plant and equipment...      2,116        1,762
                                                              ---------    ---------
          Net cash provided by investing activities.........        395       62,768
                                                              ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of bank term loan and revolving
     credit facility........................................         --      135,309
  Proceeds from issuance of convertible senior notes........         --      125,000
  Proceeds from exercise of stock options...................      5,187        1,687
  Borrowings under trade receivables and revolving credit
     facilities.............................................    534,916      109,618
  Payments under trade receivables and revolving credit
     facilities.............................................   (511,999)    (109,618)
  Payments under long-term debt and capital lease
     obligations............................................     (7,270)    (344,322)
  Preferred stock dividends.................................         --       (1,584)
  Debt issuance costs paid..................................         --      (10,077)
                                                              ---------    ---------
          Net cash provided by (used in) financing
            activities......................................     20,834      (93,987)
                                                              ---------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........      2,280      (33,082)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............     12,552       35,659
                                                              ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $  14,832    $   2,577
                                                              =========    =========


           See Notes to Condensed Consolidated Financial Statements.

                          WABASH NATIONAL CORPORATION



              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                  (UNAUDITED)



1.  GENERAL



       The condensed consolidated financial statements of Wabash National Corporation (the Company) have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying condensed consolidated financial statements contain all material adjustments (consisting only of normal recurring adjustments) necessary to present fairly the consolidated financial position of the Company, its results of operations and cash flows. The condensed consolidated financial statements included herein should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus.



       Certain items previously reported in specific condensed consolidated financial statement captions have been reclassified to conform to the 2004 presentation.



       During the period ended September 30, 2004, there were no accounting pronouncements issued that would have an affect on the Company's financial position, results of operations, or cash flow.



2.  INVENTORIES



       Inventories consisted of the following (in thousands):



                                                       SEPTEMBER 30,   DECEMBER 31,
                                                           2004            2003
                                                       -------------   ------------
Raw material and components..........................    $ 35,977        $24,189
Work in process......................................       4,912          4,364
Finished goods.......................................      53,294         38,198
After-market parts...................................       6,210          5,953
Used trailers........................................      12,727         12,292
                                                         --------        -------
                                                         $113,120        $84,996
                                                         ========        =======



3.  RESTRUCTURING AND OTHER RELATED CHARGES



       In connection with the Company's exit from manufacturing product for export outside the North American market, international leasing and financing activities and the consolidation of certain domestic operations in 2000, charges totaling $48.2 million were recorded, of which $47.9 million has been utilized. During the third quarter of 2004, the Company reached a final settlement of $1.8 million related to certain of its financial and equipment guarantee obligations. At September 30, 2004, the remaining reserve balance amounted to $0.3 million.



4.  DEBT



       The Company has $125 million of 3.25% senior unsecured convertible notes (Convertible Notes) due August 1, 2008, which are convertible into approximately
6.5 million shares of the Company's stock. The notes have a conversion price of $19.20 or a rate of 52.0833 shares per $1,000 principal amount of notes. Interest is payable semi-annually on February 1 and August 1.



       The Company has an asset-based loan facility (ABL Facility) due September 23, 2006 that includes a $31.7 million term loan and a $175 million revolver. The revolver is secured by inventory and accounts receivable and the amount available to borrow varies in relation to the balances of those accounts. As of September 30, 2004, borrowing capacity under the revolver was $148.4 million, of which

                          WABASH NATIONAL CORPORATION

$83.3 million was outstanding. Interest on the revolver is at the London Interbank Offer Rate (LIBOR) plus 225 basis points, or the bank's prime rate plus 25 basis points. At September 30, 2004, the 30-day LIBOR rate was 1.8401%. The Company pays a commitment fee on the unused portion of the facility at a rate of 37.5 basis points per annum. For the quarter ended September 30, 2004, the weighted average interest rate was 4.43%.



       The term loan is secured by the Company's property, plant and equipment. Interest is variable, based on LIBOR plus 225 basis points, or the bank's prime rate plus 25 basis points. For the quarter ended September 30, 2004, the weighted average interest rate was 4.32%. Quarterly principal payments of $1.7 million commenced on January 1, 2004.



       On September 29, 2004, the Company amended its ABL Facility. Most notably, the amendment lowered the Company's interest rate by 25 basis points and up to 100 basis points depending upon the Company's fixed charge coverage ratio, eliminated the requirement to make excess cash flow payments beginning in April 2005 and increased capital expenditure limits from $15 million to $20 million in 2005. There were no changes in the maturity date or scheduled payments under the ABL Facility.



       The ABL Facility agreement contains covenants that require, among other things, minimum fixed charge coverage and maximum senior debt to EBITDA coverage. Also, the agreement places limits on capital expenditures and additional borrowings. As of September 30, 2004, the Company was in compliance with all loan covenants.



       Scheduled maturities for the remainder of 2004 and future years are as follows (in thousands):



2004........................................................   $  2,182
2005........................................................      8,729
2006........................................................    107,052
2007........................................................         --
2008........................................................    125,000
                                                               --------
                                                                242,963
Less: Current maturities....................................     (8,729)
                                                               --------
                                                               $234,234
                                                               ========



5.  STOCK-BASED COMPENSATION



       The Company follows APB No. 25, Accounting for Stock Issued to Employees, in accounting for its stock options and, accordingly, no compensation cost has been recognized for stock options in the consolidated financial statements. In accordance with SFAS No. 148, Accounting for Stock Based Compensation Transition and Disclosure, the following table illustrates the effect on net income and net

                          WABASH NATIONAL CORPORATION
income per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock Based Compensation to stock-based employee compensation.



                                             THREE MONTHS             NINE MONTHS
                                                ENDED                    ENDED
                                            SEPTEMBER 30,            SEPTEMBER 30,
                                        ----------------------   ----------------------
                                          2004         2003        2004         2003
                                          ----         ----        ----         ----
                                         (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Reported net income (loss)............   $20,294     $(29,641)    $45,415     $(55,479)
Pro forma stock-based compensation
  expense (net of tax)................      (588)        (748)     (1,710)      (1,985)
                                         -------     --------     -------     --------
Proforma net income (loss)............   $19,706     $(30,389)    $43,705     $(57,464)
                                         =======     ========     =======     ========
Basic earnings per share:
  Reported net income (loss) per
     share............................   $  0.74     $  (1.16)    $  1.67     $  (2.19)
  Proforma stock-based compensation
     expense (net of tax) per share...     (0.02)       (0.03)      (0.06)       (0.07)
                                         -------     --------     -------     --------
  Pro forma net income (loss) per
     share............................   $  0.72     $  (1.19)    $  1.61     $  (2.26)
                                         =======     ========     =======     ========
Diluted earnings per share:
  Reported net income (loss) per
     share............................   $  0.62     $  (1.16)    $  1.42     $  (2.19)
  Pro forma stock-based compensation
     expense (net of tax) per share...     (0.02)       (0.03)      (0.05)       (0.07)
                                         -------     --------     -------     --------
  Pro forma net income (loss) per
     share............................   $  0.60     $  (1.19)    $  1.37     $  (2.26)
                                         =======     ========     =======     ========



6.  CONTINGENCIES



  A.  LITIGATION



       Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company arising in the ordinary course of business, including those pertaining to product liability, labor and health related matters, successor liability, environmental and possible tax assessments. While the amounts claimed could be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are currently pending or asserted will not have a material adverse effect on the Company's financial position, liquidity or results of operations.



        Brazil Joint Venture



       In March 2001, Bernard Krone Industria e Comercio de Maquinas Agricolas Ltda. ("BK") filed suit against the Company in the Fourth Civil Court of Curitiba in the State of Parana, Brazil. This action seeks recovery of damages plus pain and suffering. Because of the bankruptcy of BK, this proceeding is now pending before the Second Civil Court of Bankruptcies and Creditors Reorganization of Curitiba, State of Parana (No. 232/99).



       This case grows out of a joint venture agreement between BK and the Company, which was generally intended to permit BK and the Company to market the RoadRailer(R) trailer in Brazil and other areas of South America. When BK was placed into the Brazilian equivalent of bankruptcy late in 2000, the joint venture was dissolved. BK subsequently filed its lawsuit against the Company alleging among other things that it was forced to terminate business with other companies because of the exclusivity and

                          WABASH NATIONAL CORPORATION
non-compete clauses purportedly found in the joint venture agreement. In its complaint, BK asserts that it has been damaged by these alleged wrongs by the Company in the approximate amount of $8.4 million.



       The Company answered the complaint in May 2001, denying any wrongdoing. The Company believes that the claims asserted against it by BK are without merit and intends to defend itself vigorously against those claims. The Company believes that the resolution of this lawsuit will not have a material adverse effect on its financial position, liquidity or future results of operations; however, at this early stage of the proceeding, no assurance can be given as to the ultimate outcome of the case.



         Environmental



       In September 2003, the Company was noticed as a potentially responsible party (PRP) by the United States Environmental Protection Agency pertaining to the Motorola 52nd Street, Phoenix, Arizona Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. PRPs include current and former owners and operators of facilities at which hazardous substances were disposed of. EPA's allegation that the Company was a PRP arises out of the operation of a former branch facility located approximately five miles from the original site. The Company does not expect that these proceedings will have a material adverse effect on the Company's financial condition or results of operations.



       On September 28, 2004, the Company entered a plea to two misdemeanor violations of the Clean Water Act and agreed to pay a $0.4 million fine pursuant to a plea agreement. In addition, the Company and the United States Environmental Protection Agency (the EPA) have concluded negotiations regarding the terms and conditions of a compliance agreement that involves environmental training, auditing and similar activities by the Company. The compliance agreement is currently awaiting signature by the EPA. The Company does not believe that the entering into of the compliance agreement will have a material adverse impact on the results or operations of the Company.

                          WABASH NATIONAL CORPORATION

7.  NET INCOME PER SHARE



       Per share results have been computed based on the average number of common shares outstanding. The following table presents the number of incremental weighted average shares used in computing diluted per share amounts (in thousands, except per share amounts):



                                        THREE MONTHS ENDED   NINE MONTHS ENDED
                                          SEPTEMBER 30,        SEPTEMBER 30,
                                        ------------------   ------------------
                                         2004       2003      2004       2003
                                        -------   --------   -------   --------
Basic earnings (loss) per share:
  Net income (loss) applicable to
     common stockholders..............  $20,294   $(29,905)  $45,415   $(56,271)
                                        =======   ========   =======   ========
  Weighted average common shares
     outstanding......................   27,314     25,802    27,150     25,721
                                        =======   ========   =======   ========
  Basic income (loss) per share.......  $  0.74   $  (1.16)  $  1.67   $  (2.19)
                                        =======   ========   =======   ========
Diluted earnings (loss) per share:
  Net income (loss) applicable to
     common stockholders..............  $20,294   $(29,905)  $45,415   $(56,271)
  After-tax equivalent of interest on
     convertible notes................    1,210         --     3,618         --
                                        -------   --------   -------   --------
  Diluted net income (loss) applicable
     to common stockholders...........  $21,504   $(29,905)  $49,033   $(56,271)
                                        =======   ========   =======   ========
  Weighted average common shares
     outstanding......................   27,314     25,802    27,150     25,721
  Dilutive stock options/shares.......      721         --       870         --
  Convertible notes equivalent
     shares...........................    6,510         --     6,510         --
                                        -------   --------   -------   --------
  Diluted weighted average common
     shares outstanding...............   34,545     25,802    34,530     25,721
                                        =======   ========   =======   ========
  Diluted income (loss) per share.....  $  0.62   $  (1.16)  $  1.42   $  (2.19)
                                        =======   ========   =======   ========



       The 2003 diluted weighted average shares outstanding excluded the antidilutive effects of preferred stock convertible into 823,200 shares, and 356,787 shares and 179,671 shares of stock options for the three and nine months, respectively.



8.  SEGMENTS



       The Company has two reportable segments: manufacturing and retail and distribution. The manufacturing segment produces and sells new trailers to the retail and distribution segment or to customers who purchase trailers direct or through independent dealers. The retail and distribution segment includes the sale, leasing and financing of new and used trailers, as well as the sale of aftermarket parts and service through its retail branch network. In addition, the retail and distribution segment in 2003 included the sale of after-market parts.

                          WABASH NATIONAL CORPORATION

       Reportable segment information is as follows (in thousands):



      THREE MONTHS ENDED                         RETAIL AND                   CONSOLIDATED
      SEPTEMBER 30, 2004        MANUFACTURING   DISTRIBUTION   ELIMINATIONS      TOTALS
      ------------------        -------------   ------------   ------------   ------------
Net Sales
  External customers..........    $215,522        $ 61,721      $      --       $277,243
  Intersegment sales..........      24,849              --        (24,849)            --
                                  --------        --------      ---------       --------
Total Net Sales...............    $240,371        $ 61,721      $ (24,849)      $277,243
                                  ========        ========      =========       ========
Income (Loss) from
  Operations..................    $ 20,599        $    509      $   1,650       $ 22,758
Assets........................    $444,988        $187,165      $(162,396)      $469,757



      THREE MONTHS ENDED
      SEPTEMBER 30, 2003
      ------------------
Net Sales
  External customers..........    $147,093        $ 68,357      $      --       $215,450
  Intersegment sales..........       5,707             265         (5,972)            --
                                  --------        --------      ---------       --------
Total Net Sales...............    $152,800        $ 68,622      $  (5,972)      $215,450
                                  ========        ========      =========       ========
Income (Loss) from
  Operations..................    $  2,387        $ (1,815)     $      21       $    593
Assets........................    $393,449        $216,407      $(161,879)      $447,977



      NINE MONTHS ENDED
      SEPTEMBER 30, 2004
      ------------------
Net Sales
  External customers..........    $575,266        $178,473      $      --       $753,739
  Intersegment sales..........      81,140           1,975        (83,115)            --
                                  --------        --------      ---------       --------
Total Net Sales...............    $656,406        $180,448      $ (83,115)      $753,739
                                  ========        ========      =========       ========
Income (Loss) from
  Operations..................    $ 56,402        $ (1,547)     $    (650)      $ 54,205
Assets........................    $444,988        $187,165      $(162,396)      $469,757



      NINE MONTHS ENDED
      SEPTEMBER 30, 2003
      ------------------
Net Sales
  External customers..........    $446,714        $221,475      $      --       $668,189
  Intersegment sales..........      40,226             878        (41,104)            --
                                  --------        --------      ---------       --------
Total Net Sales...............    $486,940        $222,353      $ (41,104)      $668,189
                                  ========        ========      =========       ========
Income (Loss) from
  Operations..................    $ 21,202        $(33,072)     $     320       $(11,550)
Assets........................    $393,449        $216,407      $(161,879)      $447,977



         Product Information



       The Company offers products primarily in three categories: new trailers, used trailers and parts and service. Other sales include leasing revenues, interest income from finance contracts and freight. The

                          WABASH NATIONAL CORPORATION
following table sets forth the major product categories and their percentage of total net sales (dollars in thousands):



                       THREE MONTHS ENDED SEPTEMBER 30,     NINE MONTHS ENDED SEPTEMBER 30,
                       ---------------------------------   ---------------------------------
                            2004              2003              2004              2003
                       ---------------   ---------------   ---------------   ---------------
                          $        %        $        %        $        %        $        %
                          -        -        -        -        -        -        -        -
New Trailers.........  243,047    87.7   162,374    75.4   657,571    87.2   499,813    74.8
Used Trailers........   14,485     5.2    16,514     7.7    40,963     5.5    53,273     8.0
Parts & Service......   15,654     5.6    27,071    12.6    43,988     5.8    85,805    12.8
Other................    4,057     1.5     9,491     4.3    11,217     1.5    29,298     4.4
                       -------   -----   -------   -----   -------   -----   -------   -----
Total Net Sales......  277,243   100.0   215,450   100.0   753,739   100.0   668,189   100.0
                       =======   =====   =======   =====   =======   =====   =======   =====



9.  RECENT DEVELOPMENT



       On October 12, 2004, the Company filed a registration statement with the Securities and Exchange Commission in connection with its plan to sell up to 3,000,000 shares of common stock through an underwritten public offering to be managed by Merrill Lynch & Co., Bear, Stearns & Co. Inc. and BB&T Capital Markets. In addition, the Company may sell up to 450,000 shares to cover an underwriters over-allotment option. The Company intends to use all of the net proceeds from this public offering to repay a portion of its outstanding secured bank indebtedness.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Wabash National Corporation:

       We have audited the accompanying consolidated balance sheets of Wabash National Corporation as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Wabash National Corporation for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 12, 2002.

       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wabash National Corporation as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Indianapolis, Indiana
February 5, 2004

This report is a copy of a report previously issued by Arthur Andersen LLP. The report has not been reissued by Arthur Andersen nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this prospectus.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Wabash National Corporation:

       We have audited the accompanying consolidated balance sheets of WABASH NATIONAL CORPORATION (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wabash National Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Indianapolis, Indiana,
April 12, 2002.

                          WABASH NATIONAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                                   ------------
                                                                 2003         2002
                                                                 ----         ----
                                                              (DOLLARS IN THOUSANDS)
                                       ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $  12,552    $  35,659
  Accounts receivable, net..................................     66,641       34,396
  Current portion of finance contracts......................      4,727        9,528
  Inventories...............................................     84,996      134,872
  Prepaid expenses and other................................     10,249       18,299
                                                              ---------    ---------
       Total current assets.................................    179,165      232,754
PROPERTY, PLANT AND EQUIPMENT, net..........................    130,594      145,703
EQUIPMENT LEASED TO OTHERS, net.............................     21,187      100,837
FINANCE CONTRACTS, net of current portion...................      6,155       22,488
GOODWILL, net...............................................     36,045       34,652
OTHER ASSETS................................................     23,890       29,135
                                                              ---------    ---------
                                                              $ 397,036    $ 565,569
                                                              =========    =========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt......................  $   7,337    $  42,961
  Current maturities of capital lease obligations...........         --       12,860
  Accounts payable..........................................     68,437       60,457
  Other accrued liabilities.................................     61,421       61,424
                                                              ---------    ---------
       Total current liabilities............................    137,195      177,702
LONG-TERM DEBT, net of current maturities...................    219,979      239,043
LONG-TERM CAPITAL LEASE OBLIGATIONS, net of current
  maturities................................................         --       51,993
OTHER NONCURRENT LIABILITIES AND CONTINGENCIES..............     17,700       22,847
STOCKHOLDERS' EQUITY:
  Preferred stock, 25 million shares authorized, 0 and
     352,000 shares issued and outstanding with an aggregate
     liquidation value of $0 and $17,600 respectively.......         --            3
  Common stock, 75 million shares authorized, $0.01 par
     value, 26,849,257 and 25,647,060 shares issued and
     outstanding, respectively..............................        269          257
  Additional paid-in capital................................    242,682      237,489
  Retained deficit..........................................   (220,502)    (162,222)
  Accumulated other comprehensive income (loss).............        992         (264)
  Treasury stock at cost, 59,600 common shares..............     (1,279)      (1,279)
                                                              ---------    ---------
       Total stockholders' equity...........................     22,162       73,984
                                                              ---------    ---------
                                                              $ 397,036    $ 565,569
                                                              =========    =========

 The accompanying notes are an integral part of these Consolidated Statements.

                          WABASH NATIONAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      YEARS ENDED DECEMBER 31,
                                                                      ------------------------
                                                                 2003          2002           2001
                                                                 ----          ----           ----
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                              AMOUNTS)
NET SALES...................................................   $887,940      $819,568      $ 863,392
COST OF SALES...............................................    810,746       777,117        972,105
LOSS ON ASSET IMPAIRMENT....................................     28,500         2,000         10,500
                                                               --------      --------      ---------
     Gross profit (loss)....................................     48,694        40,451       (119,213)
GENERAL AND ADMINISTRATIVE EXPENSES.........................     37,383        53,897         56,955
SELLING EXPENSES............................................     20,333        23,501         25,370
RESTRUCTURING CHARGE........................................         --         1,813         37,864
                                                               --------      --------      ---------
     Loss from operations...................................     (9,022)      (38,760)      (239,402)
OTHER INCOME (EXPENSE):
  Interest expense..........................................    (30,162)      (30,873)       (21,292)
  Trade receivables facility costs..........................     (1,022)       (4,072)        (2,228)
  Foreign exchange gains and losses, net....................      5,291             5         (1,706)
  Equity in losses of unconsolidated affiliate..............         --            --         (7,668)
  Restructuring charges.....................................         --            --         (1,590)
  Loss on debt extinguishment...............................    (19,840)       (1,314)            --
  Other, net................................................     (2,472)        3,546         (1,139)
                                                               --------      --------      ---------
  Loss before income taxes..................................    (57,227)      (71,468)      (275,025)
INCOME TAX BENEFIT..........................................         --       (15,278)       (42,857)
                                                               --------      --------      ---------
Net loss....................................................   $(57,227)     $(56,190)     $(232,168)
PREFERRED STOCK DIVIDENDS...................................      1,053         1,563          1,845
                                                               --------      --------      ---------
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS..................   $(58,280)     $(57,753)     $(234,013)
                                                               ========      ========      =========
BASIC AND DILUTED NET LOSS PER SHARE........................   $  (2.26)     $  (2.43)     $  (10.17)
                                                               ========      ========      =========
COMPREHENSIVE LOSS
  Net loss..................................................   $(57,227)     $(56,190)     $(232,168)
  Foreign currency translation adjustment...................      1,256            42           (306)
                                                               --------      --------      ---------
NET COMPREHENSIVE LOSS......................................   $(55,971)     $(56,148)     $(232,474)
                                                               ========      ========      =========

 The accompanying notes are an integral part of these Consolidated Statements.

                          WABASH NATIONAL CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                               OTHER
                         PREFERRED STOCK       COMMON STOCK       ADDITIONAL   RETAINED    COMPREHENSIVE
                         ---------------       ------------        PAID-IN     EARNINGS       INCOME       TREASURY
                         SHARES    AMOUNT    CAPITAL     AMOUNT    CAPITAL     (DEFICIT)      (LOSS)        STOCK       TOTAL
                         ------    ------    -------     ------   ----------   ---------   -------------   --------     -----
                                                                (DOLLARS IN THOUSANDS)
BALANCES, December 31,
  2000................   482,041    $ 5     23,002,490    $230     $236,660    $ 131,617       $  --       $(1,279)   $ 367,233
  Net loss for the
    year..............        --     --             --      --           --     (232,168)         --            --     (232,168)
  Foreign currency
    translation.......        --     --             --      --           --           --        (306)           --         (306)
  Cash dividends
    declared:
    Common stock
      ($0.09 per
      share)..........        --     --             --      --           --       (2,073)         --            --       (2,073)
    Preferred stock...        --     --             --      --           --       (1,845)         --            --       (1,845)
  Common stock issued
    under:
    Employee stock
      purchase plan...        --     --          7,138      --           70           --          --            --           70
    Employee stock
      bonus plan......        --     --          1,960      --           27           --          --            --           27
    Outside directors'
      plan............        --     --          2,259      --           47           --          --            --           47
                        --------    ---     ----------    ----     --------    ---------       -----       -------    ---------
BALANCES, December 31,
  2001................   482,041    $ 5     23,013,847    $230     $236,804    $(104,469)      $(306)      $(1,279)   $ 130,985
  Net loss for the
    year..............        --     --             --      --           --      (56,190)         --            --      (56,190)
  Foreign currency
    translation.......        --     --             --      --           --           --          42            --           42
  Preferred stock
    dividends.........        --     --             --      --           --       (1,563)         --            --       (1,563)
  Preferred stock
    conversion........  (130,041)    (2)     2,589,687      26          334           --          --            --          358
  Common stock issued
    under:
    Employee stock
      purchase plan...        --     --          5,312       1           47           --          --            --           48
    Employee stock
      bonus plan......        --     --         10,300      --           89           --          --            --           89
    Stock option
      plan............        --     --         11,168      --           82           --          --            --           82
    Outside directors'
      plan............        --     --         16,746      --          133           --          --            --          133
                        --------    ---     ----------    ----     --------    ---------       -----       -------    ---------
BALANCES, December 31,
  2002................   352,000    $ 3     25,647,060    $257     $237,489    $(162,222)      $(264)      $(1,279)   $  73,984
  Net loss for the
    year..............        --     --             --      --           --      (57,227)         --            --      (57,227)
  Foreign currency
    translation.......        --     --             --      --           --           --       1,256            --        1,256
  Preferred stock
    dividends.........        --     --             --      --           --       (1,053)         --            --       (1,053)
  Preferred stock
    conversion........  (352,000)    (3)       823,256       8           (7)          --          --            --           (2)
  Restricted stock
    amortization......        --     --             --      --          225           --          --            --          225
  Common stock issued
    under:
    Employee stock
      bonus plan......        --     --          6,370      --           74           --          --            --           74
    Stock option
      plan............        --     --        360,114       4        4,800           --          --            --        4,804
    Outside directors'
      plan............        --     --         12,457      --          101           --          --            --          101
                        --------    ---     ----------    ----     --------    ---------       -----       -------    ---------
BALANCES, December 31,
  2003................        --    $--     26,849,257    $269     $242,682    $(220,502)      $ 992       $(1,279)   $  22,162
                        ========    ===     ==========    ====     ========    =========       =====       =======    =========

 The accompanying notes are an integral part of these Consolidated Statements.

                          WABASH NATIONAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                                  ------------------------
                                                                2003        2002        2001
                                                                ----        ----        ----
                                                                   (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................  $ (57,227)  $ (56,190)  $(232,168)
Adjustments to reconcile net cash provided by (used in)
  operating activities:
  Depreciation and amortization.............................     23,788      28,626      32,143
  Net (gain) loss on the sale of assets.....................        723      (1,322)       (504)
  Provision for losses on accounts receivable and finance
    contracts...............................................        474       9,773      20,959
  Deferred income taxes.....................................         --          --     (14,441)
  Equity in losses of unconsolidated affiliate..............         --          --       7,183
  Cash used for restructuring activities....................     (3,372)       (373)     (6,988)
  Restructuring and other related charges...................         --       1,813      41,067
  Used trailer valuation charges............................      2,562       5,443      62,134
  Loss contingencies........................................         --       2,831      27,400
  Loss on debt extinguishment...............................     19,840       1,314          --
  Loss on asset impairments.................................     28,500       2,000      10,500
  Change in operating assets and liabilities:
    Accounts receivable.....................................    (40,749)     19,695       1,790
    Inventories.............................................     51,416      58,335     107,755
    Refundable income taxes.................................        824      24,762     (20,121)
    Prepaid expenses and other..............................      5,009      (4,016)      3,863
    Accounts payable and accrued liabilities................     11,286       9,776     (34,443)
    Other, net..............................................     (1,280)      1,815         261
                                                              ---------   ---------   ---------
    Net cash provided by (used in) operating activities.....     41,794     104,282       6,390
                                                              ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures........................................     (6,518)     (5,703)     (5,899)
Additions to equipment leased to others.....................         --      (9,792)    (70,444)
Additions to finance contracts..............................         --      (7,718)    (18,662)
Acquisitions, net of cash acquired..........................         --          --      (6,336)
Investment in unconsolidated affiliate......................         --          --      (7,183)
Proceeds from Asset Sales...................................     53,479          --          --
Proceeds from sale of leased equipment and finance
  contracts.................................................     15,189       5,337      60,556
Principal payments received on finance contracts............      7,778      13,278       6,787
Proceeds from the sale of property, plant and equipment.....      6,861      16,617         426
                                                              ---------   ---------   ---------
    Net cash provided by (used in) investing activities.....     76,789      12,019     (40,755)
                                                              ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of bank term loan and revolving
  credit facility...........................................    135,309      80,402          --
Proceeds from convertible senior notes......................    125,000          --          --
Proceeds from exercise of stock options.....................      4,804         351         144
Borrowings under trade receivables and revolving credit
  facilities................................................    197,650      56,798     428,776
Payments under trade receivables and revolving credit
  facilities................................................   (225,501)   (146,491)   (361,006)
Payments under long-term debt and capital lease
  obligations...............................................   (367,089)    (78,589)    (21,738)
Common stock dividends paid.................................         --          --      (2,991)
Preferred stock dividends paid..............................     (1,584)       (443)     (1,879)
Debt issuance costs paid....................................    (10,279)     (3,805)         --
                                                              ---------   ---------   ---------
    Net cash provided by (used in) financing activities.....   (141,690)    (91,777)     41,306
                                                              ---------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........    (23,107)     24,524       6,941
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............     35,659      11,135       4,194
                                                              ---------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $  12,552   $  35,659   $  11,135
                                                              =========   =========   =========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest................................................  $  21,774   $  27,913   $  20,230
    Income taxes refunded, net..............................  $    (832)  $ (38,153)  $  (7,047)

 The accompanying notes are an integral part of these Consolidated Statements.

                          WABASH NATIONAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE BUSINESS, INDUSTRY AND FINANCIAL CONDITION

       Wabash National Corporation (the Company) designs, manufactures and markets standard and customized truck trailers and intermodal equipment under the Wabash(R), FreightPro(R), Articlite(R) and RoadRailer(R) trademarks. The Company's wholly-owned subsidiary, Wabash National Trailer Centers, Inc. (WNTC), sells new and used trailers through its retail network and provides aftermarket parts and maintenance service for the Company's and competitors' trailers and related equipment.

       After achieving the recent peak production of over 305,000 units in 1999, the North American trucking industry suffered three years of declining production bottoming at just under 140,000 units in 2002. As a result of these conditions, the Company implemented a comprehensive plan to scale its operations to meet demand and to survive.

       Beginning in 2001 and continuing into 2002, the Company closed two of its three trailer assembly facilities, conducted an employee layoff for the first time in the Company's history, liquidated approximately $110 million of used trailers under an aggressive liquidation plan, completed the divestiture of its European operations, closed approximately 10 of its 49 factory-owned branch locations, closed one of its two wood flooring facilities and closed one of two parts distribution centers. As a result of these steps, the Company increased its liquidity position (cash on hand and available borrowings under existing credit facilities) from approximately $19 million as of September 30, 2001 to approximately $78 million at the end of 2002. These actions also began to improve the results from operations during 2002. The net losses incurred in both 2001 and 2002 resulted in the Company being in technical violation of financial covenants with certain of its lenders on December 31, 2001 and on February 28, 2003. The Company received a waiver of the violation from its lenders and subsequently amended its debt agreements to cure the violations.

       In 2003, the truck trailer industry rebounded with production reaching approximately 183,000 units. Buoyed by improving industry and general economic conditions the Company continued its operational and financial turnaround by:

       - selling certain assets of the rental and leasing and wholesale parts businesses, former branch properties and a large portion of its finance portfolios -- proceeds totaling approximately $75 million used to reduce on and off balance sheet debt;

       - refinancing the Company's debt through the sale of $125 million of 3.25% senior unsecured convertible notes and the completion of a $222 million bank facility -- extending required repayment terms and significantly reducing interest rates; and

       - continuing the streamlining of the retail and distribution organization -- closing 12 locations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Basis of Consolidation

       The consolidated financial statements reflect the accounts of the Company and its wholly-owned and majority-owned subsidiaries with the exception of ETZ, which as discussed in Footnote 5 was divested in January 2002. Accordingly, ETZ's operating results are included in Equity in Losses of Unconsolidated Affiliate in the Consolidated Statements of Operations. All significant intercompany profits, transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to prior periods to conform to the current year presentation. These reclassifications had no effect on net losses for the periods previously reported.

                          WABASH NATIONAL CORPORATION

     b.  Use of Estimates

       The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that directly affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

     c.  Foreign Currency Accounting

       The financial statements of the Company's Canadian subsidiary have been translated into U.S. dollars in accordance with Financial Accounting Standards Board (FASB) Statement No. 52, Foreign Currency Translation. Assets and liabilities have been translated using the exchange rate in effect at the balance sheet date. Revenues and expenses have been translated using a weighted-average exchange rate for the period. The resulting translation adjustments are recorded as Accumulated Other Comprehensive Income (Loss) in Stockholders' Equity. Gains or losses resulting from foreign currency transactions are included in Foreign Exchange Gains and Losses, net on the Company's Consolidated Statements of Operations. The Company recorded foreign currency (gains) losses of ($5.3) million in 2003, $0 million in 2002 and $1.7 million in 2001.

       As a result of a reevaluation of the retail and distribution business, the Company concluded to close 12 locations, including two in Canada. In addition, the review resulted in management designating $30 million CDN of intercompany loans to its Canadian subsidiary as a permanent investment. Accordingly, beginning July 1, 2003 gains and losses associated with the permanent investment were charged to Accumulated Other Comprehensive Income
(Loss) on the Consolidated Balance Sheets. As of December 31, 2003, accumulated gains of $0.9 million have been recorded related to this permanent investment.

     d.  Revenue Recognition

       The Company recognizes revenue from the sale of trailers and aftermarket parts when the customer has made a fixed commitment to purchase the trailers for a fixed or determinable price, collection is reasonably assured under the Company's billing and credit terms and ownership and all risk of loss has been transferred to the buyer, which is normally upon shipment or pick up by the customer.

       The Company recognizes revenue from direct finance leases based upon a constant rate of return while revenue from operating leases is recognized on a straight-line basis in an amount equal to the invoiced rentals.

     e.  Used Trailer Trade Commitments

       The Company has commitments with certain customers to accept used trailers on trade for new trailer purchases. These commitments arise in the normal course of business related to future new trailer orders. The Company has accepted trade-ins from customers of approximately $32.8 million, $40.5 million, and $135.5 million in 2003, 2002 and 2001, respectively. As of December 31, 2003 and 2002, the Company had approximately $6.1 million and $7.0 million, respectively, of outstanding trade commitments with customers. The net realizable value of these commitments was approximately $6.1 million and $6.4 million as of December 31, 2003 and 2002, respectively. The Company's policy is to recognize losses related to these commitments, if any, at the time the new trailer revenue is recognized.

     f.  Cash and Cash Equivalents

       Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less.

                          WABASH NATIONAL CORPORATION

     g.  Accounts Receivable and Finance Contracts

       Accounts receivable and finance contracts are shown net of allowance for doubtful accounts. Accounts receivable primarily includes trade receivables. The Company records and maintains a provision for doubtful accounts for customers based upon a variety of factors including the Company's historical experience, the length of time the account has been outstanding and the financial condition of the customer. If the circumstances related to specific customers were to change, the Company's estimates with respect to the collectibility of the related accounts could be further adjusted. Provisions to the allowance for doubtful accounts are charged to General and Administrative Expenses on the Consolidated Statements of Operations. The activity in the allowance for doubtful accounts was as follows (in thousands):

                                                    YEARS ENDED DECEMBER 31,
                                                    ------------------------
                                                    2003      2002       2001
                                                    ----      ----       ----
Balance at beginning of year....................  $ 16,217   $14,481   $  3,745
  Provision.....................................       474     9,773     20,959
  Write-offs, net...............................   (12,531)   (8,037)   (10,223)
                                                  --------   -------   --------
Balance at end of year..........................  $  4,160   $16,217   $ 14,481
                                                  ========   =======   ========

     h.  Inventories

       Inventories are primarily stated at the lower of cost, determined on the first-in, first-out (FIFO) method, or market. The cost of manufactured inventory includes raw material, labor and overhead. Inventories consist of the following (in thousands):

                                                               DECEMBER 31,
                                                               ------------
                                                             2003       2002
                                                             ----       ----
Raw materials and components..............................  $24,189   $ 27,646
Work in progress..........................................    4,364     14,447
Finished goods............................................   38,198     55,523
Aftermarket parts.........................................    5,953     15,054
Used trailers.............................................   12,292     22,202
                                                            -------   --------
                                                            $84,996   $134,872
                                                            =======   ========

       The Company continually reviews the valuation of the used trailer inventory and writes down the value of individual units when the carrying value exceeds the estimated market value. Write downs amounting to $2.6 million, $5.4 million and $62.1 million were charged to Cost of Sales on the Consolidated Statement of Operations for 2003, 2002 and 2001, respectively.

     i.  Property, Plant and Equipment

       Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred, and expenditures that extend the useful life of the asset are capitalized. Depreciation is recorded using the straight-line method over the estimated useful lives of the depreciable assets. Estimated useful lives are 33 years for buildings and building improvements and range from three to 10 years for machinery and equipment. Depreciation expense on property plant and equipment was $13.4 million, $14.7 million and $16.7 million for 2003, 2002 and 2001, respectively.

                          WABASH NATIONAL CORPORATION

       Property, plant and equipment consist of the following (in thousands):

                                                              DECEMBER 31,
                                                              ------------
                                                             2003       2002
                                                             ----       ----
Land.....................................................  $ 23,376   $ 25,059
Buildings and building improvements......................    86,193     91,774
Machinery and equipment..................................   114,498    112,796
Construction in progress.................................     3,059      3,108
                                                           --------   --------
                                                            227,126    232,737
Less -- accumulated depreciation.........................   (96,532)   (87,034)
                                                           --------   --------
                                                           $130,594   $145,703
                                                           ========   ========

       In the second quarter of 2003, as part of an evaluation of certain assets of its aftermarket parts business, the Company recorded a loss on asset impairment, which included $5.1 million for property, plant and equipment. See Footnote 5 for further discussion of this impairment.

     j.  Equipment Leased to Others

       Equipment leased to others at December 31, 2003 and 2002 was $21.2 million and $100.8 million, net of accumulated depreciation of $8.9 million and $11.2 million, respectively. Additions to equipment leased to others are classified as investing activities on the Consolidated Statements of Cash Flows. The equipment leased to others is depreciated over the estimated life of the equipment or the term of the underlying lease arrangement, not to exceed 15 years, with a 20% residual value or a residual value equal to the estimated market value of the equipment at lease termination. Depreciation expense on equipment leased to others, including capital lease assets, was $6.4 million, $9.3 million and $9.6 million for 2003, 2002 and 2001, respectively.

       During the second quarter of 2003, the Company recorded an asset impairment charge of approximately $22 million on certain assets of its trailer leasing and rental business and later on September 19, 2003, completed the sale of these assets, which were included in Equipment Leased to Others on the Consolidated Balance Sheets. See Footnote 5 for further discussion of this transaction.

     k.  Goodwill

       The changes in the carrying amount of goodwill, net of accumulated amortization of $2.2 million and $1.9 million, respectively, for the years ended December 31, 2002 and 2003 are as follows (in thousands):

                                                               RETAIL AND
                                              MANUFACTURING   DISTRIBUTION    TOTAL
                                              -------------   ------------    -----
Balance as of January 1, 2002...............     $18,357        $16,183      $34,540
  Effects of foreign currency...............          --            112          112
                                                 -------        -------      -------
Balance as of December 31, 2002.............     $18,357        $16,295      $34,652
                                                 =======        =======      =======
  Effects of foreign currency...............          --          2,743        2,743
  Asset Impairment..........................          --         (1,350)      (1,350)
                                                 -------        -------      -------
Balance as of December 31, 2003.............     $18,357        $17,688      $36,045
                                                 =======        =======      =======

       The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. This standard changes the accounting for goodwill from an amortization method to an

                          WABASH NATIONAL CORPORATION
impairment-only approach and introduces a new model for determining impairment charges. The new model involves the comparing of the carrying value of the goodwill to its fair value. The Company estimates fair value based upon the present value of future cash flows. In estimating the future cash flows, the Company takes into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information. The Company completed the initial transition impairment test as of January 1, 2002 and has conducted annual impairment tests as of October 1, 2002 and 2003 and determined that no impairment of goodwill existed. The Company tests goodwill for impairment on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of a reporting unit below its carrying amount. In the second quarter of 2003, as part of an evaluation of certain assets of its aftermarket parts business, the Company recorded a loss on asset impairment, which included $1.4 million of goodwill related to its aftermarket parts business. See Footnote 5 for further discussion of this impairment.

       The following table presents, on a pro forma basis, net loss and loss per share as if SFAS No. 142 had been in effect for all years presented (in thousands, except for loss-per-share amounts).

                                                   YEARS ENDED DECEMBER 31,
                                                   ------------------------
                                                  2003       2002       2001
                                                  ----       ----       ----
Reported net loss.............................  $(57,227)  $(56,190)  $(232,168)
Goodwill amortization (net of tax)............        --         --       1,124
                                                --------   --------   ---------
Adjusted net loss.............................  $(57,227)  $(56,190)  $(231,044)
                                                ========   ========   =========
Basic and diluted loss per share:
  Reported net loss per share.................  $  (2.26)  $  (2.43)  $  (10.17)
  Goodwill amortization (net of tax) per
     share....................................        --         --        0.05
                                                --------   --------   ---------
  Adjusted net loss per share.................  $  (2.26)  $  (2.43)  $  (10.12)
                                                ========   ========   =========

     l.  Other Assets

       The Company has other intangible assets including patents and licenses, non-compete agreements and technology costs which are being amortized on a straight-line basis over periods ranging from two to 12 years. As of December 31, 2003 and 2002, the Company had gross intangible assets of $17.3 million ($4.3 million net of amortization) and $19.9 million ($6.0 million net of amortization), respectively. Amortization expense for 2003, 2002 and 2001 was $1.8 million, $2.4 million and $1.9 million, respectively, and is estimated to be $1.4 million, $0.9 million, $0.7 million, $0.5 million and $0.3 million for 2004, 2005, 2006, 2007 and 2008, respectively.

       The Company capitalizes the cost of computer software developed or obtained for internal use in accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalized software is amortized using the straight-line method over three to five years. As of December 31, 2003 and 2002, the Company had software costs, net of amortization of $2.1 million and $4.1 million, respectively. Amortization expense for 2003, 2002 and 2001 was $2.1 million, $2.2 million and $3.0 million, respectively.

     m.  Long-Lived Assets

       Long-lived assets are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever facts and circumstances indicate that the carrying amount may not be recoverable. Specifically, this process involves comparing an asset's carrying value to the estimated undiscounted future cash flows the asset is expected to generate over its remaining

                          WABASH NATIONAL CORPORATION
life. If this process were to result in the conclusion that the carrying value of a long-lived asset would not be recoverable, a write-down of the asset to fair value would be recorded through a charge to operations. Fair value is determined based upon discounted cash flows or appraisals as appropriate.

     n.  Other Accrued Liabilities

       The following table presents the major components of Other Accrued Liabilities (in thousands):

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                               ------------
                                                              2003      2002
                                                              ----      ----
Payroll and related taxes..................................  $12,980   $11,066
Warranty accruals..........................................   10,614    12,587
Accrued taxes..............................................    8,131     8,840
Self-insurance accruals....................................    7,446     6,738
All other..................................................   22,250    22,193
                                                             -------   -------
                                                             $61,421   $61,424
                                                             =======   =======

       The following table presents the changes in certain significant accruals included in Other Accrued Liabilities as follows (in thousands):

                                                          WARRANTY   SELF-INSURANCE
                                                          ACCRUALS      ACCRUALS
                                                          --------   --------------
Balance as of January 1, 2002...........................  $11,313       $  7,428
Accruals................................................    7,951         19,767
Payments................................................   (6,677)       (20,457)
                                                          -------       --------
Balance as of December 31, 2002.........................  $12,587       $  6,738
Accruals................................................    6,310         23,728
Payments................................................   (8,283)       (23,020)
                                                          -------       --------
Balance as of December 31, 2003.........................  $10,614       $  7,446
                                                          =======       ========

       The Company's warranty policy generally provides coverage for components of the trailer the Company produces or assembles. Typically, the coverage period is five years. The Company's policy is to accrue the estimated cost of warranty coverage at the time of the sale.

       The Company is self-insured up to specified limits for medical and workers' compensation coverage. The self-insurance reserves have been recorded to reflect the undiscounted estimated liabilities, including claims incurred but not reported, as well as catastrophic claims as appropriate.

       The Company recognizes a loss contingency for used trailer residual commitments for the difference between the equipment's purchase price and its fair market value when it becomes probable that the purchase price at the guarantee date will exceed the equipment's fair market value at that date.

     o.  Income Taxes

       The Company determines its provision or benefit for income taxes under the asset and liability method. The asset and liability method measures the expected tax impact at current enacted rates of future taxable income or deductions resulting from differences in the tax and financial reporting basis of assets and liabilities reflected in the Consolidated Balance Sheets. Future tax benefits of tax losses and

                          WABASH NATIONAL CORPORATION
credit carryforwards are recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes there is uncertainty as to their realization.

     p.  Stock-Based Compensation

       The Company follows APB No. 25, Accounting for Stock Issued to Employees, in accounting for its stock options and, accordingly, no compensation cost has been recognized for stock options in the consolidated financial statements. However, SFAS No. 123, Accounting for Stock-Based Compensation, as amended requires pro forma presentation as if compensation costs had been expensed under the fair value method. For purposes of pro forma disclosure, the estimated fair value of the options at the date of grant is amortized to expense over the vesting period. Additional information regarding stock-based compensation is included in Footnote 13. The following table illustrates the effect on net loss and loss per share as if compensation expense had been recognized (in thousands, except for loss-per-share amounts):

                                                   YEARS ENDED DECEMBER 31,
                                                   ------------------------
                                                  2003       2002       2001
                                                  ----       ----       ----
Reported net loss.............................  $(57,227)  $(56,190)  $(232,168)
Stock-based compensation expense (net of
  tax)........................................    (2,445)    (1,671)     (1,871)
                                                --------   --------   ---------
Adjusted net loss.............................  $(59,672)  $(57,861)  $(234,039)
                                                ========   ========   =========
Basic and diluted loss per share:
  Reported net loss per share.................  $  (2.26)  $  (2.43)  $  (10.17)
  Stock-based compensation expense (net of
     tax) per share...........................     (0.10)     (0.07)      (0.08)
                                                --------   --------   ---------
  Adjusted net loss per share.................  $  (2.36)  $  (2.50)  $  (10.25)
                                                ========   ========   =========

     q.  New Accounting Pronouncements

         Variable Interest Entities

       In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company has evaluated its financial arrangements that had potential FIN 46 impact and determined that none of these arrangements are with a VIE and that the adoption has no impact on its consolidated results of operations, financial position or liquidity.

         Derivatives

       In April 2003, the FASB issued Statement of Financial Accounting (SFAS) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, by requiring contracts with similar characteristics to be accounted for comparably. The adoption of SFAS No. 149, effective for contracts entered into or modified after June 30, 2003, did not have a material effect on financial position, results of operations, or cash flow.

                          WABASH NATIONAL CORPORATION

         Financial Instruments

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 may require that those instruments be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the interim period beginning after June 15, 2003. The Company currently has no such instruments.

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

       SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information for certain financial instruments. The differences between the carrying amounts and the estimated fair values, using the methods and assumptions listed below, of the Company's financial instruments at December 31, 2003, and 2002 were immaterial, with the exception of the Senior Convertible Notes.

       Cash and Cash Equivalents, Accounts Receivable and Accounts Payable. The carrying amounts reported in the Consolidated Balance Sheets approximate fair value.

       Long-Term Debt. The fair value of long-term debt, including the current portion, is estimated based on current quoted market prices for similar issues or debt with the same maturities. The interest rates on the Company's bank borrowings under its Bank Facility are adjusted regularly to reflect current market rates. The estimated fair value of the Company's Senior Convertible Notes, based on market quotes, is approximately $214 million compared to a carrying value of $125 million as of December 31, 2003. The carrying values of the remainder of the Company's long-term borrowings approximate fair value.

       Foreign Currency Forward Contracts. As of December 31, 2003, the Company has $3.9 million in outstanding foreign currency forward contracts that are not in a material gain or loss position.

4.  RESTRUCTURING AND OTHER RELATED CHARGES

     a.  2001 Restructuring Plan

       In 2001, the Company recorded restructuring and other related charges totaling $40.5 million primarily related to the closure of the Company's flatbed trailer manufacturing facility in Huntsville, Tennessee, and its dry van facility in Fort Madison, Iowa. In addition, the Company closed a parts distribution facility in Montebello, California. In 2002, additional charges totaling $1.6 million were recorded for asset impairment of the aforementioned manufacturing facilities. The provisions were fully utilized by December 31, 2002. During 2003, the Company recorded an additional asset impairment charge of $0.5 million on the Huntsville, Tennessee property which is included in Other, net on the Consolidated Statements of Operations.

       The Company continues to pursue the disposal of the two manufacturing facilities. The assets have an estimated fair market value of $4.2 million and $4.7 million as of December 31, 2003 and 2002, respectively, and are classified in Prepaid Expenses and Other on the Consolidated Balance Sheets. Depreciation has been discontinued on the assets pending their disposal. In accordance with SFAS No. 144, the Company continues to review the assets for potential impairment and appropriate classification as assets held for sale.

     b.  2000 Restructuring Plan

       In December 2000, the Company recorded restructuring and other related charges totaling $46.6 million, $40.8 million as a component of Income from Operations and $5.8 million as Other Income

                          WABASH NATIONAL CORPORATION

(Expense), primarily related to the Company's exit from manufacturing products for export to markets outside of North America, international leasing and financing activities and the consolidation of certain domestic operations.

       The Company continues to pursue the sale of the Sheridan, Arkansas facility, which had a fair market value of $0.8 million at December 31, 2003 and 2002, and is classified in Prepaid Expenses and Other on the Consolidated Balance Sheets. In accordance with SFAS No. 144, the Company continues to review the assets for potential impairment and appropriate classification as an asset held for sale.

       In January 2002, the Company completed its divestiture of ETZ, which resulted in the Company increasing its restructuring reserve by $1.4 million to recognize the assumption of certain financial guarantees.

       Details of the restructuring charges and reserve for the 2000 Restructuring Plan are as follows (in thousands):

                                                             UTILIZED
                               ORIGINAL    ADDITIONAL        --------         BALANCE
                               PROVISION   PROVISION    2000-2002    2003     12/31/03
                               ---------   ----------   ---------    ----     --------
Restructuring of
  majority-owned operations:
  Impairment of long-lived
     assets..................   $20,819      $  227     $(21,046)   $    --    $   --
  Loss related to equipment
     guarantees..............     8,592          --       (2,902)    (3,179)    2,511
  Write-down of other assets
     & other charges.........     6,927          --       (5,941)      (561)      425
                                -------      ------     --------    -------    ------
                                 36,338         227      (29,889)    (3,740)    2,936
                                -------      ------     --------    -------    ------
Restructuring of minority
  interest operations:
  ETZ equity interest........     5,832          --       (5,832)        --        --
  Financial guarantees.......        --       1,381         (307)       159     1,233
                                -------      ------     --------    -------    ------
                                  5,832       1,381       (6,139)       159     1,233
                                -------      ------     --------    -------    ------
Inventory write-down and
  other charges..............     4,480          --       (4,480)        --        --
                                -------      ------     --------    -------    ------
Total restructuring and other
  related charges............   $46,650      $1,608     $(40,508)   $(3,581)   $4,169
                                =======      ======     ========    =======    ======

       The Company's total restructuring reserves were $4.2 million and $7.8 million at December 31, 2003 and 2002, respectively. These reserves are included in Other Accrued Liabilities on the Consolidated Balance Sheets. During 2003, the Company was required to fund $3.1 million of guarantees and has been notified that an additional $1.2 million will be required in early 2004. The Company anticipates that these reserves will be adequate to cover the remaining charges to be incurred through 2004, which is the anticipated completion date for this restructuring plan.

5.  DIVESTITURES

     a.  ETZ

       In January 2002, the Company completed the divestiture of its equity interest in Europaische Trailerzug Beteiligungsgessellschaft mbH (ETZ). During 2001, the Company recognized approximately

                          WABASH NATIONAL CORPORATION

$7.7 million for its share of ETZ losses which is recorded as Equity in Losses of Unconsolidated Affiliate on the accompanying Consolidated Statements of Operations.

     b.  Asset Sale

       In September 2003, the Company completed the sale of a portion of its trailer leasing and finance operations and a portion of its aftermarket parts distribution operations for approximately $53.5 million in cash. The principal assets sold consisted of tangible assets (i.e., accounts receivable, inventory and equipment held for lease), relationships with a specific subset of the Company's customers and a portion of the Company's Retail and Distribution business. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company has not reflected these sales as discontinued operations as only a portion of a component was sold, the Company will continue to generate cash flows from these components and the Company will continue to be involved in the operations of the disposed assets through, among other things, purchase and supply agreements. Net proceeds from the sale were used to repay a portion of the Company's outstanding indebtedness. Loss on the disposition amounted to $29.3 million, including a $28.5 million asset impairment charge recorded in the second quarter of 2003 to recognize that estimated cash flows were insufficient to support the carrying value. The additional $0.8 million loss was derived as follows (in thousands):

Assets sold.................................................  $52,801
Transaction costs...........................................    1,503
Less proceeds...............................................   53,479
                                                              -------
                                                              $   825
                                                              =======

       The pro forma impact of the asset sale is presented in Footnote 20.

     c.  Finance Portfolio Sale

       In the fourth quarter of 2003, the Company completed the sale of a large portion of the remaining finance contracts in its finance portfolio. Proceeds approximated $12.2 million and resulted in a charge of approximately $4.1 million, reflecting the Company's loss on the sale, including $0.9 million for debt extinguishment charges.

6.  PER SHARE OF COMMON STOCK

       Per share results have been computed based on the average number of common shares outstanding. The computation of basic and diluted loss per share is determined using net loss applicable to common stockholders as the numerator and the number of shares included in the denominator as follows (in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                        2003     2002     2001
                                                        ----     ----     ----
Average shares outstanding basic.....................  25,778   23,791   23,006
  Options............................................      --       --       --
  Preferred Stock....................................      --       --       --
                                                       ------   ------   ------
Average shares outstanding diluted...................  25,778   23,791   23,006
                                                       ======   ======   ======

       Average shares outstanding diluted exclude the antidilutive effects of convertible preferred stock and redeemable stock options totaling approximately
1.1 million shares, 850,000 shares and 1.2 million shares in 2003, 2002 and 2001, respectively.

                          WABASH NATIONAL CORPORATION

       Effective January 1, 2004, 6.5 million shares from the Convertible Notes will be included in the calculation of diluted per share amounts having met the criteria. See Footnote 11 for a discussion of the Convertible Notes.

7.  EQUIPMENT LEASED TO OTHERS

       The Company has equipment on lease under both short-term and long-term lease arrangements with its customers. This equipment includes trailers manufactured by the Company and used trailers acquired on trade. Equipment on short-term lease represents lease contracts that are less than one year and typically run month-to-month, while long-term leases have terms ranging from one to five years in duration. Items being leased include both Company-owned equipment, which is reflected on the Consolidated Balance Sheets, as well as equipment that was sold by the Company and then simultaneously leased back to the Company which are accounted for as operating leases.

     a.  Equipment On Balance Sheet

       The Company's equipment leased to others, net was approximately $21.2 million and $100.8 million at December 31, 2003 and 2002, respectively.

       Impairment charges related to this equipment amounting to $22.0 million, $2.0 million and $10.5 million were recorded in 2003, 2002 and 2001, respectively. These charges were determined based upon the Company's estimate of the equipment's fair value.

       The future minimum lease payments to be received by the Company under these lease transactions as of December 31, 2003 are as follows (in thousands):

                                                              RECEIPTS
                                                              --------
2004........................................................   $1,437
2005........................................................    1,095
2006........................................................    1,095
2007........................................................    1,095
2008........................................................    1,095
Thereafter..................................................    1,275
                                                               ------
                                                               $7,092
                                                               ======

     b.  Equipment Off Balance Sheet

       In certain situations, the Company sold equipment leased to others to independent financial institutions and simultaneously leased the equipment back under operating leases. All of this equipment had been subleased to customers under long-term arrangements, typically five years. In December 2003, all remaining sublease arrangements were sold to a third party as discussed further in Footnote 5, and the residual leaseback obligations were paid off. Rental payments made by the Company totaled $1.3 million, $1.3 million and $4.9 million during 2003, 2002 and 2001, respectively.

8.  CAPITAL LEASES

       In conjunction with the asset sale discussed in Footnote 5, the remaining capital lease obligations were paid off. Assets recorded under capital lease arrangements included in Equipment Leased to Others, net were $43.6 million in 2002 and none in 2003. Accumulated depreciation recorded on leased assets at December 31, 2002 was $2.1 million. Depreciation expense recorded on leased assets in 2003 and 2002 was $1.6 million and $2.2 million, respectively.

                          WABASH NATIONAL CORPORATION

       In April 2002, a sale and leaseback facility with an independent financial institution related to its rental equipment was amended which resulted in a new lease. Rent expense related to this lease was approximately $9.2 million in 2001. In accordance with SFAS No. 13, Accounting for Leases, the new lease was accounted for as a capital lease. The $23.0 million difference between the unamortized lease value ($65.2 million) and the fair value of the leased equipment ($42.2 million) was recorded as a charge to Cost of Sales in the Consolidated Statement of Operations for the year ended December 31, 2001. As of December 31, 2002, the Company had $36.1 million of equipment financed and $50.1 million under the capital lease obligation for this facility.

       During the fourth quarter of 2002, sale and leaseback arrangements with independent financial institutions related to certain of its other rental equipment were amended, resulting in new leases. Rent expense related to these leases was approximately $4.3 million in 2002 and $4.4 million in 2001. In accordance with SFAS No. 13, the new leases have been accounted for as capital leases with the unamortized lease value and the fair value of leased equipment reflected in the Consolidated Balance Sheets as of December 31, 2002. The $7.2 million difference between the unamortized lease value ($14.7 million) and the fair value of the leased equipment ($7.5 million) was recorded as a charge to Cost of Sales in the Consolidated Statements of Operations with $4.4 million being recorded as a loss contingency as of December 31, 2001, and the remaining $2.8 million being recorded in 2002. The capital lease obligation of this equipment was paid off in the fourth quarter of 2003.

       During the second quarter of 2002, the decision was made to dispose of the Company airplane which was accounted for as a capital lease in accordance with SFAS No. 13. In accordance with SFAS No. 144, the capital lease asset was written down to fair market value and reclassified, as an asset held for sale, to Prepaid Expenses and Other in the Consolidated Balance Sheets. Adjustments to reduce the fair value of the aircraft of $1.1 million and $0.8 million were recognized in the second and third quarters of 2002, respectively, as charges to General and Administrative Expense in the Consolidated Statements of Operations. The airplane was sold in December 2002, and the remaining lease liability of $11.3 million was paid off.

9.  OTHER LEASE ARRANGEMENTS

     a.  Equipment Financing

       The Company has entered into agreements for the sale and leaseback of certain production equipment at its manufacturing locations. As of December 31, 2003, the unamortized lease values related to these agreements are approximately $11.9 million. Under these agreements, the initial lease terms expired during 2001. The Company elected to renew these agreements and anticipates renewing them through their maximum lease terms (2004-2008). Future minimum lease payments related to these arrangements are $4.2 million, $2.5 million, $2.3 million, $1.5 million and $1.4 million for 2004, 2005, 2006, 2007 and 2008, respectively. The end of term residual guarantees and purchase options are $2.4 million and $3.6 million, respectively. These agreements contain no financial covenants; however, they do contain non-financial covenants including cross default provisions which could be triggered if the Company is not in compliance with covenants in other debt or leasing arrangements.

       Total rent expense for these leases in 2003, 2002 and 2001 were $4.2 million, $4.4 million and $4.1 million, respectively.

                          WABASH NATIONAL CORPORATION

     b.  Other Lease Commitments

       The Company leases office space, manufacturing, warehouse and service facilities and equipment under operating leases, the majority of which expire through 2006. Future minimum lease payments required under these other lease commitments as of December 31, 2003 are as follows (in thousands):

                                                              AMOUNTS
                                                              -------
2004........................................................  $1,930
2005........................................................   1,376
2006........................................................     789
2007........................................................     378
2008........................................................     146
Thereafter..................................................      52
                                                              ------
                                                              $4,671
                                                              ======

       Total rental expense under operating leases was $4.0 million, $5.4 million and $5.8 million for 2003, 2002 and 2001, respectively.

10.  FINANCE CONTRACTS

       The Company previously provided financing for the sale of new and used trailers to its customers. The Company no longer originates finance contracts. The financing is principally structured in the form of finance leases, typically for a five-year term.

       Finance Contracts, as shown on the accompanying Consolidated Balance Sheets, are as follows (in thousands):

                                                               DECEMBER 31,
                                                               ------------
                                                              2003      2002
                                                              ----      ----
Lease payments receivable..................................  $11,439   $34,817
Estimated residual value...................................      801     5,636
                                                             -------   -------
                                                              12,240    40,453
Unearned finance charges...................................   (1,479)   (6,881)
                                                             -------   -------
                                                              10,761    33,572
Other, net.................................................      121    (1,556)
                                                             -------   -------
                                                              10,882    32,016
Less: current portion......................................   (4,727)   (9,528)
                                                             -------   -------
                                                             $ 6,155   $22,488
                                                             =======   =======

       Other, net at December 31, 2002 includes an asset of $0.9 million related to the sale of certain finance contracts. In addition, other, net at December 31, 2002 included $2.5 million for loss contingencies on finance contracts recorded as charges to General and Administrative Expenses on the Company's

                          WABASH NATIONAL CORPORATION

Consolidated Statements of Operations. The future minimum lease payments to be received from finance contracts as of December 31, 2003 are as follows (in thousands):

                                                              AMOUNTS
                                                              -------
2004........................................................  $ 5,561
2005........................................................    2,957
2006........................................................    2,661
2007........................................................      230
2008........................................................       30
Thereafter..................................................       --
                                                              -------
                                                              $11,439
                                                              =======

11.  DEBT

     a.  Long-term debt consists of the following (in thousands):

                                                              DECEMBER 31,
                                                              ------------
                                                             2003       2002
                                                             ----       ----
Bank Revolver (due 2006).................................  $ 60,358   $     --
Bank Term Loan (due 2006)................................    36,766         --
Senior Convertible Notes (due 2008)......................   125,000         --
Other Notes Payable (3.0% -- 7.25%, due 2004-2006).......     5,192     16,962
Bank Term Loan...........................................        --     75,273
Series A and C-I Senior Notes............................        --    182,047
Make Whole and Deferral Fee Notes........................        --      7,722
                                                           --------   --------
                                                           $227,316   $282,004
  Less: Current maturities...............................    (7,337)   (42,961)
                                                           --------   --------
                                                           $219,979   $239,043
                                                           ========   ========

     b. Maturities of long-term debt at December 31, 2003, are as follows (in thousands):

                                                               AMOUNTS
                                                               -------
2004........................................................   $  7,337
2005........................................................      9,031
2006........................................................     85,948
2007........................................................         --
2008........................................................    125,000
Thereafter..................................................         --
                                                               --------
                                                               $227,316
                                                               ========

     c.  Debt Refinancing

       On August 1, 2003, the Company completed the sale of $125 million of 3.25% five-year senior unsecured convertible notes (convertible notes), which are currently convertible into approximately 6.5 million shares of the Company's common stock. The Company used the net proceeds to repay a portion of its outstanding indebtedness. The convertible notes have a conversion price of $19.20 or a rate

                          WABASH NATIONAL CORPORATION
of 52.0833 shares per $1,000 principal amount of note. The convertible notes bear interest at 3.25% per annum payable semi-annually on February 1 and August
1. If not converted, the balance is due on August 1, 2008. Costs associated with the transaction amounted to approximately $4.2 million and are being amortized over the term of the convertible notes.

       On September 23, 2003, the Company entered into a $222.1 million three-year asset-based loan that includes a $47.1 million term loan (bank term loan) and a $175 million revolver (bank revolver). The new financing replaced the existing Trade Receivables Facility, Bank and Senior Series Notes.

       The bank term loan is secured by the Company's property, plant and equipment. The bank revolver is secured by inventory and accounts receivable and the amount available to borrow varies in relation to the balances of those accounts among other things, as defined in the agreements.

       Interest on the bank term loan is variable, based on the London Interbank Offer Rate (LIBOR) plus 300 basis points, decreasing to 275 basis points after six months, or the bank's alternative rate, as defined in the agreement. Interest on the bank revolver is at LIBOR plus 275 basis points, decreasing to 250 basis points after six months or the bank's alternative rate, as defined in the agreement. The Company pays a commitment fee on the unused portion of the facility at a rate of 37.5 basis points per annum. Costs associated with the transaction amounted to approximately $4.4 million and are being amortized over the term of the loan. All interest and fees are paid monthly. The rate in effect at December 31, 2003 was 4.75% for the revolver and 5.00% for the term loan, based on the bank's alternative rate.

       The term loan requires a $5.0 million payment on January 1, 2004 and quarterly principal payments of $1.7 million commencing on January 1, 2004, with the balance due on September 23, 2006. The January 1, 2004 payments were made on December 31, 2003. The revolver is due on September 23, 2006. Beginning in March 2005, excess cash flow, as defined, is required to be used to reduce term loan indebtedness.

       The debt refinancing resulted in a loss on debt extinguishment of approximately $18.9 million, including prepayment penalties, payment deferral fees and the write-off of previously deferred debt costs.

     d.  Covenants

       The bank term loan and revolver contain covenants that require, among other things, minimum fixed charge coverage and maximum senior debt to EBITDA coverage. Also, the agreement places limits on capital expenditures and additional borrowings and prohibits the payment of dividends on its common stock. As of December 31, 2003, the Company was in compliance with its financial covenants.

12.  STOCKHOLDERS' EQUITY

     a.  Capital Stock

       On December 29, 2003, the Company converted its issued and outstanding shares of Series B 6% Cumulative Convertible Exchangeable Preferred Stock (Series B Stock) into approximately 823,300 shares, including 1,916 from accrued and unpaid dividends, of the Company's common stock. The Series B Stock converted into common stock at the rate of approximately 2.3 shares of common stock for each full share of Series B Stock based on the conversion price of $21.375.

       In September 2002, the Company converted its Series C Preferred Stock, along with accrued and unpaid dividends and applicable interest, into approximately 2.6 million shares of the Company's common stock.

                          WABASH NATIONAL CORPORATION

       As of December 31, 2003 and 2002, the Company had 300,000 shares of Series A Junior Participating Preferred Shares authorized with no shares issued and outstanding.

       The Board of Directors has the authority to issue up to 25 million shares of unclassified preferred stock and to fix dividends, voting and conversion rights, redemption provisions, liquidation preferences and other rights and restrictions.

     b.  Stockholders' Rights Plan

       In November 1995, our Board of Directors adopted a Stockholders' Rights Plan (the "Rights Plan"). The Rights Plan is designed to deter coercive or unfair takeover tactics in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of Wabash on terms that are favorable and fair to all stockholders and will not interfere with a merger approved by the Board of Directors. Each right entitles stockholders to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $120. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 20% or more of our Common Stock or if we enter into other business combination transactions not approved by the Board of Directors. In the event the rights become exercisable, the rights plan allows for our stockholders to acquire stock of Wabash or the surviving corporation, whether or not Wabash is the surviving corporation having a value twice that of the exercise price of the rights. The rights will expire December 28, 2005 or are redeemable for $0.01 per right by our Board under certain circumstances.

13.  STOCK-BASED INCENTIVE PLANS

     a.  Stock Option and Stock Related Plans

       The Company has stock incentive plans that provide for the issuance of stock appreciation rights (SAR) and the granting of common stock options to officers and other eligible employees.

       SARs. During 2001, the Company adopted a SAR Plan giving eligible participants the right to receive, upon exercise thereof, the excess of the fair market value of one share of stock on the date of exercise over the exercise price of the SAR as determined by the Company. All SARs granted expire ten years after the date of grant.

       The Company had granted 130,000 SARs in 2001 that were terminated in 2002. No SARs were granted by the Company in 2002 or 2003. During 2001 and 2002, expense related to SARs was not material.

       Restricted Stock. From time-to-time, the Company has granted to certain key employees and outside directors shares of the Company's stock to be earned over time. These shares are granted at par value and recorded at the market price on the date of grant with an offsetting balance representing the unearned portion. These grants have been made under the 2000 Stock Option Plan. The grants generally vest over periods ranging from one to three years. As of December 31, 2003, there were 55,467 shares of restricted stock grants outstanding and not fully vested with an unearned balance of $0.3 million included in additional paid-in-capital. In 2003, the Company recorded amortization expense of $0.2 million related to restricted stock.

       Stock Options. The Company has two non-qualified stock option plans (the 1992 and 2000 Stock Option Plans) which allow eligible employees to purchase shares of common stock at a price not less than market price at the date of grant. Under the terms of the Stock Option Plans, up to an aggregate of 3,750,000 shares are reserved for issuance, subject to adjustment for stock dividends, recapitalizations and the like. Options granted to employees under the Stock Option Plans generally become exercisable in annual installments over three years for options granted under the 2000 Plan and five years for options

                          WABASH NATIONAL CORPORATION
granted under the 1992 Plan. Options granted to non-employee directors of the Company are fully vested on the date of grant and are exercisable six months thereafter. All options granted expire ten years after the date of grant.

       A summary of stock option activity and weighted-average exercise prices for the periods indicated are as follows:

                                                      NUMBER OF   WEIGHTED-AVERAGE
                                                       OPTIONS     EXERCISE PRICE
                                                      ---------   ----------------
Outstanding at December 31, 2000....................  1,919,625        $19.59
  Granted...........................................     89,500          9.47
  Exercised.........................................         --            --
  Cancelled.........................................   (231,400)        16.79
                                                      ---------        ------
Outstanding at December 31, 2001....................  1,777,725         19.39
  Granted...........................................    375,000         10.01
  Exercised.........................................    (11,168)         7.38
  Cancelled.........................................   (294,981)        17.37
                                                      ---------        ------
Outstanding at December 31, 2002....................  1,846,576         17.93
  Granted...........................................    953,250          8.46
  Exercised.........................................   (360,114)        13.34
  Cancelled.........................................   (563,360)        25.16
                                                      ---------        ------
Outstanding at December 31, 2003....................  1,876,352        $11.83
                                                      =========        ======

       The following table summarizes information about stock options outstanding at December 31, 2003:

                                WEIGHTED    WEIGHTED                 WEIGHTED
                                 AVERAGE    AVERAGE      NUMBER      AVERAGE
    RANGE OF        NUMBER      REMAINING   EXERCISE   EXERCISABLE   EXERCISE
EXERCISE PRICES   OUTSTANDING     LIFE       PRICE     AT 12/31/03    PRICE
---------------   -----------   ---------   --------   -----------   --------
$6.68 to $10.01    1,454,652    8.9 yrs.     $ 8.63       85,069      $ 8.45
$10.02 to $13.35       4,500    7.4 yrs.     $12.95        4,500      $12.95
$13.36 to $16.69      58,200    4.9 yrs.     $15.35       58,200      $15.35
$16.70 to $20.03      32,150    3.0 yrs.     $18.91       32,150      $18.91
$20.04 to $23.36     209,350    4.7 yrs.     $21.77      163,700      $21.84
$26.70 to $30.04      85,000    3.3 yrs.     $28.75       85,000      $28.75
$30.05 to $33.38      32,500    1.4 yrs.     $33.38       32,500      $33.38

       Using the Black-Scholes option valuation model, the estimated fair values of options granted during 2003, 2002 and 2001 were $4.61, $5.67 and $5.20 per option, respectively. Principal assumptions used in applying the Black-Scholes model were as follows:

BLACK-SCHOLES MODEL ASSUMPTIONS                        2003      2002      2001
-------------------------------                        ----      ----      ----
Risk-free interest rate.............................     4.02%     5.11%     5.07%
Expected volatility.................................    53.50%    49.40%    45.58%
Expected dividend yield.............................     1.30%     1.26%     1.26%
Expected term.......................................  10 yrs.   10 yrs.   10 yrs.

                          WABASH NATIONAL CORPORATION

     b.  Other Stock Plans

       The 1993 Employee Stock Purchase Plan enabled eligible employees of the Company to purchase shares of the Company's $0.01 par value common stock. Employees may contribute up to 15% of their eligible compensation toward the semi-annual purchase of common stock. The purchase price is based on the fair market value of the common stock on the date of purchase. No compensation expense is recorded in connection with the plan. During 2002, 5,312 shares were issued to employees at an average price of $8.88 per share. The plan was discontinued effective December 31, 2002.

       The Company has a Stock Bonus Plan (the "Bonus Plan"). Under the terms of the Bonus Plan, common stock may be granted to employees under terms and conditions as determined by the Board of Directors. During 2003 and 2002, 6,370 and 10,300 shares, respectively, were issued to employees at an average price of $11.58 and $8.64, respectively. The expense associated with the grants is recognized when the shares are granted and amounted to $74,000, $89,000 and $27,000 in 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002, there were 460,010 and 466,380 shares, respectively, available for offering under the Bonus Plan.

14.  EMPLOYEE 401(K) SAVINGS PLAN

       Substantially all of the Company's employees are eligible to participate in a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code. The Plan provides for the Company to match, in cash, a percentage of each employee's contributions up to certain limits. On January 1, 2003, Plan amendments went into effect that among other things increased the potential Company matching contribution and changed the vesting period of those contributions. The Plan was also amended to be a Safe Harbor Plan and thus subject to those restrictions. The Company's matching contribution and related expense for the plan was approximately $2.6 million, $1.0 million and $1.0 million for 2003, 2002 and 2001, respectively.

15.  SUPPLEMENTAL CASH FLOW INFORMATION

       Selected cash payments and non-cash activities were as follows (in thousands):

                                                            DECEMBER 31,
                                                            ------------
                                                      2003     2002      2001
                                                      ----     ----      ----
Non-cash transactions:
  Capital lease obligation incurred................  $   --   $14,731   $77,363
  Purchase option exercised related to equipment
     guarantees....................................   6,746        --    13,825
  Receivable Securitization Facility...............      --        --    17,700
  Acquisitions, net of cash acquired:
     Fair value of assets acquired.................      --        --    59,012
     Liabilities assumed...........................      --        --   (52,676)
                                                     ------   -------   -------
       Net cash paid...............................  $   --   $    --   $(6,336)
                                                     ======   =======   =======

                          WABASH NATIONAL CORPORATION

16.  INCOME TAXES

     a.  Income Tax (Benefit) Provision

       The consolidated income tax (benefit) provision for 2003, 2002 and 2001 consists of the following components (in thousands):

                                                     2003      2002       2001
                                                     ----      ----       ----
Current:
  U.S. Federal.....................................  $ --    $(13,789)  $(27,597)
  Foreign..........................................    --         979       (819)
  State............................................    --      (2,468)        --
Deferred...........................................    --          --    (14,441)
                                                     -----   --------   --------
Total consolidated provision (benefit).............  $ --    $(15,278)  $(42,857)
                                                     =====   ========   ========

       The Company's effective tax rate differed from the U.S. Federal statutory rate of 35% as follows:

                                                  2003       2002       2001
                                                  ----       ----       ----
Pretax book loss..............................  $(57,227)  $(71,468)  $(275,025)
  Federal tax benefit at 35% statutory rate...   (20,029)   (25,014)    (96,259)
  State and local income taxes................               (1,604)       (554)
  Foreign income taxes -- rate differential...                   --        (142)
  Valuation allowance.........................    18,857     12,706      55,305
  Other.......................................     1,172     (1,366)     (1,207)
                                                --------   --------   ---------
Total income tax expense/(benefit)............  $     --   $(15,278)  $ (42,857)
                                                ========   ========   =========

     b.  Deferred Taxes

       Deferred income taxes are primarily due to temporary differences between financial and income tax reporting for the depreciation of property, plant and equipment and equipment under lease, the recognition of income from assets under finance leases, charges the Company recorded in 2003, 2002 and 2001 related to the restructuring of certain operations, and tax credits and losses carried forward.

       The Company has a federal tax net operating loss carryforward of approximately $250 million, which will expire beginning in 2022, if unused, and which may be subject to other limitations under IRS rules. The Company has various tax credit carryforwards which will expire beginning in 2013, if unused. Under SFAS No. 109, Accounting for Income Taxes, deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has determined that a valuation allowance is necessary and, accordingly, has recorded a valuation allowance for all deferred tax assets as of December 31, 2003 and 2002, respectively. In future periods, the Company will evaluate the income tax valuation allowance and adjust (reduce) the allowance when management has determined that impairment to realizability of the related deferred tax assets, or a portion thereof, has been removed.

                          WABASH NATIONAL CORPORATION

       The components of deferred tax assets and deferred tax liabilities as of December 31, 2003 and 2002 were as follows (in thousands):

                                                            2003        2002
                                                            ----        ----
Deferred tax (assets):
  Rentals on finance leases.............................  $      --   $(22,998)
  Leasing difference....................................         --    (11,989)
  Operations restructuring..............................    (22,852)   (26,799)
  Tax credits and loss carryforwards....................   (104,814)   (53,360)
  Other.................................................    (52,328)   (85,280)
Deferred tax liabilities:
  Book-tax basis differences -- property, plant and
     equipment..........................................     68,979     73,557
  Earned finance charges on finance leases..............         --     10,770
  Other.................................................     24,147     48,088
                                                          ---------   --------
Net deferred tax liability/(asset), before valuation
  allowance.............................................  $ (86,868)  $(68,011)
                                                          ---------   --------
Valuation allowance.....................................  $  86,868   $ 68,011
                                                          ---------   --------
Net deferred tax asset..................................  $      --   $     --
                                                          =========   ========

17.  COMMITMENTS AND CONTINGENCIES

     a.  Litigation

       Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company arising in the ordinary course of business, including those pertaining to product liability, labor and health related matters, successor liability, environmental and possible tax assessments. While the amounts claimed could be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are currently pending or asserted will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

         Brazil Joint Venture

       In March 2001, Bernard Krone Industria e Comercio de Maquinas Agricolas Ltda. ("BK") filed suit against the Company in the Fourth Civil Court of Curitiba in the State of Parana, Brazil. This action seeks recovery of damages plus pain and suffering. Because of the bankruptcy of BK, this proceeding is now pending before the Second Civil Court of Bankruptcies and Creditors Reorganization of Curitiba, State of Parana (No.232/99).

       This case grows out of a joint venture agreement between BK and the Company, which was generally intended to permit BK and the Company to market the RoadRailer(R) trailer in Brazil and other areas of South America. When BK was placed into the Brazilian equivalent of bankruptcy late in 2000, the joint venture was dissolved. BK subsequently filed its lawsuit against the Company alleging among other things that it was forced to terminate business with other companies because of the exclusivity and non-compete clauses purportedly found in the joint venture agreement. In its complaint, BK asserts that it has been damaged by these alleged wrongs by the Company in the approximate amount of $8.4 million.

       The Company answered the complaint in May 2001, denying any wrongdoing. The Company believes that the claims asserted against it by BK are without merit and intends to defend itself vigorously

                          WABASH NATIONAL CORPORATION
against those claims. The Company believes that the resolution of this lawsuit will not have a material adverse effect on its financial position, liquidity or future results of operations; however, at this early stage of the proceeding, no assurance can be given as to the ultimate outcome of the case.

         Environmental

       In October 2003, the Company reached a verbal agreement with federal officials to resolve a federal environmental investigation related to its Huntsville, Tennessee facility. The plea agreement includes payment of a $0.4 million fine and a plea to two misdemeanor violations of the Clean Water Act. The parties expect to submit the agreement to the court for resolution in the near future. The expected resolution of this matter does not have a material impact on the Company's financial position, liquidity or future results of operations.

       In September 2003, the Company was noticed as a potentially responsible party (PRP) by the United States Environmental Protection Agency pertaining to the Motorola 52nd Street, Phoenix, Arizona Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. PRPs include current and former owners and operators of facilities at which hazardous substances were disposed of. EPA's allegation that the Company was a PRP arises out of the operation of a former branch facility located approximately five miles from the original site. The Company does not expect that these proceedings will have a material adverse effect on the Company's financial condition or results of operations.

     b.  Environmental

       The Company generates and handles certain material, wastes and emissions in the normal course of operations that are subject to various and evolving federal, state and local environmental laws and regulations.

       The Company assesses its environmental liabilities on an on-going basis by evaluating currently available facts, existing technology, presently enacted laws and regulations as well as experience in past treatment and remediation efforts. Based on these evaluations, the Company estimates a lower and upper range for the treatment and remediation efforts and recognizes a liability for such probable costs based on the information available at the time. As of December 31, 2003, the Company was not aware of any of its branch or manufacturing locations where remediation activities would be required in its current state and usage and therefore has no reserves. The $0.9 million environmental reserve at December 31, 2002 was related to sites disposed of in 2003.

     c.  Used Trailer Restoration Program

       During 1999, the Company reached a settlement with the IRS related to federal excise tax on certain used trailers restored by the Company during 1996 and 1997. The Company has continued the restoration program with the same customer since 1997. The customer has indemnified the Company for any potential excise tax assessed by the IRS for years subsequent to 1997. As a result, the Company has recorded a liability and a corresponding receivable of approximately $9.0 and $8.6 million in the accompanying Consolidated Balance Sheets at December 31, 2003 and 2002, respectively. During 2001, the IRS completed its federal excise tax audit of 1999 and 1998 resulting in an assessment of approximately $5.4 million. The Company believes it is fully indemnified for this liability and that the related receivable is fully collectible.

                          WABASH NATIONAL CORPORATION

     d.  Letters of Credit

       As of December 31, 2003, the Company had standby letters of credit totaling approximately $7.0 million issued in connection with workers compensation claims and surety bonds.

     e.  Royalty Payments

       The Company is obligated to make quarterly royalty payments in accordance with a licensing agreement related to the development of the Company's composite plate material used on its proprietary DuraPlate(R) trailer. The amount of the payments varies with the production volume of usable material, but requires minimum royalties of $0.5 million annually through 2005. Annual payments for the last three years were approximately $1 million.

     f.  Used Trailer Residual Guarantees and Purchase Commitments

       In connection with certain historical new trailer sale transactions, the Company had entered into agreements to guarantee end-of-term residual value, which contain an option to purchase the used equipment at a pre-determined price. By policy, the Company no longer provides used trailer residual guarantees.

       Under these agreements, future payments which may be required as of December 31, 2003 are as follows (in thousands):

                                                  PURCHASE OPTION   GUARANTEE AMOUNT
                                                  ---------------   ----------------
  2004..........................................      $51,679           $ 4,465
  2005..........................................       22,758             4,976
  2006..........................................           --             9,680
  2007..........................................           --             3,527
  Thereafter....................................           --                --
                                                      -------           -------
                                                      $74,437           $22,648
                                                      =======           =======

       In relation to the guarantees, as of December 31, 2003 and 2002, the Company recorded loss contingencies of $1.4 million and $1.2 million, respectively.

     g.  Purchase Commitments

       As part of the sale of certain assets of our aftermarket parts business, as discussed in Footnote 5, the Company entered into a parts purchase agreement with the buyer that requires the Company to purchase $45 million in parts over the next three years with a minimum of $15 million per year. The purchase price for the parts will be at current market prices, will not exceed business requirements and is subject to certain performance requirements.

18.  SEGMENTS AND RELATED INFORMATION

     a.  Segment Reporting

       Under the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has two reportable segments: manufacturing and retail and distribution. The manufacturing segment produces and sells new trailers to the retail and distribution segment or to customers who purchase trailers direct or through independent dealers. The retail and distribution segment includes the sale, leasing and financing of new and used trailers, as well as the sale of aftermarket parts

                          WABASH NATIONAL CORPORATION
and service through its retail branch network. In addition, the retail and distribution segment includes the sale of aftermarket parts through Wabash National Parts.

       The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that the Company evaluates segment performance based on income from operations. The Company has not allocated certain corporate related charges such as administrative costs, interest and income taxes from the manufacturing segment to the Company's other reportable segment. The Company accounts for intersegment sales and transfers at cost plus a specified mark-up. Reportable segment information is as follows (in thousands):

                                                    RETAIL AND    COMBINED                   CONSOLIDATED
                                   MANUFACTURING   DISTRIBUTION   SEGMENTS    ELIMINATIONS      TOTAL
                                   -------------   ------------   --------    ------------   ------------
2003
Net sales
       External customers........    $ 620,120       $267,820     $ 887,940    $      --      $ 887,940
       Intersegment sales........       52,172            878        53,050      (53,050)            --
                                     ---------       --------     ---------    ---------      ---------
Total net sales..................    $ 672,292       $268,698     $ 940,990    $ (53,050)     $ 887,940
                                     =========       ========     =========    =========      =========
Depreciation and amortization....       13,843          9,945        23,788           --         23,788
Loss from operations.............       27,828        (37,283)       (9,455)         433         (9,022)
Reconciling items to net loss:
  Interest income................                                                                  (406)
  Interest expense...............                                                                30,162
  Foreign exchange gains and
     losses, net.................                                                                (5,291)
  Trade receivables facility
     costs.......................                                                                 1,022
  Loss on debt extinguishment....                                                                19,840
  Other (income) expense.........                                                                 2,878
                                                                                              ---------
Net loss.........................                                                             $ (57,227)
                                                                                              =========
Capital expenditures.............    $   5,672       $    846     $   6,518    $      --      $   6,518
Assets...........................    $ 370,325       $188,477     $ 558,802    $(161,766)     $ 397,036

                          WABASH NATIONAL CORPORATION

                                                    RETAIL AND    COMBINED                   CONSOLIDATED
                                   MANUFACTURING   DISTRIBUTION   SEGMENTS    ELIMINATIONS      TOTAL
                                   -------------   ------------   --------    ------------   ------------
2002
Net sales
       External customers........    $ 492,267       $327,301     $ 819,568    $      --      $ 819,568
       Intersegment sales........       37,793          4,188        41,981      (41,981)            --
                                     ---------       --------     ---------    ---------      ---------
Total net sales..................    $ 530,060       $331,489     $ 861,549    $ (41,981)     $ 819,568
                                     =========       ========     =========    =========      =========
Depreciation and amortization....       15,152         13,474        28,626           --         28,626
Restructuring charge from
  operations.....................        1,813             --         1,813           --          1,813
Loss from operations.............      (16,566)       (22,287)      (38,853)          93        (38,760)
Reconciling items to net loss:
  Interest income................                                                                  (282)
  Interest expense...............                                                                30,873
  Foreign exchange gains and
     losses, net.................                                                                    (5)
  Trade receivables facility
     costs.......................                                                                 4,072
  Loss on debt extinguishment....                                                                 1,314
  Other (income) expense.........                                                                (3,264)
  Income tax benefit.............                                                               (15,278)
                                                                                              ---------
Net loss.........................                                                             $ (56,190)
                                                                                              =========
Capital expenditures.............    $   4,514       $  1,189     $   5,703    $      --      $   5,703
Assets...........................    $ 387,263       $340,505     $ 727,768    $(162,199)     $ 565,569

                          WABASH NATIONAL CORPORATION

                                                    RETAIL AND    COMBINED                   CONSOLIDATED
                                   MANUFACTURING   DISTRIBUTION   SEGMENTS    ELIMINATIONS      TOTAL
                                   -------------   ------------   --------    ------------   ------------
2001
Net sales
       External customers........    $ 518,212       $345,180     $ 863,392    $      --      $ 863,392
       Intersegment sales........       61,854          2,427        64,281      (64,281)            --
                                     ---------       --------     ---------    ---------      ---------
Total net sales..................    $ 580,066       $347,607     $ 927,673    $ (64,281)     $ 863,392
                                     =========       ========     =========    =========      =========
Depreciation and amortization....       18,191         13,952        32,143           --         32,143
Restructuring charge from
  operations.....................       37,493            371        37,864           --         37,864
Loss from operations.............     (148,727)       (92,975)     (241,702)       2,300       (239,402)
Reconciling items to net loss:
  Interest income................                                                                  (349)
  Interest expense...............                                                                21,292
  Equity in losses of
     unconsolidated affiliate....                                                                 7,668
  Restructuring charges..........                                                                 1,590
  Foreign exchange gains and
     losses, net.................                                                                 1,706
  Trade receivables facility
     costs.......................                                                                 2,228
  Other (income) expense.........                                                                 1,488
  Income tax benefit.............                                                               (42,857)
                                                                                              ---------
Net loss.........................                                                             $(232,168)
                                                                                              =========
Capital expenditures.............    $   4,463       $  1,436     $   5,899    $      --      $   5,899
Assets...........................    $ 449,012       $348,155     $ 797,167    $(104,663)     $ 692,504

     b.  Geographic Information

       International sales, primarily to Canadian customers, accounted for approximately 9% in each of the last three years.

       At December 31, 2003 and 2002, the amount reflected in property, plant and equipment, net of accumulated depreciation related to the Company's Canadian subsidiary was approximately $2.0 million.

     c.  Product Information

       The Company offers products primarily in three general categories of new trailers, used trailers and parts. Other sales include trailer service work performed at branch locations, leasing revenues, interest income from finance contracts and freight. The following table sets forth the major product category sales and their percentage of consolidated net sales (dollars in thousands):

                                2003               2002               2001
                                ----               ----               ----
New Trailers............  $690,465    77.8%  $563,496    68.8%  $614,363    71.2%
Used Trailers...........    64,843     7.3     92,317    11.3     73,287     8.5
Parts...................    81,710     9.2     99,447    12.1    103,694    12.0
Other...................    50,922     5.7     64,308     7.8     72,048     8.3
                          --------   -----   --------   -----   --------   -----
Total Sales.............  $887,940   100.0%  $819,568   100.0%  $863,392   100.0%
                          ========   =====   ========   =====   ========   =====

                          WABASH NATIONAL CORPORATION

     d.  Major Customers

       The Company had one customer that represented 14% of consolidated net sales in 2003, and another customer that represented 11% and 19% of consolidated net sales in 2002 and 2001, respectively. The Company's consolidated net sales in the aggregate to its five largest customers were 27%, 30% and 34% of its consolidated net sales in 2003, 2002 and 2001, respectively.

19.  CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

       The following is a summary of the unaudited quarterly results of operations for fiscal years 2003, 2002 and 2001 (Dollars in thousands except per share amounts).

                                      FIRST      SECOND       THIRD        FOURTH
                                     QUARTER    QUARTER      QUARTER       QUARTER
                                     -------    -------      -------       -------
2003
  Net sales........................  $222,508   $230,231     $215,450     $ 219,751
  Gross profit.....................    22,341     (4,811)      15,905        15,259
  Net loss.........................     1,430    (27,268)(4)  (29,641)(5)    (1,748)(6)
  Basic and diluted loss per
    share(1).......................  $   0.05   $  (1.07)    $  (1.16)    $   (0.08)
2002
  Net sales........................  $161,952   $210,251     $241,474     $ 205,891
  Gross profit.....................        39      6,227       21,731        12,454
  Net loss.........................   (14,589)   (21,677)      (8,319)      (11,605)
  Basic and diluted loss per
    share(1).......................  $  (0.65)  $  (0.96)    $  (0.37)    $   (0.46)
2001
  Net sales........................  $242,629   $212,172     $241,945     $ 166,646
  Gross loss.......................    (1,743)       (26)     (32,733)      (84,711)
  Net loss.........................   (17,730)   (18,117)     (61,373)(2)  (134,948)(3)
  Basic and diluted loss per
    share(1).......................  $  (0.79)  $  (0.81)    $  (2.69)    $   (5.88)

---------------

(1) Earnings (loss) per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may differ from annual earnings per share due to rounding.

(2) The third quarter 2001 results include restructuring and other related charges of $40.5 million ($25.6 million, net of tax).

(3) The fourth quarter 2001 results include loss contingencies and impairment charge related to the Company's leasing operations of $37.9 million and used trailer inventory valuation of $18.6 million.

(4) The second quarter 2003 results include a $28.5 million loss on asset impairment, as discussed in Footnote 5.

(5) The third quarter 2003 results include a $18.9 million loss on debt extinguishment, related to its debt refinancing, as discussed in Footnote 11.

(6) The fourth quarter 2003 results includes a $4.1 million loss on the sale of a large portion of the Company's finance contracts.

20.  PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

       The Company has prepared the following Unaudited Pro Forma Consolidated Statement of Operations for the twelve months ended December 31, 2003 to illustrate the estimated effects of the sale (the "Asset Sale") of a portion of its trailer leasing and finance operations and a portion of its aftermarket parts distribution operations to Aurora Trailer Holdings, LLC and the refinancing of its capital structure

                          WABASH NATIONAL CORPORATION
through the sale of $125 million of 3.25% five-year senior unsecured convertible notes and entering into a $222 million three-year asset-based loan arrangement (the "Refinancing").

       In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company has not reflected the Asset Sale as discontinued operations as only a portion of a component was sold, the Company will continue to generate cash flows from these components and the Company will continue to be involved in the operations of the disposed assets through, among other things, purchase and supply agreements.

       The Company believes the pro forma data to be useful in understanding the operating results in view of the recently completed transactions. The Unaudited Pro Forma Consolidated Statement of Operations gives effect to the transactions, described in Footnotes 5 and 11, as if they had occurred as of the beginning of the year. The Pro Forma Financial Statement is based upon available information and certain assumptions that management believes are reasonable. The Company has not attempted to allocate various costs and expenses, including indirect factory-owned branch operating costs and selling, general and administrative expenses to the pro-forma data as the costs are not separately identifiable. The Pro Forma Financial Statement does not purport to represent what the Company's results of operations or financial condition would actually have been had the transactions in fact occurred on such dates or to project the Company's results of operations or financial condition for any future period or date.

                          WABASH NATIONAL CORPORATION

                     PRO FORMA STATEMENT OF OPERATIONS FOR
                   THE TWELVE MONTHS ENDED DECEMBER 31, 2003

                                                                       ADJUSTMENTS
                                                                       -----------
                                                    HISTORICAL   ASSET SALE   REFINANCING   PRO FORMA
                                                    ----------   ----------   -----------   ---------
                                                                       (UNAUDITED)
                                                     DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
Net sales.........................................   $887,940     $(58,904)     $    --     $829,036
Cost of sales.....................................    810,746      (48,639)          --      762,107
Loss on asset impairment..........................     28,500      (28,500)          --           --
                                                     --------     --------      -------     --------
Gross profit......................................     48,694       18,235           --       66,929
General and administrative expenses...............     37,383       (1,498)      (1,576)      34,309
Selling expenses..................................     20,333       (1,920)          --       18,413
                                                     --------     --------      -------     --------
Income (loss) from operations.....................     (9,022)      21,653        1,576       14,207
Other income (expense):
  Interest expense................................    (30,162)       1,745       13,663      (14,754)
  Trade receivable facility costs.................     (1,022)          --        1,022           --
  Foreign exchange gains and losses, net..........      5,291           --                     5,291
  Loss on debt extinguishment.....................    (19,840)          --       18,940         (900)
  Other, net......................................     (2,472)         853                    (1,619)
                                                     --------     --------      -------     --------
Income (loss) before income taxes.................    (57,227)      24,251       35,201        2,225
Income tax (benefit) expense......................         --           --           --           --
                                                     --------     --------      -------     --------
Net income (loss).................................    (57,227)      24,251       35,201        2,225
Preferred stock dividends.........................      1,053                                  1,053
                                                     --------     --------      -------     --------
Net income (loss) applicable to common
  stockholders....................................   $(58,280)    $ 24,251      $35,201     $  1,172
                                                     ========     ========      =======     ========
Basic and diluted net income (loss) per share.....   $  (2.26)                              $   0.05
                                                     ========                               ========
Weighted average shares outstanding...............     25,778                                 25,778
                                                     ========                               ========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                             (WABASH NATIONAL LOGO)

                          WABASH NATIONAL CORPORATION

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS

                             ----------------------

                              MERRILL LYNCH & CO.
                            BEAR, STEARNS & CO. INC.
                              BB&T CAPITAL MARKETS

                                          , 2004

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth the various expenses to be paid by the Company in connection with the distribution of the securities being registered hereby. All the amounts are estimates, except the Commission registration fee.

Securities and Exchange Commission registration fee.........  $ 12,264
Legal fees and expenses.....................................   150,000
Printing and engraving fees.................................   100,000
Accounting fees.............................................   150,000
Miscellaneous expenses, including New York Stock Exchange
  listing fees..............................................    87,736
                                                              --------
  Total.....................................................  $500,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under some circumstances for liabilities incurred in connection with their activities in such capacities (including reimbursement for expenses incurred). Article Ninth of the Company's Certificate of Incorporation provides that it will indemnify its directors and officers to the fullest extent permitted by law and that directors shall not be liable for monetary damages to the Company or its stockholders for breach of fiduciary duty, except to the extent not permitted under Delaware General Corporation Law. In addition, the Company's Amended and Restated Bylaws provide that any director or officer who was or is a party or is threatened to be made a party to any action or proceeding by reason of his or her services to the Company will be indemnified to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                        EXHIBIT DESCRIPTION
-------                       -------------------
 1.01     Form of Purchase Agreement (1)
 4.01     Specimen Common Stock Certificate (2)
 4.02     Shareholder Rights Agreement dated November 7, 1995 (3)
 4.03     First Amendment to Shareholder Rights Agreement dated
          October 21, 1998 (4)
 4.05     Second Amendment to Shareholder Rights Agreement dated
          December 18, 2000 (5)
 5.01     Opinion of Hogan & Hartson L.L.P. (6)
23.01     Consent of Ernst & Young LLP (6)
23.02     Consent of Hogan & Hartson L.L.P. (included in Exhibit
          5.01) (6)
24.01     Powers of Attorney (1)


------------

(1) Previously filed.

(2) Incorporated by reference from the registrant's registration statement on Form S-1 (No. 33-42810).

(3) Incorporated by reference from the registrant's registration statement on Form 8-A filed December 7, 1995.

(4) Incorporated by reference from the registrant's Form 8-K filed on October 26, 1998.

                                         (footnotes continued on following page)

(5) Incorporated by reference from the registrant's Amended Form 8-A filed January 18, 2001.


(6) Filed herewith.


ITEM 17.  UNDERTAKINGS

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

                (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Indiana, on October 28, 2004.


                                          WABASH NATIONAL CORPORATION

                                          By:    /s/ WILLIAM P. GREUBEL
                                            ------------------------------------
                                                     William P. Greubel
                                               President and Chief Executive
                                                           Officer

       PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


DATE                                                                SIGNATURE AND TITLE
----                                                                -------------------

October 28, 2004                                   By: /s/ WILLIAM P. GREUBEL
                                                   -------------------------------------------------
                                                       William P. Greubel
                                                       President, Chief Executive Officer and Director
                                                       (Principal Executive Officer)


October 28, 2004                                   By: /s/ ROBERT J. SMITH
                                                   -------------------------------------------------
                                                       Robert J. Smith
                                                       Senior Vice President and
                                                       Chief Financial Officer
                                                       (Principal Financial Officer and
                                                       Principal Accounting Officer)


October 28, 2004                                   By: /s/ JOHN T. HACKETT*
                                                   -------------------------------------------------
                                                       John T. Hackett
                                                       Chairman of the Board of Directors


October 28, 2004                                   By: /s/ DAVID C. BURDAKIN*
                                                   -------------------------------------------------
                                                       David C. Burdakin
                                                       Director


October 28, 2004                                   By: /s/ DR. MARTIN C. JISCHKE*
                                                   -------------------------------------------------
                                                       Dr. Martin C. Jischke
                                                       Director

DATE                                                                SIGNATURE AND TITLE
----                                                                -------------------



October 28, 2004                                   By: /s/ LUDVIK F. KOCI*
                                                   -------------------------------------------------
                                                       Ludvik F. Koci
                                                       Director


October 28, 2004                                   By: /s/ STEPHANIE K. KUSHNER*
                                                   -------------------------------------------------
                                                       Stephanie K. Kushner
                                                       Director


October 28, 2004                                   *By: /s/ WILLIAM P. GREUBEL
                                                   -------------------------------------------------
                                                        William P. Greubel
                                                        Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                        EXHIBIT DESCRIPTION
-------                       -------------------
 1.01     Form of Purchase Agreement (1)
 4.01     Specimen Common Stock Certificate (2)
 4.02     Shareholder Rights Agreement dated November 7, 1995 (3)
 4.03     First Amendment to Shareholder Rights Agreement dated
          October 21, 1998 (4)
 4.05     Second Amendment to Shareholder Rights Agreement dated
          December 18, 2000 (5)
 5.01     Opinion of Hogan & Hartson L.L.P. (6)
23.01     Consent of Ernst & Young LLP (6)
23.02     Consent of Hogan & Hartson L.L.P. (included in Exhibit
          5.01) (6)
24.01     Powers of Attorney (1)


------------

(1) Previously filed.

(2) Incorporated by reference from the registrant's registration statement on Form S-1 (No. 33-42810).

(3) Incorporated by reference from the registrant's registration statement on Form 8-A filed December 7, 1995.

(4) Incorporated by reference from the registrant's Form 8-K filed on October 26, 1998.

(5) Incorporated by reference from the registrant's Amended Form 8-A filed January 18, 2001.


(6) Filed herewith.